





168 R
Singa
Tel: 6
Webs
(Regi

06016791

82-4507

5 September 2006

RECEIVED
SEP 13 2006

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 August 2006 till 30 August 2006, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

PROCESSED
SEP 18 2006
THOMSON FINANCIAL

Ng Chooi Peng
Secretariat Manager

Encs

9/14

S:\Sec\ADR\2006\Ltr\Ltr to ADR.doc



List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by The Ascott Group Limited – "(1) Proposed acquisitions of two properties in The People's Republic of China and (2) Ascott strengthens foothold in China with S$151 million acquisition of two properties"	1 Aug 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Striking-off of dormant indirect wholly-owned subsidiary, Pyrite Pte Ltd"	1 Aug 2006	SGX-ST Listing Manual
Announcement and news release by CapitaLand Limited – "(A) Disposals of the entire issued share capital of: (I) CapitaLand Retail (SI) Investments Pte. Ltd., (II) Victoria City Pte Ltd; and (III) CapitaLand Retail (BJ1) Holdings Pte. Ltd.; and (B) CapitaLand sells its interest in Hotel Inter-Continental valuing the hotel property at S$250 million"	1 Aug 2006	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by CapitaLand Limited – "Sale of stake in D.L. Properties Ltd"	2 Aug 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "2006 Second Quarter Financial Statements Announcement"	3 Aug 2006	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand achieves 1H2006 profit of S$288.7 million, up 35.2%"	3 Aug 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – Presentation Slides – "CapitaLand Group Half Year 2006 Results"	3 Aug 2006	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Payment of management fee by way of issue of units in CapitaMall Trust"	3 Aug 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "CapitaLand Group Half Year 2006 Results – Additional Supplementary Slide"	4 Aug 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Clarification on The Business Times story"	7 Aug 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Change of interest in Australand"	8 Aug 2006	SGX-ST Listing Manual
Announcement and news release by The Ascott Group Limited - "(1) Completion of sale of The Ascott Mayfair, London; and (2) Ascott continues to manage The Ascott Mayfair, London upon its divestment"	12 Aug 2006	For Public Relations Purposes
Joint news release by CapitaLand Limited and Hwa Hong Corporation Limited – "Final phase of RiverGate launched with record price of S$1,700 psf achieved"	14 Aug 2006	For Public Relations Purposes



Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
News release by CapitaLand Limited – "CapitaLand sells 'Penthouse Series' at Scotts HighPark for above S$2,000 psf"	15 Aug 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Sonic Management Pte. Ltd."	15 Aug 2006	SGX-ST Listing Manual
Announcements by CapitaCommercial Trust Management Limited - "(1) Offer and Placement of between 478,627,008 and 499,538,958 new units in CapitaCommercial Trust; and (2) Notice of cumulative distribution books closure and distribution payment date"	15 Aug 2006	For Public Relations Purposes
Announcement and news release by CapitaCommercial Trust Management Limited - "(1) Offer and Placement of up to 479,039,958 New Units in CapitaCommercial Trust to raise approximately S$803.2 million; and (2) CCT's private placement approximately 2.6 times subscribed"	16 Aug 2006	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Offer and Placement of up to 479,039,958 new units in CapitaCommercial Trust to raise approximately S$803.2 million"	17 Aug 2006	For Public Relations Purposes
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiaries (I) Fine Day Pte. Ltd. (II) Montana Pte. Ltd. (III) CapitaLand (RCS) Property Management Pte. Ltd."	18 Aug 2006	SGX-ST Listing Manual
Announcements by CapitaCommercial Trust Management Limited and CapitaMall Trust Management Limited – "Raffles City's Potential Asset Enhancement Plans"	21 Aug 2006	For Public Relations Purposes
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiaries (I) Becan Limited (II) CapitaLand (GCC) Pte. Ltd".	23 Aug 2006	SGX-ST Listing Manual
Announcement and news release by The Ascott Group Limited – "(A) Ascott signs Master Development Agreement and Joint Venture Agreement with Rattha Holding Company Private Limited and (B) Ascott to acquire and develop seven serviced residences in South India"	24 Aug 2006	For Public Relations Purposes



Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries (I) CapitaRetail China Investments (B) Alpha Pte. Ltd. (II) CapitaRetail China Investments (B) Beta Pte. Ltd. (III) CapitaRetail China Investments (B) Gamma Pte. Ltd. (IV) Integrated Nixon Investments Limited"	28 Aug 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Completion of acquisition of shares in nine project companies in China"	28 Aug 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Striking-off of dormant indirect wholly-owned subsidiary, CapitaLand Bond Limited"	28 Aug 2006	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited - "Offer and placement of between 172,845,000 and 179,821,000 new units in CapitaMall Trust"	29 Aug 2006	For Public Relations Purposes
Announcement and news release by CapitaMall Trust Management Limited - "(1) Offer and placement of 174,348,000 new units in CapitaMall Trust at an issue price of S$2.30 per new unit; and (2) CapitaMall Trust's private placement 2.6 times subscribed"	30 Aug 2006	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Offer and placement of 174,348,000 new units in CapitaMall Trust at an issue price of S$2.30 per new unit – Close of ATM Offering"	30 Aug 2006	For Public Relations Purposes

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	01-Aug-2006 12:52:27
Announcement No.	00035

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement and News Release by CapitaLand Limited's subsidiary, The Ascott Group Limited – "(1) Proposed acquisitions of two properties in The People's Republic of China and (2) Ascott strengthens foothold in China with S$151 million acquisition of two properties"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matters, as attached for information.
Attachments:	Ascott-AcquisitionsInChina.pdf Ascott.NewsRelease-AcquisitionsInChina.pdf Total size = **228K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Co. Reg No: 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

PROPOSED ACQUISITIONS OF TWO PROPERTIES IN THE PEOPLE'S REPUBLIC OF CHINA

1. Proposed Acquisition of Somerset ZhongGuanCun

The Board of Directors of The Ascott Group Limited ("**Ascott**") wishes to announce that Ascott, through its indirect wholly owned subsidiary, Somerset ZhongGuanCun (S) Pte. Ltd. ("**Somerset ZGC**") has today entered into a Heads of Agreement with Beijing Yuanzhong Real Estate Development Co., Ltd. ("**Beijing Yuanzhong**") and Ascott Property Management (Beijing) Co., Ltd. ("**APMB**") wherein Somerset ZGC or its nominee agrees to purchase from Beijing Yuanzhong, part of a property known as "Laccueil Residence", located at 15 Hai Dian Zhong Road, Haidian District, Beijing 100080, the People's Republic of China (hereinafter referred to as "**Somerset ZhongGuanCun**") at a total purchase consideration of RMB302 million (equivalent to S$59.5 million[1]) (the "**Somerset ZhongGuanCun Purchase Price**").

Laccueil Residence comprises two 19-storey apartment blocks (Towers A & C), a 17-storey apartment block (Tower B) over a 3-level commercial podium with retail shops, restaurants and clubhouse facilities, and a 3-level basement car park lots.

(i) Information relating to Somserset ZhongGuanCun

Somerset ZhongGuanCun includes Tower B of 17-storey, 154-unit serviced residence, and the third floor of Laccueil Residence comprising a clubhouse and restaurant units (with a total gross floor area of 19,974.69 square metres), and 20 basement car park lots. Tower B of Laccueil Residence has a land use rights of 70 years from 4 September 2002 whilst except for the clubhouse which has a land use rights of 50 years from 4 September 2002, the remaining parts of the third floor have a land use rights of 40 years from 4 September 2002.

(ii) Information relating to the Parties of the Heads of Agreement

Beijing Yuanzhong is a property development company established and existing under the laws of the People's Republic of China, which has interest in various properties and businesses in the People's Republic of China.

APMB, a property management company in Beijing incorporated under the laws of the People's Republic of China, is an indirect wholly owned subsidiary of Ascott.

Somerset ZGC is an investment holding company incorporated in the Republic of Singapore and an indirect wholly owned subsidiary of Ascott.

(iii) Salient Terms of Heads of Agreement

(a) Beijing Yuanzhong has undertaken to assist Somerset ZGC to establish a wholly owned foreign enterprise in Beijing ("**Beijing WOFE**") for the sole purpose of acquiring Somerset ZhongGuanCun.

(b) A Sale and Purchase Agreement in relation to the acquisition of Somerset ZhongGuanCun will be entered into by and between Beijing Yuanzhong and Beijing WOFE ("**Beijing S&P Agreement**").

(c) Somerset ZhongGuanCun Purchase Price, to be satisfied fully in cash, is arrived at a willing buyer-willing seller basis. The proposed acquisition of Somerset ZhongGuanCun will be funded by internal resources and bank borrowings.

(d) Upon the fulfilment of conditions precedent in the Beijing S&P Agreement, legal completion will take place on the date of transfer of strata titles of Somerset ZhongGuanCun to Beijing WOFE.

(e) APMB or its nominee will be appointed as the serviced residence manager of Somerset ZhongGuanCun and as corporate leasing manager for Tower C of Laccueil Residence upon the signing of the Beijing S&P Agreement. APMB or

its nominee will be appointed as property manager of Tower A and commercial podium (1st and 2nd floors) of Laccueil Residence from 1 January 2007.

2. **Proposed Acquisition of Somerset Youyi**

The Board of Directors of Ascott also wishes to announce that Ascott, through its indirect wholly owned subsidiary, Ascott Property Management (Shanghai) Co., Ltd. ("**APMS**") has today entered into a Heads of Agreement with Tianjin Construction Group Real Estate Development Co. Ltd. ("**Tianjin Development**") and Tianjin Construction Group Co. Ltd. ("**Tianjin Construction**") wherein a wholly owned foreign enterprise to be set up by Somerset Youyi (S) Pte Ltd ("**SYPL**"), an indirect wholly owned subsidiary of Ascott and an affiliated company of APMS, will acquire from Tianjin Development part of a property development known as Junyi Building located at No. 35, Youyi Road, Hexi District, Tianjin, People's Republic of China ("**Somerset Youyi**") at a total purchase consideration of RMB 292 million (equivalent to S$57.5 million[1]) (the "**Somerset Youyi Purchase Price**").

Junyi Building is presently under construction and will comprise an office building and a 35-storey integrated complex consisting of serviced residences and a 4-storey commercial podium.

(i) Information relating to Somerset Youyi

Somerset Youyi comprises the 5th to 35th floors of the serviced residence block, 40 basement car park lots, a swimming pool and the mechanical facilities room with a total gross floor area of about 32,148 square metres.

(ii) Information relating to the Parties of the Heads of Agreement

Tianjin Construction, a leading real estate developer in Tianjin, is a large state-owned enterprise with total assets valued at RMB 6.50 billion. Tianjin Construction has 28 subsidiaries with businesses which include real estate development, scientific research and project design & fixed asset operation and management.

Tianjin Development is a subsidiary of Tianjin Construction and its business activities include real estate development and consulting.

APMS, a property management company in Shanghai incorporated under the laws of the People's Republic of China, is an indirect wholly owned subsidiary of Ascott.

(iii) Salient Terms of Heads of Agreement

(a) Tianjin Development has undertaken to inter alia, obtain the pre-sale permit of Somerset Youyi by 30 September 2006;

(b) Tianjin Development has undertaken to assist, to establish a wholly owned foreign enterprise in Tianjin ("Tianjin **WOFE**") for the sole purpose of acquiring Somerset Youyi.

(c) Tianjin Construction has undertaken to guarantee inter alia, the due performance of Tianjin Development's obligations under the Heads of Agreement;

(d) A Sale and Purchase Agreement in relation to the acquisition of Somerset Youyi (the "**Tianjin S&P Agreement**") will be entered into by and between Tianjin Development and Tianjin WOFE.

(e) Somerset Youyi Purchase Price is arrived at on a willing buyer-willing seller basis, will be satisfied fully in cash. The proposed acquisition of Somerset Youyi will be funded by internal resources and bank borrowings.

(f) Subject to fulfilment of conditions precedent in the Tianjin S&P Agreement, legal completion for the acquisition of Somerset Youyi will take place on the date of transfer of strata titles of Somerset Youyi to Tianjin WOFE.

It is intended that, upon completion of the acquisition of Somerset Youyi, APMS or its nominee will be appointed as the serviced residence manager of Somerset Youyi.

3. Rationale

The aforesaid acquisitions are part of the Company's on-going strategy to enhance its foothold in China's serviced residence market by leveraging on the strengths of the existing established operations. The aforesaid new acquisitions are also in line with the Group's strategy of incubating the properties for possible subsequent divestment into Ascott Residence Trust.

4. Financial Effects

The aforesaid acquisitions are not expected to have a material impact on the net tangible assets per share and the earnings per share of the Group for the financial year ending 31 December 2006.

5. Interests of Directors and Controlling Shareholders

None of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the said acquisitions.

By Order of the Board

Hazel Chew / Doreen Nah
Joint Company Secretaries
Singapore, 1 August 2006

Note: The following exchange rate is used in this Announcement RMB1 = S$0.197


THE
ASCOTT
GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N° 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT STRENGTHENS FOOTHOLD IN CHINA WITH S$151 MILLION ACQUISITION OF TWO PROPERTIES

Singapore, 1 August 2006 – The Ascott Group (Ascott) has signed heads of agreements to acquire two properties in China for S$151.4 million (RMB 768.7 million) including development costs. The acquisition of these properties is in line with Ascott's target to triple its portfolio in China to 10,000 units by 2010.

The two properties in Beijing and Tianjin, with a total of 422 units bring Ascott's portfolio in China to over 3,400 units in 18 properties. These properties will be operated and managed by Ascott; they form the pipeline of assets for potential injection into Ascott Residence Trust.

Mr Cameron Ong, Ascott's Managing Director and CEO said, "Since Ascott's entry into China about 10 years ago, we have made an accumulated investment of over S$630 million (RMB 3.2 billion). The additional investment in these two new properties brings our total investment in China close to S$782 million (RMB 4 billion). This further demonstrates the importance of China as a key growth market for Ascott. The China government's recent real estate regulations bode well for long term players like Ascott as they will minimise speculative investments and weed out the weaker players in the long run."

"Ascott will be able to see immediate returns and a stable flow of income from the property in Beijing as it is already a fully-furnished operating serviced residence. This acquisition also enhances our presence in the Chinese capital to cater to the expected increase in demand for accommodation leading up to the 2008 Olympics and beyond. The Tianjin acquisition is strategic given its prime location in one of China's key development zones with high growth potential. Youyi Road, where our property is located, is slated to be Tianjin's financial hub. Moving forward, besides acquisitions of suitable greenfield projects, Ascott will also be looking at opportunities to acquire existing buildings for conversion into serviced residences, to achieve efficient 'time-to-market'," added Mr Ong.

Beijing and Tianjin offer significant growth opportunities for serviced residences given the limited supply of high quality and professionally-managed serviced residences. Demand from expatriates and business travellers for top quality serviced residences is also expected to grow in tandem with the influx of foreign investment and growing number of multinational corporations in these areas.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM

Somerset ZhongGuanCun, Beijing
Ascott is acquiring a fully-furnished 17 storey, 154-unit serviced residence, known as Laccueil Residence for a purchase price of S$59.5 million (RMB 302 million). The deal was made with Beijing Yuanzhong Real Estate Development Co Ltd. Ascott intends to invest an additional S$6.6 million (RMB 33.7 million) for minor refurbishments.

The property at 15, Hai Dian Middle Street in Haidian District of Beijing is in the heart of ZhongGuanCun, a high-technology development zone. The zone houses over 1,400 foreign invested enterprises including 43 Fortune 500 companies, and about 3,000 to 5,000 expatriates.

Somerset ZhongGuanCun is targeted to open in the first half of 2007 with one, two and three-bedroom units.

Somerset Youyi, Tianjin
Ascott is acquiring a partially completed 35-storey building called Junyi Building, in its bare shell status for a purchase price of S$57.5 million (RMB 292 million). The deal was made with Tianjin Construction Group Real Estate Development Co Ltd. Ascott intends to invest another S$27.8 million (RMB 141 million) to retrofit the property into a high-end serviced residence.

Located at 35, Youyi Road, Hexi District in Tianjin, the 268-unit building is close to Tianjin International Exhibition Centre. It will cater to expatriates working in two of Tianjin's key industrial development zones; Tianjin Economic Technological Development zone and Xiqing Economic Development zone. Currently, about 17,000 expatriates are working in Tianjin on a long-term basis.

Somerset Youyi, Tianjin is targeted to open in the first half of 2008 with studio, one-bedroom and two-bedroom units.

The Ascott Group is the largest international serviced residence operator in China with presence in seven Chinese cities including Beijing, Dalian, Guangzhou, Shanghai, Suzhou, Tianjin and Xi'an, as well as the territory of Hong Kong.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with more than 16,000 serviced residence units in key cities of Asia Pacific, Europe and the Middle East.

The Group operates three brands – The Ascott, Somerset and Citadines in 43 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Xi'an and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand as well as Dubai in the Middle East.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally; it has clinched numerous prestigious awards including the 'Most Outstanding International Brand' award from Apartment Living magazine in Thailand, '2006 Korea Top Brand' award by Seoul Economy newspaper, Korea Herald's 'Readers' Best Brand Awards 2006', '2006 Best Company & CEO' award from the Herald Business in Korea, the 'Best Serviced Residence Brand' award by Lifestyle + Travel magazine in Thailand, the 'Innovative Capital Venture' award at the 2006 China Hotel Investment Summit, 2006 'China's Top 100 Serviced Apartments' award, Korea Times' 'Best International Serviced Residence Brand' award, the 'Highly Commended Deluxe Accommodation' award at the 2005 Tasmanian Tourism Awards, 'Best Accommodation' at the 2005 World Travel Awards, TTG Asia Media's 2005 'Best Serviced Residence Operator' award, and the Business Traveller Asia Pacific's 2005 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 18 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media

Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Lilian Goh, Investor Relations
Tel: (65) 6586 7231   Hp: (65) 9795 5225   Email: lilian.goh@the-ascott.com

---


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

STRIKING-OFF OF DORMANT INDIRECT WHOLLY-OWNED SUBSIDIARY, PYRITE PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its dormant indirect wholly-owned subsidiary, Pyrite Pte Ltd ("Pyrite"), had upon its application and as subsequently notified in the Government Gazette notification dated 28 July 2006, been struck off the Register of Companies pursuant to Section 344(4) of the Companies Act, Cap. 50, with effect from 24 June 2006.

The above striking-off of Pyrite is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
1 August 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	01-Aug-2006 18:30:42
Announcement No.	00126

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and News Release - (A) Disposals of the entire issued share capital of: (I) CapitaLand Retail (SI) Investments Pte. Ltd.; (II) Victoria City Pte Ltd; and (III) CapitaLand Retail (BJ1) Holdings Pte. Ltd.; and (B) CapitaLand sells its interest in Hotel Inter-Continental, valuing the hotel property at S$250 million.
Description	The attached announcement and news release issued by CapitaLand Limited on the above matters are for information.
Attachments:	CRTL.divestmentofcos.Aug2006.pdf CLnewsrelease.1Aug2006.pdf Total size = **163K** (2048K size limit recommended)



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DISPOSALS OF THE ENTIRE ISSUED SHARE CAPITAL OF:
(I) CAPITALAND RETAIL (SI) INVESTMENTS PTE. LTD.
(II) VICTORIA CITY PTE LTD
(III) CAPITALAND RETAIL (BJ1) HOLDINGS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the following disposals (collectively, the "Disposals", and each, a "Disposal") by its direct and indirect wholly-owned subsidiaries to Pacific Coast Assets Inc. (the "Purchaser"), a party unrelated to CapitaLand:

Disposal of the entire issued share capital of CapitaLand Retail (SI) Investments Pte. Ltd. by CapitaLand Retail (BJ) Investments Pte. Ltd.

CapitaLand Retail (BJ) Investments Pte. Ltd., an indirect wholly-owned subsidiary of CapitaLand, had on 1 August 2006 entered into a sale and purchase agreement with the Purchaser to dispose of its 114,358,242 ordinary shares in the issued share capital of CapitaLand Retail (SI) Investments Pte. Ltd. ("CR(SI)"), constituting 100% of the issued share capital of CR(SI) (the "CR(SI) Sale Shares").

Disposal of the entire issued share capital of Victoria City Pte Ltd by CapitaLand Commercial and Integrated Development Limited

CapitaLand Commercial and Integrated Development Limited, a wholly-owned subsidiary of CapitaLand, had on 1 August 2006 entered into a sale and purchase agreement with the Purchaser to dispose of its 1,000,000 ordinary shares and 68,800 preference shares in the issued share capital of Victoria City Pte Ltd ("VCPL"), constituting 100% of the issued share capital of VCPL (collectively, the "VCPL Sale Shares").

Disposal of the entire issued share capital of CapitaLand Retail (BJ1) Holdings Pte. Ltd. by CapitaLand Retail Limited

CapitaLand Retail Limited, a wholly-owned subsidiary of CapitaLand, had on 1 August 2006 entered into a sale and purchase agreement with the Purchaser to dispose of its one ordinary share in the issued share capital of CapitaLand Retail (BJ1) Holdings Pte. Ltd. ("CR(BJ1)"), constituting 100% of the issued share capital of CR(BJ1) (the "CR(BJ1) Sale Shares").

The sale of the CR(SI) Sale Shares, the VCPL Sale Shares and the CR(BJ1) Sale Shares (collectively, the "Sale Shares") is for an aggregate cash consideration of approximately S$231.06 million (the "Consideration"). The Consideration was arrived at on a willing buyer-willing seller basis, taking into account, amongst other factors, the value of the underlying assets of CR(SI), VCPL and CR(BJ1), which includes Inter-Continental Hotel, Singapore, the value of which has been agreed by the parties to be at S$250 million; and the other assets and liabilities of CR(SI), VCPL, CR(BJ1). The net tangible asset value of the Sale Shares based on the management accounts of CR(SI), VCPL and CR(BJ1) as at 30 June 2006 is approximately S$184.38 million.

CR(SI), VCPL and CR(BJ1) (through its wholly-owned subsidiary, CapitaLand Retail BJ1 (M) Limited ("CRBJ1(M)")) together hold a 49.5% interest in Bugis City Holdings Pte Ltd ("BCH") which, in turn, through its 90% interest in BCH Hotel Investment Pte Ltd ("BCH(H)"), owns (amongst other things) the Inter-Continental Hotel, Singapore. BCH also owns an 80% interest in BCH Retail Investment Pte Ltd ("BCH(R)") which is currently a dormant company, with CR(SI) holding the remaining 20% interest.

The completion of the Disposals is expected to take place on 29 August 2006 and the Consideration will be fully satisfied in cash. The completion of each Disposal is conditional upon the completion of the other Disposals. Following completion, CR(SI), VCPL, CR(BJ1) and CRBJ1(M) will cease to be indirect wholly-owned subsidiaries of CapitaLand, and BCH, BCH(H) and BCH(R) will cease to be associated companies of CapitaLand.

The Disposals are expected to yield a net gain of approximately S$40.51 million for CapitaLand.

Based on the latest available audited consolidated financial statements of CapitaLand for the financial year ended 31 December 2005:

(i) assuming that the Disposals had been effected on 1 January 2005, CapitaLand's earnings per share would increase from 28.3 cents to 29.8 cents; and

(ii) assuming that the Disposals had been effected on 31 December 2005, the financial impact on CapitaLand's net tangible assets per share is not significant.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the Disposals.

Copies of the sale and purchase agreements are available for inspection during normal business hours at CapitaLand's registered office at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912 for a period of three months from the date of this announcement.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
1 August 2006



For Immediate Release
1 August 2006

NEWS RELEASE

CapitaLand sells its interest in Hotel Inter-Continental, valuing the hotel property at S$250 million

Net gain amounts to S$40.5 million and in line with asset productivity strategy

Singapore, 1 August 2006 – CapitaLand Limited ("CapitaLand") has today disposed its interests in its indirect wholly-owned subsidiaries, CapitaLand Retail (SI) Investments Pte. Ltd., Victoria City Pte Ltd and CapitaLand Retail (BJ1) Holdings Pte. Ltd., which collectively owns an effective 49.5% interest in Bugis City Holdings Pte Ltd ("Bugis City"). Bugis City, in turn, through BCH Hotel Investment Pte Ltd, owns a 90% interest in Inter-Continental Hotel, Singapore, which translates into an effective stake of 44.6% for CapitaLand. The disposal to Pacific Coast Assets Inc., an international property firm, is for a consideration of S$231.06 million, valuing the underlying property of the Inter-Continental Hotel at S$250 million. This transaction is expected to be completed on 29 August 2006, and will yield CapitaLand a net gain of S$40.51 million.

Mr Liew Mun Leong, President & CEO of CapitaLand said, "The resultant gain of over S$40 million from the disposal of CapitaLand's indirect subsidiaries is yet another testimony of our ability to proactively manage our assets to create and unlock value for our shareholders. Inclusive of the earlier gain from the divestment of the office and retail components, we have successfully achieved a total value extraction of about S$80 million. These transactions are in line with the Group's asset productivity strategy."

In early 2005, CapitaLand took additional stakes in Bugis Junction, a mixed development comprising retail, office and hotel components, through acquisition of Seiyo Investment (S) Pte. Ltd. (renamed CapitaLand Retail (SI) Investments Pte. Ltd.), and its partial interest in Bugis City. In July 2005, CRTL reached an agreement with the shareholders of Bugis City to sell the retail component of Bugis Junction to CapitaMall Trust, whilst the office entity, BCH Office Investment Pte Ltd, was divested to Keppel Land Properties Pte Ltd.

Based on the latest audited consolidated financial statements of CapitaLand for the financial year ended 31 December 2005, the financial impact is:

(i) Assuming that the disposals were effected on 1 January 2005, CapitaLand Group's earnings per share would increase from 28.3 cents to 29.8 cents ; and

(ii) Assuming that the disposals were effected on 31 December 2005, the financial impact on CapitaLand Group's net tangible assets per share is not significant.

About CapitaLand Group

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **1 August 2006**

For more information, please contact:

Singapore

Media Contact	Analyst Contact
Ng Wei Joo	Tong Ka-Pin
Communications	Investor Relations
DID : (65) 68233532	DID : (65) 68265856
ng.weijoo@capitaland.com.sg	tong.ka-pin@capitaland.com.sg



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF STAKE IN D.L. PROPERTIES LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand (Office) Investments Pte Ltd, has today entered into an agreement (the "Agreement") with Equity (CP) Private Limited and Sound Investments Limited, for the sale of its entire 35.37% stake (comprising 31,832,000 ordinary shares) (the "Sale Shares") in D.L. Properties Ltd ("DLP").

DLP is an indirect associated company of CapitaLand and the owner of the building called "Equity Plaza" located at Raffles Place (the "Property").

CapitaLand's aggregate cash consideration for the sale is S$27.4 million. The consideration was arrived at on a willing buyer-willing seller basis taking into account, amongst other factors, the agreed value of the Property at S$236 million and the assignment of shareholders' loan of S$29.9 million.

The net tangible asset value of the Sale Shares based on the management accounts of DLP as at 31 May 2006 is S$1.1 million.

The completion of the sale is subject to the fulfilment of certain conditions precedent set out in the Agreement, including a pre-emption offer on the existing shareholder(s) of DLP and the lapsing thereof, or the waiver of their pre-emption rights.

Following the completion of the sale, DLP will cease to be an associated company of CapitaLand.

The sale is not expected to have any material impact on the net tangible asset or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
2 August 2006

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Aug-2006 17:14:15
Announcement No.	00066

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	2006 Second Quarter Financial Statements Announcement
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CLannc.2Q06.Results.3Aug06.pdf Total size = **340K** (2048K size limit recommended)

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Embargoed for release till 5.05 pm, 3 August 2006


CapitaLand

CAPITALAND LIMITED

(Registration Number : 198900036N)

2006 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

TABLE OF CONTENTS



CAPITALAND LIMITED
2006 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(i) Income Statement

	Group					
	2Q 2006 S$'000	**2Q 2005 S$'000**	**% Change**	**1H 2006 S$'000**	**1H 2005 S$'000**	**% Change**
Continuing operations						
Revenue	**771,727**	**1,359,203**	**(43.2)**	**1,430,378**	**2,095,518**	**(31.7)**
Cost of sales	(557,728)	(1,125,613)	(50.5)	(1,062,958)	(1,676,611)	(36.6)
Gross profit	213,999	233,590	(8.4)	367,420	418,907	(12.3)
Other operating income	57,854	91,373	(36.7)	179,623	136,836	31.3
Administrative expenses	7,137	(90,482)	NM	(82,569)	(174,463)	(52.7)
Other operating expenses	(1,028)	(11,097)	(90.7)	(1,724)	(11,181)	(84.6)
Profit from continuing operations	**277,962**	**223,384**	**24.4**	**462,750**	**370,099**	**25.0**
Finance costs	(73,534)	(66,475)	10.6	(143,607)	(130,678)	9.9
Share of results (net of tax) of:						
- associates	21,955	18,105	21.3	50,718	43,849	15.7
- jointly-controlled entities	3,631	2,203	64.8	15,202	(98)	NM
- partnerships	–	(540)	NM	–	512	NM
	25,586	19,768	29.4	65,920	44,263	48.9
Profit before taxation from continuing operations	230,014	176,677	30.2	385,063	283,684	35.7
Taxation	(42,580)	(36,941)	15.3	(54,064)	(57,029)	(5.2)
Profit after taxation from continuing operations	187,434	139,736	34.1	330,999	226,655	46.0
Discontinued operations						
Profit after taxation from discontinued operations	14,333	46,765	(69.4)	14,333	51,641	(72.2)
Profit after taxation	201,767	186,501	8.2	345,332	278,296	24.1
Attributable to:						
Equity holders of the Company ("PATMI")	**158,187**	**143,565**	**10.2**	**288,742**	**213,570**	**35.2**
Minority interests ("MI")	43,580	42,936	1.5	56,590	64,726	(12.6)
	201,767	186,501	8.2	345,332	278,296	24.1

NM : *Not meaningful*

Note : *The comparative profit and loss accounts ("P/L") for 2Q and 1H 2005 had been re-presented in accordance with the presentation required under FRS 105 - Non-current Assets Held for Sale and Discontinued Operations. Please refer to Item 1(a)(iii).*

1(a)(ii) Breakdown and Explanatory Notes to Income Statement

2Q 2006 vs 2Q 2005

	Note	Group		
		2Q 2006 S$'000	2Q 2005 S$'000	% Change
Revenue	A	**771,727**	**1,359,203**	**(43.2)**
Cost of Sales		(557,728)	(1,125,613)	(50.5)
Gross Profit		**213,999**	**233,590**	**(8.4)**
Other Operating Income	B	**57,854**	**91,373**	**(36.7)**
Investment income		5,988	259	NM
Other income including interest income and portfolio gains		47,989	91,887	(47.8)
Foreign exchange gain		3,877	(773)	NM
Other Operating Expenses	C	**(1,028)**	**(11,097)**	**(90.7)**
Foreign exchange loss		–	(2,450)	NM
Others		(1,028)	(8,647)	(88.1)
Administrative Expenses	D	**7,137**	**(90,482)**	**NM**
Included in Administrative Expenses:-				
Depreciation and amortisation		(8,476)	(8,998)	(5.8)
(Provision) for/write back of bad and doubtful debts		(481)	1,622	NM
Negative goodwill on acquisition		77,000	820	NM
Profit after taxation from discontinued operations	E	**14,333**	**46,765**	**(69.4)**
Profit after taxation before gain on sale of discontinued operations		–	15,510	NM
Gain on sale of discontinued operations		14,333	31,255	(54.1)

(A) Revenue, Cost of Sales

The decrease in revenue was largely attributable to a reduction in revenue contribution from Australand. A significant component of this reduction can be attributed to the higher revenue in 2Q 2005, which arose from the completion of the sale of properties to Australand Wholesale Property Trust No. 4. In line with the lower revenue, cost of sales was also lower.

(B) Other Operating Income

Investment income of $6.0 million arose mainly from the Group's investments in China and Hong Kong.

Other income, including interest income and portfolio gains, of $48.0 million was about $43.9 million lower than 2Q 2005 despite the higher interest income of $12.3 million. The decrease was largely attributable to lower portfolio gains of $38.3 million as 2Q 2005 included divestment gains such as the sale of Pidemco Tower in Shanghai and CL Moorgate in the United Kingdom. There was also a mark-to-market loss of $7.3 million arising from the Group's financial instruments/assets in 2Q 2006.

The foreign exchange gain of $3.9 million arose mainly from the revaluation of certain USD denominated loans as a result of the RMB and SGD strengthening against the USD during the quarter.

1(a)(ii) Breakdown and Explanatory Notes to Income Statement (cont'd)

Included in portfolio gains were the following gains on sale of investments in 2Q 2006:

Gain on sale of investments	$M
Shares in Sea View Hotel Limited	7.9
Liang Court Shopping Centre	2.1
Others (net)	(1.9)
Total Group's share of gain after tax & MI for 2Q 2006	**8.1**

(C) Other Operating Expenses

2Q 2006's other operating expenses of $1.0 million was $10.1 million or 90.7% lower than the $11.1 million recorded in 2Q 2005. Apart from the foreign exchange loss, 2Q 2005 operating expenses also included a loss of $5.4 million arising from the dilution of the Group's unit holding in CapitaCommercial Trust ("CCT") following CCT's equity fund raising to partly finance its acquisition of HSBC Building.

(D) Administrative Expenses

Administrative expenses comprise staff costs, depreciation expenses, operating lease expenses and other administrative expenses. 2Q 2006's administrative expenses included the recognition of a $77.0 million negative goodwill (which is the difference between the cost of the shares and the fair value of the underlying net tangible assets) upon completion of the subscription of a 20% stake in Lai Fung Holdings Limited. Excluding this negative goodwill, administrative expenses would be $69.9 million which were $20.6 million lower than 2Q 2005 mainly due to lower expenses following the de-consolidation of hotel operations.

(E) Profit after taxation from discontinued operations

2Q 2006's profit after taxation from discontinued operations for 2Q 2006 reflects the additional gain arising from the divestment of the hotel business by Raffles Holdings Limited. In 2Q 2005, the profit after taxation from discontinued operations included the operating profits from the hotel business and PREMAS International Limited, as well as the gain arising from the divestment of PREMAS International Limited.

(F) Taxation expense and adjustments for over or under-provision of tax in respect of prior years

The current tax expense is based on the statutory tax rates of the respective countries in which the companies operate and takes into account non-deductible expenses and temporary differences.

Tax expense of $42.6 million in 2Q 2006 was higher than 2Q 2005's $36.9 million due to higher operating profit, as well as absence of tax relief. There was a $1.1 million over-provision of tax for prior years (2Q 2005 : over-provision of $0.3 million).

1(a)(iii) Discontinued Operations

The discontinued operations comprised PREMAS International Limited and the hotel business of Raffles Holdings Limited ("discontinued operations") which were sold in May 2005 and September 2005 respectively. In 2Q 2006, Raffles Holdings Limited recorded an additional gain of $14.3 million upon finalisation of the divestment accounts. A summary of the 2Q and 1H results of the discontinued operations are as follows:

	Group – Discontinued operations			
	2Q 2006 S$'000	2Q 2005 S$'000	1H 2006 S$'000	1H 2005 S$'000
Revenue	–	**153,522**	–	**325,809**
Cost of sales	–	(76,704)	–	(173,544)
Gross profit	–	76,818	–	152,265
Other operating income	–	2,139	–	4,898
Administrative expenses	–	(58,772)	–	(124,653)
Other operating expenses	–	465	–	(840)
Profit from operations	–	**20,650**	–	**31,670**
Finance costs	–	(1,928)	–	(3,995)
Share of results (net of tax) of associates	–	24	–	96
Profit before taxation	–	**18,746**	–	**27,771**
Taxation	–	(3,236)	–	(7,385)
Profit after taxation before gain on sale of discontinued operations	–	**15,510**	–	**20,386**
Gain on sale of discontinued operations	14,333	31,255	14,333	31,255
Profit after taxation	**14,333**	**46,765**	**14,333**	**51,641**

1(b)(i) Balance Sheet

As at 30/06/2006 vs 31/12/2005

	Group			Company		
	30/06/2006 S$'000	**31/12/2005 S$'000**	**% Change**	**30/06/2006 S$'000**	**31/12/2005 S$'000**	**% Change**
Non-Current Assets						
Property, Plant & Equipment	199,105	201,465	(1.2)	1,305	1,588	(17.8)
Intangible Assets	30,206	35,394	(14.7)	–	–	–
Investment Properties	6,019,020	5,914,905	1.8	–	–	–
Properties Under Devt	780,871	634,004	23.2	–	–	–
Interests in Subsidiaries	–	–	–	3,849,511	3,773,558	2.0
Interests in Associates and Jointly-Controlled Entities	4,155,263	3,928,670	5.8	–	–	–
Other Assets	305,386	323,874	(5.7)	4,187	4,211	(0.6)
	11,489,851	**11,038,312**	**4.1**	**3,855,003**	**3,779,357**	**2.0**
Current Assets						
Devt Properties for Sale	*3,513,136*	*3,542,494*	*(1.0)*	–	–	–
Trade & Other Receivables	*1,644,779*	*1,417,790*	*16.0*	*2,124,277*	*1,101,118*	*92.9*
Cash & Cash Equivalents	*1,957,188*	*2,111,277*	*(7.3)*	*410,163*	*987,736*	*(58.5)*
Other Current Assets	*72,998*	*73,180*	*(0.2)*	–	–	–
	7,188,101	**7,144,741**	**0.6**	**2,534,440**	**2,088,854**	**21.3**
Less: Current Liabilities						
Trade & Other Payables	*1,851,950*	*2,005,739*	*(7.7)*	*1,023,414* [1]	*206,882*	*394.7*
Short-Term Borrowings	*1,866,588*	*2,383,844*	*(21.7)*	*579,033*	*692,735*	*(16.4)*
Finance Leases	*3,514*	*3,448*	*1.9*	–	–	–
Other Current Liabilities	*202,940*	*237,664*	*(14.6)*	–	–	–
	3,924,992	**4,630,695**	**(15.2)**	**1,602,447**	**899,617**	**78.1**
Net Current Assets	**3,263,109**	**2,514,046**	**29.8**	**931,993**	**1,189,237**	**(21.6)**
Less: Non-Current Liabilities						
Long-Term Borrowings	5,006,005	4,228,011	18.4	91,000	125,500	(27.5)
Finance Leases	46,631	48,683	(4.2)	–	–	–
Other Non-Current Liabilities	610,684	247,296	146.9	128,669	149,597	(14.0)
	5,663,320	**4,523,990**	**25.2**	**219,669**	**275,097**	**(20.1)**
	9,089,640	**9,028,368**	**0.7**	**4,567,327**	**4,693,497**	**(2.7)**
Representing:						
Share Capital*	4,296,467	2,750,503	56.2	4,296,467	2,750,503	56.2
Reserves	2,202,194	3,907,207	(43.6)	270,860	1,942,994	(86.1)
Equity attributable to equity holders of the Company	6,498,661	6,657,710	(2.4)	4,567,327	4,693,497	(2.7)
Minority Interests	2,590,979	2,370,658	9.3	–	–	–
	9,089,640	**9,028,368**	**0.7**	**4,567,327**	**4,693,497**	**(2.7)**

Note : * Following the changes in the Companies (Amendment) Act 2005, the par value concept was abolished on 30/01/2006. As such, share premium and capital redemption reserve of the Company have been transferred to the share capital with effect from 31/01/06.

[1] Increase due to an inter-company payable to one of the subsidiaries. This amount will be eliminated on consolidation of the Group.

1(b)(ii) Aggregate amount of group's borrowings (including finance leases)

	Group		
	As at 30/06/2006 S$'000	As at 31/12/2005 S$'000	As at 30/06/2005 S$'000
Amount repayable in one year or less, or on demand:-			
Secured	224,982	438,546	231,196
Unsecured	1,645,120	1,948,746	1,646,234
Sub-Total 1	**1,870,102**	**2,387,292**	**1,877,430**
Amount repayable after one year:-			
Secured	2,431,558	2,270,382	2,071,405
Unsecured	2,621,078	2,006,312	2,412,840
Sub-Total 2	**5,052,636**	**4,276,694**	**4,484,245**
Total Debt	**6,922,738**	**6,663,986**	**6,361,675**
Less : Cash and cash equivalents	(1,957,188)	(2,111,277)	(1,236,252)
Net Debt	**4,965,550**	**4,552,709**	**5,125,423**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

Cash and cash equivalents

The cash and cash equivalents of about $1,957.2 million as at 30/06/2006 included $1,683.0 million in fixed deposits and $18.7 million in Project Accounts whose withdrawals are restricted to the payment of development projects expenditure.

1(c) Consolidated Cash Flow Statement

	Group			
	2Q 2006 S$'000	2Q 2005 S$'000	1H 2006 S$'000	1H 2005 S$'000
Cash Flows from Operating Activities				
Profit before taxation from continuing operations	230,014	176,677	385,063	283,684
Profit before taxation from discontinued operations	14,333	50,001	14,333	59,026
Total profit before taxation	244,347	226,678	399,396	342,710
Adjustments for :				
Amortisation and write off of:				
- Intangible assets	4	309	9	582
- Leasehold investment property	192	400	1,095	846
Negative goodwill on acquisition	(77,000)	(820)	(77,000)	(820)
(Write back)/Allowance for:				
- Foreseeable losses on development properties for sale	(13,383)	(6,998)	(13,716)	(13,124)
- Non-current portion of financial assets	(11)	20	(11)	34
- Share-based expenses	5,488	2,998	10,295	5,233
Changes in fair value of financial instruments	7,204	(3,283)	(4,327)	(7,868)
Depreciation of property, plant and equipment	8,280	21,280	16,475	45,952
Loss/(Gain) on disposal/ Write off of property, plant and equipment	86	(1,632)	(123)	(1,736)
Gain on disposal of investment properties	(3,045)	(2,755)	(4,736)	(6,823)
Gain on disposal of non-current financial assets	(7,917)	(500)	(8,937)	(2,101)
Gain on disposal, liquidation and dilution of subsidiaries	(10,918)	(68,488)	(62,135)	(75,353)
Share of results of associates, jointly controlled entities and partnership	(25,586)	(19,792)	(65,920)	(44,359)
Accretion of deferred income	(1,132)	(721)	(2,346)	(1,411)
Interest expense	73,534	68,403	143,607	134,673
Interest income	(34,935)	(22,959)	(67,337)	(46,101)
	(79,139)	(34,538)	(135,107)	(12,376)
Operating profit before working capital changes	165,208	192,140	264,289	330,334
(Increase)/Decrease in working capital				
Inventories, trade and other receivables	(118,734)	(243,847)	(81,150)	(190,018)
Development properties for sale	(7,714)	469,917	91,940	773,212
Trade and other payables	107,080	(58,404)	(14,154)	(260,631)
Amount due from related corporations	–	2,589	–	(3,550)
Financial assets	–	35	231	34
	(19,368)	170,290	(3,133)	319,047
Cash generated from operations	145,840	362,430	261,156	649,381
Income tax paid	(21,849)	(6,795)	(53,338)	(57,667)
Customer deposits and other non-current payables (refunded)/received	(458)	5,755	2,942	8,817
Net cash generated from Operating Activities	123,533	361,390	210,760	600,531

1(c) Consolidated Cash Flow Statement (cont'd)

	Group			
	2Q 2006 S$'000	2Q 2005 S$'000	1H 2006 S$'000	1H 2005 S$'000
Cash Flows from Investing Activities				
Proceeds from disposal of property, plant and equipment	8,953	18,467	9,210	18,712
Purchase of property, plant and equipment	(19,934)	(6,855)	(27,246)	(24,760)
Decrease/(Increase) in associates, jointly controlled entities and partnership	293,474	(64,012)	(598,371)	(47,587)
Increase in amounts owing by investee companies and other non-current receivables	(4,928)	(1,232)	(4,928)	(9,203)
Acquisition of investment properties and properties under development	(398,384)	(263,351)	(535,332)	(287,692)
Proceeds from disposal of investment properties	166,812	9,956	174,130	80,774
Disposal of non-current financial assets	17,055	5,852	17,055	6,911
Dividends received from associates and jointly controlled entities	12,916	18,095	32,708	48,490
Disposal/(Acquisition) of subsidiaries (net)	30,141	101,466	134,987	109,603
Acquisition of remaining interest in a subsidiary	–	(15,826)	–	(21,315)
Interest income received	39,196	31,290	61,785	41,573
Settlement of derivative	–	(15,002)	–	(15,002)
Net cash generated from/(used in) Investing Activities	**145,301**	**(181,152)**	**(736,002)**	**(99,496)**
Cash Flows from Financing Activities				
Proceeds from issue of shares under share option plan	16,563	13,986	30,728	29,291
Proceeds from loans from minority shareholders	1,761	12,771	11,912	12,997
Contribution from minority shareholders (net)	128,445	25,274	221,584	91,735
(Repayment of)/Proceeds from sales of future receivables	(65,526)	13,109	259,911	(277,640)
Proceeds from terms loans	1,236,578	985,956	2,016,424	1,131,554
Repayment of term loans	(825,045)	(1,239,143)	(1,763,832)	(1,739,046)
Proceeds from debt securities	31,944	–	397,408	–
Repayment of debt securities	(75,781)	(34,546)	(139,561)	(63,781)
Repayment of finance lease payables	(934)	(783)	(1,779)	(1,632)
Dividends paid to minority shareholders	(64,091)	(40,126)	(86,631)	(75,389)
Dividends paid to shareholders	(399,089)	(126,525)	(399,089)	(126,525)
Interest expense paid	(77,634)	(89,747)	(157,542)	(154,426)
Net cash (used in)/generated from Financing Activities	**(92,809)**	**(479,774)**	**389,533**	**(1,172,862)**
Net increase/(decrease) in cash and cash equivalents	**176,025**	**(299,536)**	**(135,709)**	**(671,827)**
Cash and cash equivalents at beginning of the year	1,784,527	1,526,578	2,105,015	1,904,831
Effect of exchange rate changes on cash balances held in foreign currencies	(3,364)	(3,623)	(12,118)	(9,585)
Cash and cash equivalents at end of the period	**1,957,188**	**1,223,419**	**1,957,188**	**1,223,419**

Cash at banks and in hand at end of the period	1,957,188	1,236,252	1,957,188	1,236,252
Bank overdraft at end of the period	–	(12,833)	–	(12,833)
Cash and cash equivalents in the consolidated cash flow statement	**1,957,188**	**1,223,419**	**1,957,188**	**1,223,419**

1(d)(i) Statement of Changes in Equity

As at 30/06/2006 vs 30/06/2005 – GROUP

S$M	Share Capital	Share Prem.	Cap. Res.	Reval. Res.	For. Curr. Tran. Res.	Rev. Res.	Equity Comp. Res.	Other Res.*	Total	MI	Total Equity
Balance as at 01/04/2005	**2,558**	**2,573**	**93**	**56**	**(20)**	**177**	**11**	**21**	**5,469**	**2,187**	**7,656**
Revaluation surplus on investment properties				20					**20**	18	**38**
Net fair value changes on cash flow hedge								(4)	**(4)**	–	**(4)**
Foreign currency translation differences					10				**10**	(10)	**^**
Net gains/(losses) recognised directly in equity				*20*	*10*			*(4)*	***26***	*8*	***34***
Profit for 2Q 2005						144			**144**	43	**187**
Realised revaluation reserve transferred to P/L				11					**11**	–	**11**
Total recognised gains/(losses) for the period				**31**	**10**	**144**		**(4)**	**181**	**51**	**232**
Issue of shares under Share Option Plan	10	4							**14**	–	**14**
Conversion of convertible bonds	72	84	(12)						**144**	–	**144**
Cost of share-based payment							2		**2**	–	**2**
Capital contribution from MI									**–**	25	**25**
Dividend paid to MI									**–**	(40)	**(40)**
Dividends paid						(127)			**(127)**	–	**(127)**
Others					(2)	4		(1)	**1**	(5)	**(4)**
Balance as at 30/06/2005	**2,640**	**2,661**	**81**	**87**	**(12)**	**198**	**13**	**16**	**5,684**	**2,218**	**7,902**

^ Less than $1.0 million
* Includes available-for-sale, capital redemption and hedging reserves

1(d)(i) Statement of Changes in Equity (cont'd)

As at 30/06/2006 vs 30/06/2005 – GROUP

S$M	Share Capital	Share Prem.	Cap. Res.	Reval. Res.	For. Curr. Tran. Res.	Rev. Res.	Equity Comp. Res.	Other Res.*	Total	MI	Total Equity
Balance as at 01/04/2006	**4,280**	**–**	**1,330**	**187**	**(69)**	**858**	**28**	**114**	**6,728**	**2,425**	**9,153**
Revaluation surplus on investment properties				18					**18**	16	**34**
Net fair value changes on available-for-sale investments								(20)	**(20)**	–	**(20)**
Net fair value changes on cash flow hedge								14	**14**	9	**23**
Foreign currency translation differences					(22)				**(22)**	(12)	**(34)**
Net gains/(losses) recognised directly in equity				*18*	*(22)*			*(6)*	***(10)***	*13*	***3***
Profit for 2Q 2006						158			**158**	44	**202**
Total recognised gains/(losses) for the period				**18**	**(22)**	**158**		**(6)**	**148**	**57**	**205**
Issue of shares under Share Option Plan	16								**16**	–	**16**
Cost of share-based payment							5		**5**	^	**5**
Capital contribution from MI									**–**	128	**128**
Dividend paid to MI									**–**	(64)	**(64)**
Dividend paid						(399)			**(399)**	–	**(399)**
Acquisition/(disposal) of subsidiaries (net)									**–**	44	**44**
Others			^	^	1	1		(1)	**1**	^	**1**
Balance as at 30/06/2006	**4,296**	**–**	**1,329**	**205**	**(90)**	**618**	**33**	**107**	**6,499**	**2,591**	**9,090**

^ Less than $1.0 million
* Includes available-for-sale, capital redemption and hedging reserves

1(d)(i) Statement of Changes in Equity (cont'd)

As at 30/06/2006 vs 30/06/2005 – COMPANY

S$M	Share Capital	Share Prem.	Cap. Res.	Reval. Res.	For. Curr. Tran. Res.	Rev. Res.	Equity Comp. Res.	Other Res.	Total
Balance as at 01/04/2005	**2,558**	**1,305**	**27**	**–**	**–**	**296**	**8**	**^**	**4,193**
Profit for 2Q 2005						25			**25**
Total recognised gains for the period						25			**25**
Issue of shares under Share Option Plan	10	4							**14**
Conversion of convertible bonds	72	84	(12)						**144**
Cost of share based payment								3	**3**
Dividend paid						(127)			**(127)**
Balance as at 30/06/2005	**2,640**	**1,393**	**15**	**–**	**–**	**194**	**8**	**3**	**4,252**
Balance as at 01/04/2006	**4,280**	**–**	**–**	**–**	**–**	**593**	**22**	**–**	**4,895**
Profit for 2Q 2006						50			**50**
Total recognised gains for the period						50			**50**
Issue of shares under Share Option Plan	16								**16**
Cost of share-based payment							5		**5**
Dividend paid						(399)			**(399)**
Balance as at 30/06/2006	**4,296**	**–**	**–**	**–**	**–**	**244**	**27**	**–**	**4,567**

^ Less than $1.0 million

1(d)(ii) Details of any changes in the Company's issued share capital

Issued Share Capital

As at 30/06/2006, the issued and fully paid-up share capital of the Company was $4,296.5 million (30/06/2005: $2,640.2 million). Movements in the Company's issued and fully paid-up share capital were as follows:

	$'000
As at 01/04/2006	4,279,905
Issue of shares under CapitaLand Share Option Plan	16,562
As at 30/06/2006	**4,296,467**

1(d)(ii) Details of any changes in the Company's issued share capital (cont'd)

As at 30/06/2006, the issued ordinary shares of the Company numbered 2,773,408,492 (30/06/2005: 2,640,206,047). During 2Q 2006, the Company issued 10,208,734 ordinary shares under the Share Option Plan.

Share Options

The number of outstanding share options under the Company's Share Option Plan as at 30/06/2006 was 63,630,987 (30/06/2005 : 78,350,424).

Performance Shares

As at 30/06/2006, the number of outstanding performance shares under the Company's Performance Share Plan was 9,336,822 (30/06/2005 : 5,019,300).

The final number of performance shares given will depend on the achievement of pre-determined targets over a three-year performance period. Recipients who do not meet the threshold targets at the end of the performance period will not be given any performance shares. On the other hand, if superior targets are met, more performance shares than the baseline award could be delivered up to a maximum of 200% of the baseline award.

2. Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31/12/2005.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Please refer to Item 4 above.

6. Earnings per ordinary share (EPS) based on profit after tax & MI attributable to the equity holders of the Company after deducting any provision for preference dividends:

		Group			
		2Q 2006	2Q 2005	1H 2006	1H 2005
6(a)	EPS based on weighted average number of ordinary shares in issue (in cents) from:				
	- continuing operations	5.4 cents	3.9 cents	10.2 cents	6.6 cents
	- discontinued operations	0.3 cents	1.6 cents	0.3 cents	1.7 cents
	Total	**5.7 cents**	**5.5 cents**	**10.5 cents**	**8.3 cents**
	- weighted average number of ordinary shares (in million)	2,770.3	2,617.0	2,762.5	2,575.5
6(b)	EPS based on fully diluted basis (in cents) from:				
	- continuing operations	5.3 cents	3.8 cents	10.0 cents	6.4 cents
	- discontinued operations	0.3 cents	1.5 cents	0.3 cents	1.7 cents
	Total	**5.6 cents**	**5.3 cents**	**10.3 cents**	**8.1 cents**
	- weighted average number of ordinary shares (in million)	2,814.8	2,747.0	2,806.3	2,705.1

7. Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period reported on

	Group		Company	
	30/06/2006	31/12/2005	30/06/2006	31/12/2005
NAV per ordinary share	$2.34	$2.42	$1.65	$1.71
NTA per ordinary share	$2.33	$2.41	$1.65	$1.71

8. Review of the performance of the group

GROUP OVERVIEW

S$M	2Q 2006 (3 mths)	2Q 2005 (3 mths)	Variance %	1H 2006 (6 mths)	1H 2005 (6 mths)	Variance %	1Q 2006 (3 mths)
Revenue	771.7	1,359.2	(43.2)	1,430.4	2,095.5	(31.7)	658.7
EBIT	303.5	243.2	24.8	528.7	414.4	27.6	225.1
Finance costs	(73.5)	(66.5)	(10.6)	(143.6)	(130.7)	(9.9)	(70.1)
PBT	230.0	176.7	30.2	385.1	283.7	35.7	155.0
PATMI	158.2*	143.6*	10.2	288.7*	213.6*	35.2	130.6

** Include profit for the period from discontinued operations. Please refer to Item 1(a)(iii).*

2Q 2006 vs 2Q 2005

Revenue for 2Q 2006 at $771.7 million was $587.5 million or 43.2% lower than the $1,359.2 million recorded in the same quarter last year. The decrease was mainly attributable to a reduction in revenue contribution from Australand. A significant component of this reduction can be attributed to the higher revenue in 2Q 2005, which arose from the completion of the sale of properties to Australand Wholesale Property Trust No. 4. The de-consolidation of assets divested in 2005 such as Pidemco Tower in Shanghai and Four Seasons Hotel in London also contributed to the revenue decrease. The decrease was partially cushioned by the higher fee-based income, higher revenue from serviced residences operations and revenue from the retail malls in China.

Despite the lower revenue, earnings before interest and tax ("EBIT") for 2Q 2006 at $303.5 million were 24.8% higher compared to 2Q 2005. The higher EBIT was mainly attributable to the recognition of a $77.0 million negative goodwill on the acquisition of a 20% stake in Lai Fung Holdings Limited and higher interest income, partially offset by lower portfolio gains.

1H 2006 vs 1H 2005

For 1H 2006, revenue decreased by 31.7% to $1,430.4 million for the same reasons mentioned above. EBIT was however higher at $528.7 million compared to the same period last year due to overall improved contributions from our strategic business units.

On the back of the higher EBIT, the Group achieved a year-to-date profit after tax and minority interest ("PATMI") of $288.7 million, about $75.1 million or 35.2% higher than the profit of $213.6 million recorded in 1H 2005.

Finance costs for 1H 2006 at $143.6 million, were $12.9 million higher than the $130.7 million recorded in 1H 2005, mainly attributable to a higher proportion of foreign currency loans drawn down to finance new overseas investment projects, as well as higher average interest rates.

The Group's net debt and gearing (net debt to equity ratio) as at end June 2006 were $5.0 billion and 0.55 respectively compared to a net debt of $4.6 billion and gearing of 0.50 as at end December 2005. The increase in net debt of about $0.4 billion was due to new loans drawn down, as well as lower cash balance as cash was utilised for new investments projects.

As at end June 2006, the Group's net tangible assets stood at $2.33 per share, following the payment of a special dividend in May 2006.

During the quarter, the Group continued its overseas expansions, particularly in China. Overseas revenue at $927.5 million accounted for 64.8% of the Group's revenue, while overseas EBIT of $385.0 million contributed 72.8% of the Group's EBIT.

Segment Performance

Residential Strategic Business Unit ("SBU"): CapitaLand Residential Limited ("CRL")

	2Q 2006 (3 mths) S$'000	2Q 2005 (3 mths) S$'000	Variance %	1H 2006 (6 mths) S$'000	1H 2005 (6 mths) S$'000	Variance %
Revenue	588,486	1,141,053	(48.4)	1,075,280	1,682,611	(36.1)
EBIT	210,057	113,356	85.3	277,188	202,327	37.0

2Q 2006's revenue of $588.5 million was $552.6 million or 48.4% lower than 2Q 2005. This was mainly due to a reduction in revenue contribution from Australand. A significant component of this reduction can be attributed to the higher revenue in 2Q 2005, which arose from the completion of the sale of properties to Australand Wholesale Property Trust No. 4.

Despite the lower revenue, 2Q 2006's EBIT of $210.1 million was higher than that achieved for the same period last year due to the recognition of a $77.0 million negative goodwill on acquisition of a 20% stake in Lai Fung Holdings Limited in June 2006 and a $7.9 million gain on sale of shares in Sea View Hotel Limited.

In China, CRL expanded strategically into western China with a 50:50 joint venture agreement with a leading Sichuan developer, Chengdu Zhixin Industrial Co., Ltd to undertake development activities. It also broadened its reach in the Yangtze River Delta growth region with the acquisition of its first residential site in Hangzhou. Separately, CRL's first residential project in Guangzhou, Beau Monde, was launched in 2Q 2006 which was well-received.

1H 2006's revenue of $1,075.3 million was $607.3 million or 36.1% lower than 1H 2005 mainly due to lower sales from Australia operation. However, this was partially offset by higher sales from the Singapore residential operations.

EBIT of $277.2 million was $74.9 million or 37.0% higher than 1H 2005.

Commercial SBU: CapitaLand Commercial and Integrated Development Limited ("CCID")

	2Q 2006 (3 mths) S$'000	2Q 2005 (3 mths) S$'000	Variance %	1H 2006 (6 mths) S$'000	1H 2005 (6 mths) S$'000	Variance %
Revenue	28,895	31,975	(9.6)	61,050	66,149	(7.7)
EBIT	18,054	50,817	(64.5)	111,155	78,197	42.1

Revenue for 2Q 2006 of $28.9 million was $3.1 million or 9.6% lower than 2Q 2005. The decrease was largely attributable to the loss of revenue from Pidemco Tower in Shanghai and Four Seasons Hotel in London which were divested in May 2005 and November 2005 respectively.

EBIT for 2Q 2006 of $18.1 million was 64.5% lower than 2Q 2005, as 2Q 2005 results included the recognition of the gains from the disposal of Pidemco Tower in Shanghai and CL Moorgate in United Kingdom. These were partially offset by higher share of profits from associates.

Similarly, revenue for 1H 2006 at $61.1 million was $5.1 million or 7.7% lower than 1H 2005.

EBIT for 1H 2006 was however $33.0 million or 42.1% higher than 1H 2005, mainly attributable to the recognition of the gain from the sale of Shanghai Xin Mao Property Development Co., Ltd, as well as higher share of profits from associates and jointly-controlled entities.

Retail SBU: CapitaLand Retail Limited ("CRTL")

	2Q 2006 (3 mths) S$'000	2Q 2005 (3 mths) S$'000	Variance %	1H 2006 (6 mths) S$'000	1H 2005 (6 mths) S$'000	Variance %
Revenue	20,558	9,572	114.8	39,227	18,341	113.9
EBIT	19,746	9,598	105.7	39,915	20,826	91.7

Revenue for 2Q 2006 was $11.0 million or 114.8% higher than 2Q 2005. The increase came from the China malls businesses, as well as higher retail management fees.

EBIT for 2Q 2006 also increased by $10.1 million or 105.7% compared with the same period last year mainly attributable to foreign exchange gains from the revaluation of USD denominated loans arising from the strengthening of the SGD and RMB against the USD, coupled with higher share of associates' profit and distribution income from an investment in Hong Kong. These were partially offset by net operating losses from the newly set up China malls.

Likewise, revenue for 1H 2006 was $20.9 million or 113.9% higher than 1H 2005. EBIT for 1H 2006 increased by $19.1 million or 91.7%.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

	2Q 2006 (3 mths) S$'000	2Q 2005 (3 mths) S$'000	Variance %	1H 2006 (6 mths) S$'000	1H 2005 (6 mths) S$'000	Variance %
Revenue	18,256	14,534	25.6	37,239	27,237	36.7
EBIT	5,891	7,833	(24.8)	25,457	18,666	36.4

2Q 2006's revenue at $18.3 million was 25.6% higher than 2Q 2005. The increase was mainly attributable to higher recurring fund management fee, which was in tandem with the higher assets under management ("AUM"). AUM as at end June 2006 was $8.7 billion, up by $2.2 billion from $6.5 billion a year ago.

2Q 2006's EBIT of $5.9 million was $1.9 million lower than 2Q 2005 due to a mark-to-market loss on an investment. This was partially offset by a one-off gain, distribution income from an investment in Hong Kong, as well as higher share of associates' profit.

For 1H 2006, revenue of $37.2 million was 36.7% or $10.0 million higher than the corresponding period last year. The improvement was largely attributable to the higher recurring fund management fees resulting from the enlarged AUM. Financial advisory fees on various real estate financial deals also contributed to the increase in revenue.

EBIT for 1H 2006 of $25.5 million represented a 36.4% or $6.8 million increase over the corresponding period last year, mainly due to the mark-to-market gain of $5.0 million on an investment, the one-off gain and higher distribution income which more than offset the increase in operating expenses due to the expansion of operations.

Serviced Residences SBU: The Ascott Group & Ascott Residence Trust ("Serviced Residences Group")

	2Q 2006 (3 mths) S$'000	2Q 2005 (3 mths) S$'000	Variance %	1H 2006 (6 mths) S$'000	1H 2005 (6 mths) S$'000	Variance %
Revenue	121,408	119,512	1.6	227,948	219,174	4.0
EBIT	37,455	40,706	(8.0)	53,553	57,896	(7.5)

Revenue for 2Q 2006 of $121.4 million increased by 1.6% over that of the corresponding period last year. The increase in revenue was underpinned by overall revenue per available apartment unit ("REVPAU") growth on a same store basis, with the serviced residences operations in Singapore, Philippines and the United Kingdom achieving double digit REVPAU increase. The consolidation of results from The Ascott Beijing in China and The Ascott Mayfair in United Kingdom also contributed to the increase in revenue.

EBIT for 2Q 2006 of $37.5 million decreased by 8.0% over that of the corresponding quarter last year. The decrease in EBIT was mainly attributable to higher administrative expenses in 2Q 2006 and foreign exchange losses arising from the revaluation of USD denominated receivables as a result of the SGD strengthening against the USD.

Likewise, revenue for 1H 2006 of $227.9 million increased by 4.0% over that of the corresponding period last year. EBIT for 1H 2006 of $53.6 million decreased by 7.5% over that of the corresponding period last year.

Raffles Holdings Group and RC Hotels ("Raffles")

	2Q 2006 (3 mths) S$'000	2Q 2005 (3 mths) S$'000	Variance %	1H 2006 (6 mths) S$'000	1H 2005 (6 mths) S$'000	Variance %
Revenue	1,316	47,777	(97.2)	2,181	93,583	(97.7)
EBIT	14,226	13,899	2.4	29,884	25,316	18.0

Revenue for 2Q 2006 of $1.3 million was significantly lower than 2Q 2005 mainly due to the de-consolidation of a hotel's revenue following the divestment of the hotel business in September 2005.

Despite the lower revenue, 2Q 2006's EBIT at $14.2 million was $0.3 million or 2.4% higher than the $13.9 million recorded in the same quarter last year. The improved earnings were mainly due to higher interest income.

Similarly, revenue achieved for 1H 2006 was also lower at $2.2 million compared to 1H 2005. 1H 2006's EBIT improved by $4.6 million or 18.0% to $29.9 million for the same reasons mentioned above.

9. Variance between the forecast or prospect statement (if disclosed previously) and the actual results

The current results are broadly in line with the prospect statement made when the first quarter 2006 financial results were announced.

10. Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Residential SBU: CapitaLand Residential Limited ("CRL")

In Singapore, foreign buying interest remains strong for distinctive projects that are well-located in the prime districts. CRL continues to see strong sales for its developments. It will launch the Scotts HighPark, as well as the Alexandra Rise development in the second half of this year.

In China, CRL will continue to develop distinctive projects and meet the steady demand from the local homebuyers. In the second half of this year, CRL targets to launch its first mixed development project in Ningbo and its maiden residential development project in Chengdu.

In Australia, Australand will continue to focus on mainstream land and housing market segments while reducing the exposure to the apartment sector. Australand expects a significant increase in investment property income and a strong profit contribution from the Commercial and Industrial Division and will continue to increase activity in Commercial and Industrial Division to grow the pipeline for the investment property portfolio.

Commercial SBU: CapitaLand Commercial and Integrated Development Limited ("CCID")

In Singapore, the office property market has moved beyond the recovery phase into a strengthening mode, whereby rents are poised to rise at a faster pace. Average prime office rents as at end June 2006 reached S$6.00 psf per month, up from S$5.60 psf per month in the last quarter. According to URA statistics, island-wide office occupancy reached 88% as at March 2006, up from 85% a year ago. The industrial sector also saw some positive signs as a result of a buoyant economy. We expect our office and industrial properties to perform better.

The Group is also currently working with Kerzner International Limited on the proposed bid for the Integrated Resort project on the Sentosa site.

CCID also expects its overseas properties in Hong Kong, China and United Kingdom to continue to do well.

In Hong Kong, Grade A rents registered a 10.5% quarter on quarter increase and are expected to continue to improve further on the back of the continued robust expansion in the financial market and a dearth of new supply.

Similarly, in China, especially Shanghai, there is also robust growth, supported by the growing requirement of the city's financial industry.

In the United Kingdom, the CB Richard Ellis Central London rent index rose by 2.4% in the first quarter of 2006, the highest quarterly increase in five years. With the limited new supply in the short term, the Central London office market is expected to perform well.

Retail SBU: CapitaLand Retail Limited ("CRTL")

In Singapore, the retail property market is expected to remain resilient with rentals expected to be stable as domestic consumption continues to grow on the back of a strengthening employment.

In China, CRTL will continue to expand its business through acquisitions and management of malls anchored by Wal-Mart and other China malls.

As part of the overall strategic plan for the retail business in China, the Group has established CapitaRetail China Development Fund and CapitaRetail China Incubator Fund. The Development Fund which has a fund size of USD600 million will invest in retail mall development projects in China while the Incubator Fund with a fund size of USD425 million will warehouse retail properties with the potential to generate quality income after the repositioning of the property. CRTL will invest 45% and 30% in the Development Fund and the Incubator Fund respectively.

In Japan, CRTL will continue to expand through acquisitions of retail malls.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

CFL will continue to focus on increasing its assets under management ("AUM") to boost its recurring fund management fees. It is well ahead in achieving its target AUM of $13.0 billion by 2007.

In Singapore, upon the completion of Raffles City acquisition by CapitaCommercial Trust ("CCT") and CapitaMall Trust ("CMT") which CFL expects to be in the third quarter of 2006, its total AUM will increase by $2.2 billion to $10.9 billion.

In China, two new private funds, namely CapitaRetail China Development Fund and CapitaRetail China Incubator Fund have been established and CFL is proposing to list a China Retail REIT by end 2006.

In Japan and Malaysia, CFL will continue to seek yield accretive properties to strengthen the existing private real estate funds' portfolio.

Serviced Residences Group: The Ascott Group & Ascott Residence Trust ("Serviced Residences Group")

The business environment in Asia and Europe remains positive. Demand for business and leisure accommodation is expected to continue to be strong.

The Ascott Group had transformed its business model into a comprehensive platform where Ascott Residence Trust ("ART") is a capital-efficient and asset-owning vehicle while The Ascott Group will focus on growing fee-based income and incubating assets for ART. With this new business model, The Ascott Group is well-poised to capitalise on attractive investment opportunities. This is in line with its strategy to achieve higher value-add in the property value chain. The Ascott Group has increasingly taken equity stakes in the development of Serviced Residences businesses.

The Serviced Residences Group's full year 2006 net profit will include the portfolio gain from the divestment of The Ascott Mayfair by The Ascott Group, upon completion in the second half of 2006.

Raffles Holdings Group ("Raffles")

On 13 July 2006, at the Extraordinary General Meeting ("EGM") of Raffles Holdings Limited ("RHL"), a resolution was duly passed to approve the sale of Raffles City by its 45% associated company, Tincel Properties (Private) Limited. The transaction is expected to be completed on 1 September 2006.

RHL expects to distribute a total of $0.70 to its shareholders on 13 October 2006. It also expects to finalise and announce the terms of the exit for its shareholders in 4Q 2006.

RHL expects its performance in 2006 to be profitable.

GROUP OVERALL PROSPECTS FOR 2006

The CapitaLand Group has built a solid foundation for sustained growth in Asia and Australia.

We remain committed to our strategy to grow a balanced and diversified business with operations in numerous countries and in different real estate sectors as follows :

- focus on the residential, retail, commercial and integrated development sectors, while growing our serviced residence business through The Ascott Group and Ascott Residence Trust;
- continue to pursue our multi-local strategy by expanding our overseas footprint, in particular in China, India, Thailand, Vietnam, Malaysia, Japan and Australia;
- grow our real estate investment trust (REIT) and private equity fund management business to increase our assets under management; and
- maintain our stringent focus on capital management to achieve the best risk-adjusted returns for our shareholders, underpinned by our disciplined and independent risk management processes.

For first half 2006, our three key markets of Singapore, China and Australia performed satisfactorily despite the concerns arising from higher oil prices, higher interest rates and the risk of a slowdown in the US economy.

As part of its strategy, the Group is expanding overseas as it continues to see sustainable long term growth trends in Asia underpinned by the concurrent high growth in China, India and a recovering Japan.

We are also expanding our footprint in China beyond Shanghai, Beijing and Guangzhou as demonstrated by our recent joint venture with a leading developer in Chengdu and the acquisition of a stake in Lai Fung Holdings Limited. The Group's balanced approach to investment and growth in China in different real estate sectors is further underscored by our well distributed asset allocation in Retail (36.9%), Residential (32.2%), Commercial and Integrated Development (16.1%) and Serviced Residences (14.8%) sectors.

The recent measures announced by the Chinese government are aimed at promoting the healthy development of the real estate market in the long run. The Group believes in the long term growth of China and will maintain its long term investment strategy in it. In the short term, we will take the new market dynamics into consideration.

Our balanced Asian retail mall strategy continues to progress well and has expanded beyond just Singapore, China and Japan. We are now moving into India with our joint venture with the Pantaloon Group.

In Singapore, the broad recovery in the real estate markets continued in 1H 2006 with residential prices and sales performing well particularly in the high-end segment. Prime office rents continued to recover faster than expected. We expect the overall momentum of this recovery to continue to benefit the Group which has 43% of its assets in Singapore amounting to S$8.1 billion. The Singapore portfolio is well balanced across the Commercial and Integrated Developments (32.3%), Retail (21.9%), Residential (20.2%) and Serviced Residences (6.4%) sectors.

The long term outlook for our businesses remains favourable.

The Group is confident that it will be profitable in 2006.

11. Dividend

11(a) Any dividend declared for the present financial period? Nil

11(b) Any dividend declared for the previous corresponding period? Nil

11(c) Date payable : Not applicable

11(d) Books closing date : Not applicable

12. If no dividend has been declared/recommended, a statement to that effect

No interim dividend has been declared or recommended in the current reporting period.

13. Segmental Revenue & Results

13(a)(i) By Strategic Business Units (SBUs) – 2Q 2006 vs 2Q 2005

	Revenue			Earnings before interest & tax		
	2Q 2006 (3 mths) S$'000	2Q 2005 (3 mths) S$'000	Variance %	2Q 2006 (3 mths) S$'000	2Q 2005 (3 mths) S$'000	Variance %
Continuing operations						
Residential	588,486	1,141,053	(48.4)	210,057	113,356	85.3
Commercial & Integrated Devt.	28,895	31,975	(9.6)	18,054	50,817	(64.5)
Retail	20,558	9,572	114.8	19,746	9,598	105.7
Financial Services	18,256	14,534	25.6	5,891	7,833	(24.8)
Serviced Residences [1]	121,408	119,512	1.6	37,455	40,706	(8.0)
RHL Group & RCH	1,316	47,777	(97.2)	14,226	13,899	2.4
Others and Consolidation adjms	(7,192)	(5,220)	(37.8)	(1,881)	6,943	NM
Total – Continuing operations	**771,727**	**1,359,203**	**(43.2)**	**303,548**	**243,152**	**24.8**
Total – Discontinued operations	**–**	**153,522**	**NM**	**–**	**51,929**	**NM**

13(a)(ii) By Strategic Business Units (SBUs) – 1H 2006 vs 1H 2005

	Revenue			Earnings before interest & tax		
	1H 2006 (6 mths) S$'000	1H 2005 (6 mths) S$'000	Variance %	1H 2006 (6 mths) S$'000	1H 2005 (6 mths) S$'000	Variance %
Continuing operations						
Residential	1,075,280	1,682,611	(36.1)	277,188	202,327	37.0
Commercial & Integrated Devt.	61,050	66,149	(7.7)	111,155	78,197	42.1
Retail	39,227	18,341	113.9	39,915	20,826	91.7
Financial Services	37,239	27,237	36.7	25,457	18,666	36.4
Serviced Residences [1]	227,948	219,174	4.0	53,553	57,896	(7.5)
RHL Group & RCH	2,181	93,583	(97.7)	29,884	25,316	18.0
Others and Consolidation adjms	(12,547)	(11,577)	(8.4)	(8,482)	11,134	NM
Total – Continuing operations	**1,430,378**	**2,095,518**	**(31.7)**	**528,670**	**414,362**	**27.6**
Total - Discontinued operations	**–**	**325,809**	**NM**	**–**	**63,021**	**NM**

[1] Included both The Ascott Group ("TAG") and Ascott Residence Trust's ("ART") results (net of inter-company transactions).

In 1Q 2006, the Group had reversed the gain recognised by TAG on the disposal of properties and investments to ART, as ART remains a subsidiary of the Group.

In 2Q 2006, the Group had also reversed the realisation of net revaluation surplus by TAG on the sale of the Liang Court Shopping Centre as this net revaluation surplus had already been utilised by the Group in the previous years to offset the revaluation deficits of other investment properties in Singapore.

Strictly for information only, the numbers reported by Ascott Residence Trust, The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	Revenue			Earnings before interest & tax		
	1H 2006 S$'000 (6 mths)	1H 2005 S$'000 (6 mths)	Variance %	1H 2006 S$'000 (6 mths)	1H 2005 S$'000 (6 mths)	Variance %
Ascott Residence Trust	26,175	–	NM	9,581	–	NM
The Ascott Group	204,513	219,174	(6.7)	111,327	57,896	92.3
Raffles Holdings Group	2,181	1,763	23.7	29,884	21,405	39.6

13(b)(i) By Geographical Location – 2Q 2006 vs 2Q 2005

	Revenue			Earnings before interest & tax		
	2Q 2006 (3 mths) S$'000	2Q 2005 (3 mths) S$'000	Variance %	2Q 2006 (3 mths) S$'000	2Q 2005 (3 mths) S$'000	Variance %
Continuing operations						
Singapore	186,740	250,965	(25.6)	77,902	57,694	35.0
Australia & New Zealand	332,987	893,523	(62.7)	67,963	70,528	(3.6)
China	158,708	119,854	32.4	127,794	73,629	73.6
Asia (excl. S'pore/China)	26,600	17,376	53.1	8,036	16,161	(50.3)
Europe	66,668	77,485	(14.0)	21,950	25,140	(12.7)
Others	24	–	NM	(97)	–	NM
Total	**771,727**	**1,359,203**	**(43.2)**	**303,548**	**243,152**	**24.8**

13(b)(ii) By Geographical Location – 1H 2006 vs 1H 2005

	Revenue			Earnings before interest & tax		
	1H 2006 (6 mths) S$'000	1H 2005 (6 mths) S$'000	Variance %	1H 2006 (6 mths) S$'000	1H 2005 (6 mths) S$'000	Variance %
Continuing operations						
Singapore	502,877	479,468	4.9	143,708	109,977	30.7
Australia & New Zealand	530,899	1,170,340	(54.6)	99,445	100,727	(1.3)
China	226,576	268,897	(15.7)	227,546	139,608	63.0
Asia (excl. S'pore/China)	53,712	35,530	51.2	29,917	29,834	0.3
Europe	116,290	141,283	(17.7)	28,151	34,216	(17.7)
Others	24	–	NM	(97)	–	NM
Total	**1,430,378**	**2,095,518**	**(31.7)**	**528,670**	**414,362**	**27.6**

14. In the review of performance, the factors leading to any material changes in contributions to revenue and earnings by the business or geographical segments

Please refer to Item 8.

15. Breakdown of Group's revenue and profit after tax for first half year and second half year

Not applicable.

16. Breakdown of Total Annual Dividend (in dollar value) of the Company

Not applicable.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Ng Chooi Peng
Assistant Company Secretary
3 August 2006

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* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Aug-2006 17:12:29
Announcement No.	00061

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - "CapitaLand achieves 1H2006 profit of S$288.7 million, up 35.2%"
Description	The attached news release issued by CapitaLand Limited on the above matter is for information.
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NEWS RELEASE

For immediate release
3 August 2006

CapitaLand achieves 1H2006 profit of S$288.7 million, up 35.2%

Singapore, 3 August 2006 – The CapitaLand Group posted profit after tax and minority interests (PATMI) of S$288.7 million for 1H2006, a 35.2% increase compared to the S$213.6 million recorded in 1H2005. The higher PATMI was achieved despite the lower Group revenue of S$1,430.4 million for 1H2006.

The better profit performance was due to the higher earnings before interest and tax (EBIT) of S$528.7 million arising from broad improvement by the Group's Residential, Commercial and Integrated Development, Retail and Financial Services business units.

CapitaLand's overseas EBIT for 1H2006 of S$385.0 million remained strong, representing 72.8% of the Group's total EBIT. Overseas revenue at S$927.5 million continued to be significant, accounting for 64.8% of the Group's total revenue.

FINANCIAL HIGHLIGHTS				
$ million	**2Q 2006 (3 mths)**	**2Q 2005 (3 mths)**	**1H 2006 (6 mths)**	**1H 2005 (6 mths)**
Revenue	771.7	1,359.2	1,430.4	2,095.5
EBIT	303.5	243.2	528.7	414.4
Finance costs	(73.5)	(66.5)	(143.6)	(130.7)
PBT	230.0	176.7	385.1	283.7
PATMI * (Profit attributable to shareholders)	158.2	143.6	288.7	213.6

**Includes profit for the period from discontinued operations.*

Dr Richard Hu, Chairman, CapitaLand Group, said, "For the first half of 2006, the performance of our three key markets, Singapore, China and Australia, remained positive despite concerns arising from the increase in oil prices, higher interest rates and the risk of a slowdown in the US economy. The Group will continue to pursue its multi-local strategy, the expansion of its overseas footprint and the growth of its real estate investment trust and fund management businesses. It will maintain a stringent focus on active capital management to achieve the best risk-adjusted returns for its shareholders. Going forward, the Group will benefit from the economic opportunities presented by high-growth countries such as China, India and Vietnam and a recovering Japan."

Liew Mun Leong, President and CEO, CapitaLand Group, said, "Our multi sector presence in the key markets has contributed to a stable and diversified income stream for the Group. In Singapore, the strong economic growth has benefited all our business units. In China, by taking a long term view of our investments, we have built strong foundations in the key cities of Shanghai, Beijing and Guangzhou. We have also expanded our footprint to Chengdu to widen the base for our homebuyer markets in the secondary cities. In Australia, Australand continues to be a steady contributor to our income stream. In these countries including Thailand, we have sold over 2,500 homes in the first half of the year.

In the next few years, the earnings profile will be enhanced by increasing contributions from our Asian retail mall operations for which we are a market leader, and our fund management businesses. Upon the completion of the acquisition of Raffles City by CapitaCommercial Trust and CapitaMall Trust, and the rolling out of our fund pipeline, we are likely to be ahead of our assets under management (AUM) target of S$13 billion by 2007. The long-term outlook for our businesses in Singapore and the other overseas markets remains favourable. The Group is confident that it will be profitable in 2006."

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

--- END ---

Issued by: **CapitaLand Limited** *(Co. Regn.: 198900036N)*
Date: **3 August 2006**

For more information, please contact:

Harold Woo
SVP, Investor Relations
Tel: 68233 210

Basskaran Nair
SVP, Communications
Tel: 68233 554

For the full 1H2006 CapitaLand Limited Financial Statement announcement and slides, please visit our website www.capitaland.com

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* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Aug-2006 17:58:24
Announcement No.	00107

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation Slides - "CapitaLand Group Half Year 2006 Results"
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
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CapitaLand

CapitaLand Group
Half Year 2006 Results



3 August 2006

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.


CapitaLand

Liew Mun Leong
Group President & CEO



Results Overview

CapitaLand

1H 2006 – Solid Foundation for Long-Term Growth

- **Strong PATMI of S$288.7 million, up 35% y-o-y**
- **Multi-local strategy drives sustainable overseas earnings**
  - Overseas: 73% of Group EBIT
  - Multi-sector China business: S$228m EBIT, ↑ 63% YoY
  - Singapore: S$144m EBIT, ↑ 31% YoY
- **Growing the Financial Services business unit**
  - Achieved AUM of S$8.7b, ↑ 34% YoY
  - Higher recurring fees led to 36% YoY increase in EBIT
- **Active capital management**
  - Paid 6 ¢ core dividend + 12 ¢ special dividend
  - Strong financial capacity: D/E of 0.55


CapitaLand

1H 2006 – Profit Growth



	1H 2005	1H 2006	Change
PATMI (S$ million)	213.6	288.7	↑ 35.2%
EPS (S cents)	8.3	10.5	↑ 26.5%
NTA / share (S$)	2.13	2.33	↑ 9.4%

1H 2006 – Overseas Contribution



By Geographical Location
Total Assets
S$18.7 billion
Europe 7%
China 19%
Australia & NZ 21%
Other Asia* 10%
Singapore 43%
Revenue
S$1,430.4 million
Europe 8%
China 16%
Australia & NZ 37%
Other Asia* 4%
Singapore 35%
EBIT
S$528.7 million
Europe 5%
Australia & NZ, 19%
China 43%
Singapore 27%
Other Asia* 6%
57% of Assets Overseas contributed 73% to Group EBIT

** Includes HK, Indonesia, Japan, Malaysia, Philippines, Thailand & Vietnam*



CapitaLand



Asset Allocation – Singapore (S$ 8.1b)


Others
18.9%
Residential
20.2%
Serviced
Residences
6.4%
Financial
Services
0.2%
Retail
21.9%
Commercial &
Integrated Devt
32.3%

CapitaLand



Asset Allocation – China (S$ 3.6b)

Serviced Residences 14.8%
Residential 32.2%
Commercial & Integrated Devt 16.1%
Retail 36.9%

Highlights


CapitaLand

Residential
– Healthy Sales

Project	Units sold (1H 2006)	Total value (S$ million)
Singapore	327	371
China	770	193
Thailand (T.C.C. Capital Land 40% JV company)	397	153
Australia (Australand: 54% subsidiary)	1,085	491
Total	2,579	1,208


The Emporio Place, Bangkok

Retail – Leading Presence in Asia

Country	Operational Malls (excluding pipeline)	# Malls
Singapore	• Largest retail mall manager & operator • NLA: over 5.3m sq ft • Asset value of S$5.6b	15
China	• Strong partners (Wal-mart; Beijing Hualian) • NLA: Over 3.3m sq ft • Asset value of approx S$ 830m	7*
Japan	• Malls located in Hokkaido, Osaka & Tokyo • NLA: 1.2m sq ft • Asset value of S$548m	4
Malaysia	• Management of Gurney Plaza in Penang • NLA: about 700,000 sq ft	1

27 operational malls with over 10.3 million sq ft NLA

** Excludes Wal-Mart HQ Phase 1*

Retail – Unique expertise creates value

Clarke Quay transformed

- **Phase two of S$80m revamp completed in May**
  - Revitalised into premier F&B, entertainment & lifestyle riverfront precinct
  - Final phase to be completed by October 2006
- **Preferred destination for tourists & locals**
  - 100% increase in visitors' traffic to 400,000 per month
  - More than 85% committed occupancy
  - Target occupancy: close to 100% by end-2006


Clarke Quay

Retail – Strategic Beijing Expansion
Xihuan Plaza Retail Mall Acquisition

- **Integrated landmark development at key transportation hub (Xizhimen)**
  - Retail mall comprises 2 phases (780,000 sq ft & 150,000 sq ft respectively)
  - Phase 1: Currently completed (operational by Q1 2007)
  - Phase 2: Direct connectivity to MRT (completion by 2008)
- **Beijing Hualian as anchor tenant**


Xihuan Plaza Retail Mall

Retail – Integrated Fund Strategy

Capital efficient model

US$600 million Development Fund

- **Invest** in China retail projects
- 45% sponsor stake
- At least 70% of SZITIC's pipeline of Wal-Mart anchored malls (incl. Wal-Mart Asia HQ)

US$425 million Incubator Fund

- **Warehouse** quality income generating retail projects
- 30% sponsor stake
- Reposition / enhance properties

1st Right to Acquire Assets

Proposed China REIT (by end 2006)

Retail – Pantaloon Joint Venture (JV)

Platform Replicates Integrated Retail Strategy

1H 2006

US$75 million investment in Horizon Fund

- Target size: US$350m
- 4 projects identified:
  - Valued at US$330m
  - GFA: 4.1m sq ft

Future

To set up JV retail management company

- Manage
  - Retail properties owned/ managed by Pantaloon &
  - Joint Funds/ REITs created

To set up JV fund management company

- To create retail development / income fund or REIT

Investment		Manager & Operator		Listed/Private Funds
Purchase asset	Develop asset	Reconfigure asset	Lease & Operate	Investment / Recycle Capital

Commercial – Quality Portfolio

Singapore

- **Commercial portfolio of S$4.8b***
  - Net Lettable Area: 440,000 sq m *
- **Strong office rental performance**
  - 95% occupancy: above island average
  - Committed rent outperformed micro-market
- **Close to100% support for Raffles City acq.**
  - Affirms alignment of management & shareholders' interests

Hong Kong

- **AIG Tower fully leased**
  - Rents achieved amongst the highest in Hong Kong


Raffles City

Raffles City Complex

* Total book value of wholly and non-wholly owned commercial properties

Commercial – Quality Portfolio

China

- **Raffles City Shanghai**
  - Close to full occupancy
- **Capital Tower Beijing: flagship office**
  - TOP in June 2006
  - International Grade 'A'
  - One of the largest floor plate: 3,200 sq m
  - GFA: 100,000 sq m
  - Strong interest from Fortune 500 companies


Beijing Office Lobby
Capital Tower Beijing (Plaza)

Financial Services – Growing Strong

- **Strong EBIT growth**
  - S$25.5m EBIT: ↑36% YoY
- **S$8.7b AUM delivered higher recurring fund management fees**
- **Continued to build track record**
  - Joint advisor for successful listing of Ascott Residence Trust
  - Formed China retail development & incubator funds worth over US$1b


Walmart Asia HQ, Shenzhen


THE
ASCOTT
GROUP

The Ascott Group – Capital Efficient Business Model


THE
ASCOTT
GROUP
ASCOTT
RESIDENCE
TRUST
Core Business
Serviced Residence Incubator
Pipeline of assets with first right of refusal
Portfolio of Pan-Asian Serviced Residences
TAG
ART
Purchase real estate
Development
Re-configuration
Leasing
Operating
Divestment
Serviced Residence Value Chain


THE
ASCOTT
GROUP

The Ascott Group – Growth Strategy

- **Strategic divestments**
  - Liang Court Shopping Centre, Singapore
  - The Ascott Mayfair, London
    - › Expected completion in 2H 2006.
- **Acquired Asia Insurance Building**
  - Flagship for Ascott in Singapore's CBD
- **Aggressive Asian expansion via Citadines**
  - China: Secured 4 new Citadines properties (Suzhou, Hong Kong and Xi'an)
  - Thailand: Secured 3 new Citadines in Bangkok
- **Middle East & North Africa**
  - Agreement for 15 or more properties by 2010
  - Opened Somerset Jadaf (Dubai)


The Ascott Beijing
Citadines Jinqiao Shanghai

Olivier Lim

Group Chief Financial Officer

Group Financials

CapitaLand

1H 2006 Financial Results – Strong Earnings



S$ million	1H 2005	1H 2006	Change
Revenue	2,095.5	1,430.4	↓ 31.7%
EBIT	414.4	528.7	↑ 27.6%
PBT	283.7	385.1	↑ 35.7%
PATMI	213.6	288.7	↑ 35.2%
EPS (cents)	8.3	10.5	↑ 26.5%


CapitaLand

Growth in Continuing Operations

S$ million	1H 2005	1H 2006	Change
PATMI	213.6	288.7	↑ 35.2%
PATMI (Cont. Ops)*	168.8	280.3	↑ 66.1%



* Excludes (1) contributions from PREMAS & the hotel business for 1H 2005 (S$13.6m) and (2) divestment gains (1H 2005: S$31.2m; 1H 2006: S$8.4m)


CapitaLand

EBIT Contributions by SBUs – Balanced Portfolio

1H 2005 – S$414.4 million



Raffles 6%
Serviced Residences 14%
Financial Svcs 5%
CCID* 20%
Retail 5%
Residential 50%

1H 2006 - S$528.7 million



Raffles 5%
Serviced Residences 10%
Financial Svcs 5%
CCID* 21%
Retail 7%
Residential 52%

* CCID – Commercial & Integrated Development



CapitaLand

EBIT by SBUs

(S$ million)	1H 2005	1H2006	Change
Residential	202.3	277.2	↑ 37.0%
CCID *	78.2	111.2	↑ 42.1%
Retail	20.8	39.9	↑ 91.7%
Financial Svcs	18.7	25.5	↑ 36.4%
Serviced Residences[1]	57.9	53.6	↓ 7.5%
Raffles Holdings	25.3	29.9	↑ 18.0%
Others & Consol Adj	11.1	(8.5)	N.M.
Total EBIT	414.4	528.7	↑ 27.6%

* CCID – Commercial & Integrated Development

1. Inclusive of both The Ascott Group and Ascott Residence Trust


CapitaLand

Financial Capacity

	1H 2005	1H 2006	Change
Net Debt (S$ billion)	5.13	4.97	Improved
Equity (S$ billion)	7.90	9.09	Improved
Net Debt / Equity	0.65	0.55	Improved
% Fixed Rate Debt	75.0	61.0	Satisfactory

Debt Coverage

	1H 2005	1H 2006	Change
Finance Cost (S$ million)	130.7	143.6	+ 9.9%
Interest Cover Ratio (ICR)	5.55	6.47	Improved
Interest Service Ratio (ISR)	8.57	3.63	Satisfactory

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$


CapitaLand





Financial Capacity

S$ billion

10
9
8
7
6
5
4

Equity

Net Debt

2000 2001 2002 2003 2004 2005 1H06

Latest Real Estate Policies in China



Update

CapitaLand

Outline of Brief

- Impact on Shanghai/Beijing/Guangzhou
- Impact on Our Business
- Our Action Plan

The impact on Shanghai



SH	Jan	Feb	Mar	Apr	May	Jun	Jul
Supply	1350	640	1250	2320	2710	2070	
Demand	1570	850	1860	2390	2510	1690	1540
Price	6019	7583	8204	8645	8643	9330	8670



Shanghai Residential Space Demand and Supply in 2005 - Jun 2006
'000 sqm
RMB psm
4500
4000
3500
3000
2500
2000
1500
1000
500
0
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jan 05
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan 06
Feb
Mar
Apr
May
Jun
Approved Pre-Sales Volume
Pre-Sales Transacted Volume
Average Transacted Price

The impact on Beijing

BJ	Jan&Feb	Mar	Apr	May	Jun
Supply	2433	1198	1567	1024	2070
Demand	1682	1841	1767	1717	1690



'000 sqm
Beijing Residential Space Demand and Supply in 2005 - Jun 2006
RMB psm
3,500
3,000
2,500
2,000
1,500
1,000
500
0
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jan & Feb 05
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan & Feb 06
Mar
April
May
June
Approved Pre-Sales Volume
Pre-Sales Transacted Volume
Cumulative Average Transacted Price

The impact on Guangzhou

GZ	06.Jan	06.Feb	06.Mar	06.Apr	06.May	06.June
Demand	103	85	109	124	69	130
Price	6134	6600	6043	6719	6629	6795


Guangzhou Real Estate Demand and Supply 2005 -Jun 2006
'000 sqm
RMB psm
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jan-05 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan-06 Feb Mar Apr May Jun
Approved Pre-Sales Volume
Sales Transaction Volume
Average Transaction Price

Impact on CapitaLand

1. Residential sales

Quarter by Quarter sales figure since 2005



450
400
350
300
250
200
150
100
50
0
¥700,000,000
¥600,000,000
¥500,000,000
¥400,000,000
¥300,000,000
¥200,000,000
¥100,000,000
¥0
2005Q1
2005Q2
2005Q3
2005Q4
2006Q1
2006Q2
Units
Sales Value

Impact on CapitaLand

Month by month sales figure for 2006 up to July



300
250
200
150
100
50
0
¥450,000,000
¥400,000,000
¥350,000,000
¥300,000,000
¥250,000,000
¥200,000,000
¥150,000,000
¥100,000,000
¥50,000,000
¥0
Jan
Feb
Mar
Apr
May
Jun
Jul
Units
Sales Value

Buyer profile of CCH projects

Local buyers	> 90%
HK/Taiwanese/ Others	< 10%

Impact on PATMI

If sales price drop by 10%:

S$2 to S$3 million

If vol. drops by 30%:

about S$8 to S$9 million

If both impact:

about S$10 to S$12 million

Impact on CapitaLand

2. Capital Structure – 50% registered capital

For residential portfolio

- More onshore cash needed
- Impact may be mitigated via cash management onshore

Retail, commercial projects

- Less tax shield
- Less shareholders' loan => harder to repatriate cash trapped onshore

Impact on CapitaLand

3. **Long-term investment opportunities at reasonable values**

   Entry barrier significantly raised for both local and foreign players

4. **No significant impact on capital values of existing assets**

Our Actions

Business Aspect:

1. Continue to focus on owner occupation and local market
2. Selective participation in Economical Housing projects
3. Review capital structure in view of new requirement – particularly for long term commercial projects

Our Business Position:

1. Long term investor/developer
2. Socially responsible developer/investor

Going Forward

CapitaLand

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

China Diversified Growth
Multi-sector; Multi-region;
Long-term commitment

Singapore Reflation
Multi-sector quality portfolio;
43% of total assets

Leading Mall Owner & Operator
Singapore, China, India & Japan

Financial Services
1st mover; Integrated business model;
Good flows & access to global capital

New Markets
E.g. Thailand, India, Vietnam, Malaysia and Bahrain



Asia
Australia



CapitaLand

China Diversified Growth
– Strategic Residential Expansion

Pipeline of up to 35,000 units in high-growth regions

- **South Western China**
  - **Chengdu Zhixin JV**
    - › 25,000 mid-end units
- **Pearl River Delta**
  - **20% stake in Lai Fung**
    - › 1 million sqm landbank
  - **Jinshazhou site, Guangzhou**
    - › 3,000 units
- **Bohai Economic Rim**
  - **2 sites in Chaoyang, Beijing**
    - › 1,100 units
- **Yangtze River Delta**
  - **Hangzhou site**
    - › 1,200 units

* Above examples highlight only key devts in addition to existing developments.



Bohai Economic Rim
HQ
Dalian
South Western China
HQ
Yangtze River Delta
HQ
Shanghai
Ningbo
Wenzhou
Pearl River Delta
HQ
Xiamen
Shenzhen
Hong Kong
Haikou

China Diversified Growth
– Secured mall pipeline

Approximately 30 malls in 25 cities
(over 16 million sq ft)

○ **Operational**
(as at 1H 2006)

▲ **Other retail malls in the pipeline**



Beijing
Tianjin
Weifang
Zibo
2 cities in Jiangsu
Shanghai
Wuhu
Nanchang
Fujian (1 other city)
Zhangzhou
Foshan
Huiyang
Shenzhen[1]
Dongguan
Chengdu
Mianyang
Chongqing
Changsha
Sichuan (1 other city)
Nanhai
Zhanjiang
Maoming

[1] *Phase 1 of Wal-Mart Asia Pacific HQ*

China Diversified Growth
– Mixed Devt. Strategy using "Raffles City" brand

- **Mixed development (office, retail, residential & serviced residences)**
  - 97,665 sqm above ground; 48,263 sqm below ground
- **Diagonally across busiest transportation hub in Beijing**
  - Bustling area of Dongzhimen (东直门), 2nd Ring



CapitaLand
CapitaLand
Raffles City Beijing

CapitaLand

Singapore Reflation
– Quality Residential Projects

- **Scotts HighPark**
  - 2 residential towers (73 freehold units)
  - Penthouse series: 27-storey tower with luxurious apartments
    - › Unprecedented feature of private verandas across apartment frontages
  - TOP early 2010



SCOTTS
Newton Rd
Bukit Timah Rd
Newton Circus
NEWTON MRT
Scotts Rd
Clemenceau Ave North
Cairnhill Rd
Orchard Rd
Orchard Link
Grange Rd
ORCHARD MRT
Scotts HighPark

Singapore Reflation
– Orchard Turn Mixed Development

- Design & construction awarded to Penta-Ocean (S$478m)
- Over 1 million sq ft retail space & super luxury homes on completion
  - Tallest residential block in Orchard Road
- Completed S$1.56 billion Syndicated Credit Facilities


Orchard Turn Development (Artist Impression)

Singapore Reflation
– Selegie Complex Redevelopment

- **Future lifestyle hub**
  - Comprises office, retail, SOHO and serviced residence
- **Taps traffic from Orchard Road & communities from NAFA & SMU**
- **Expected completion: 2008**


Selegie Complex
Office Space with sky terrace



Singapore Reflation
– Timely Enhancements

- **Market Street Car Park**
  - Established operators
    - e.g. Coffee Club, 7-Eleven etc.
  - Forecast rent of S$11.50 per sq ft per month (at 100% occupancy)
  - September 2006 completion
- **Golden Shoe Car Park**
  - Overwhelming demand for space
    - e.g. Killiney Kopitiam, Times Bookshop etc.
  - Targeting full occupancy by end-2006
  - Forecast rent of S$13.80 per sq ft per month (at 100% occupancy)
  - Phased completion:
    - December 2006 / March 2007


Market Street Car Park
Golden Shoe Car Park

Singapore Reflation
– Sentosa Integrated Resort Bid

- **Partnering Kerzner (to bid & develop integrated family-oriented resort on Sentosa)**
  - Sol Kerzner: significantly transformed tourism industry in
    - South Africa (Sun City Resort) ; Bahamas (Atlantis, Paradise Island)
  - The Atlantis brand: top warm weather family destination in North America
- **Legendary Frank O. Gehry appointed principal architect and designer**
  - Winner of Pritzker Architecture Prize ("Nobel Prize" of architecture)
  - Renowned for landmark tourist attractions like the:
    - Guggenheim Museum (Bilbao, Spain) & Jay Pritzker Pavilion (Chicago)


Atlantis, Paradise Island (Bahamas)
Guggenheim Museum (Bilbao, Spain)

Asian Mall Growth – Strong Pipeline


China
(7)
Japan
(4)
India
(1)
Singapore
(15)

( ) indicates operational malls as at 1H 2006

Country	Pipeline
Singapore	• **Raffles City** (by Aug 2006) • **VivoCity** (Oct 2006) – Retail devt. manager • **Orchard Turn** (4Q 2008)
China	• **>50% of 21 Wal-Mart malls** to open by end 2006 • Strong pipeline to grow
Japan	• Capacity to grow asset size to over US$1.3b – CapitaRetail Japan Fund
India	• 50 malls in 2 to 3 years – across 30 cities; 14 states – assets worth US$1.2b. – GFA of over 15m sq ft

Financial Services – High AUM Growth

- **S$13 billion AUM by 2007: Ahead of target**
  - Additional S$2.2b AUM on completion of Raffles City acquisition (3Q2006)
  - Further growth in AUM through 2 new China Retail Funds
- **Proposed China REIT (by end 2006)**
  - Listing on Singapore Exchange
- **Continue to seek yield accretive properties in Japan & Malaysia**
  - Strengthen existing private real estate fund portfolio



Market City, Mumbai (Artist's Impression)

New Markets – Residential

- **India (Runwal Group JV)**
  - 1st project in Mumbai
  - 49% stake in development with over 500 units
  - Launch-ready in 2H 2006
- **Vietnam, Ho Chi Minh City**
  - 1st project in An Phu District 2 (80% stake)
  - Estimated 1,100 units to be built
  - 1st phase launch-ready in 1H 2007
  - Representative office currently operational
- **Malaysia**
  - Freehold development near KLCC (Jalan Mayang)
    - CL - 30% stake & UM Land - 35% stake
  - Launch-ready in 2007



Ho Chi Minh City Devt. (Artist's impression)

New Markets – Commercial

Manama, Bahrain

- **MOU – up to 30% stake in prime integrated development within Bahrain Bay**
  - Site area: 45,500 sqm; GFA: about 230,000 sq m
  - *To comprise residential, serviced apartment, retail & leisure components*
- **Bahrain Bay – landmark US$1.5b development project**
  - Will span over 1.1m sq m when completed in 2010
  - Only real estate development in Bahrain with > US$600m in foreign investments


Site
Bahrain Bay (Artist's Impression)


THE
ASCOTT
GROUP

The Ascott Group – New Growth Platform


THE
ASCOTT
GROUP
100%
Ascott Residence Trust Mgt Ltd
Mgt fees
Mgt services
ASCOTT
RESIDENCE TRUST
30%
European portfolio S$0.8b
Other Pan Asian portfolio S$0.3b
Selected Pan Asian portfolio S$0.9b

The Ascott Group Ltd

- Achieve 25,000 units by 2010
- Focus on mgmt svcs & incubation of properties for injection into ART
- Deliver high returns through increasing fee-based income & unlocking portfolio value
  - Serviced residence revenue (owned & managed)
  - REIT manager fees
  - Gains from portfolio mgmt

Ascott Residence Trust

- Capital-efficient asset-owning vehicle
- Acquisition platform
- Deliver stable & growing distributions


THE ASCOTT GROUP

The Ascott Group – Citadines' Asia Expansion

Accelerate Expansion of Citadines

- 4 new Citadines in China, bringing total to 6
- 3 new Citadines in Thailand, bringing total to 4


Citadines
APART'HOTEL

EUROPE
- Paris
- London
- Brussels
- Barcelona
- Berlin

CHINA (1H 2006)
- Citadines Suzhou Xinghai
- Citadines Suzhou Lejia
- Citadines Hong Kong Tsimshatsui Ashley
- Citadines Xi'an Central

THAILAND (1H 2006)
- Citadines Bangkok Sukhumvit 23
- Citadines Bangkok Sukhumvit 11
- Citadines Bangkok Sukhumvit 8


Citadines Suzhou Xinghai



Summary – Solid foundation for Vision 2010

CapitaLand

Strong Financial Capacity
& Capital Efficient Model

Financial Services
REITS & Private Fund Management

Strong Domain & Market Knowledge
Complete Real Estate Value Chain

Asia's Rapid Growth
Driving Incomes & Real Estate Demand

REAL ESTATE SECTORS

Residential
Commercial
Retail
Integrated
Svc Residences

REAL ESTATE VALUE CHAIN

Investor
+
Developer
+
Operator
+
Manager
+
Financial Advisor

Human Capital underpins our business

- **CapitaLand Institute of Management and Business**
  - Invest in management bench strength
- **Learning & development institute to**
  - Imbue CapitaLand's core values in employees
  - Equip employees with the knowledge, skills & attitudes needed to excel in a dynamic environment



CLIMB
Building People

Networking

Leadership Development

Learning & Development Programs
(General executive management programs)

Reinforcing CapitaLand's Core Values

Thank You

Questions and Answers


CapitaLand

Supplementary Slides

CapitaLand

Stages of Income Recognition - Singapore

PROJECT	UNITS	% Sold Jun-06	% Completed Jun-06
Launched in 2003			
The Imperial	187	96%	100%
Launched in 2004			
Varsity Park Condominium	530	80%	35%
Citylights	390 (launched)	76%	47%
Launched in 2005			
RiverGate	370 (launched)	89%	12%
RiverEdge	77 (launched)	31%	17%

Stages of Income Recognition - China

PROJECT	UNITS LAUNCHED	% Sold Jun-06	% Completed Jun-06
Oasis Riviera II	446	100%	100%
Oasis Riviera III	328	53%	84%
La Forêt (Zone B)	495	96%	75%
La Forêt (Zone C4)	357	85%	74%
Parc Tresor	387	58%	68%
Westwood Green	141	78%	65%
Beijing Orchid Garden	119	12%	92%
Beau Monde	87	77%	26%

Portfolio Leases Up For Renewal

CapitaLand's Singapore Commercial Properties (% of Area)


29%
19%
27%
26%
22%
13%
Office*
Industrial
2005
2006P
2007P

* Includes CCT portfolio

CapitaLand

Portfolio Occupancy



CapitaLand's Singapore Commercial Properties (% of Area)
84%
88%
95%
64%
81%
82%
Office
Industrial
* Includes CCT portfolio
Dec 04
Dec 05
Jun 06



Rents Trending Upwards

CBRE projection: Prime Office Rents to hit S$7.00 per sq ft per month by end 2006



Rents (S$ per sq ft per mth)
12.0
10.0
8.0
6.0
4.0
2.0
0.0
10 year Historical Avg (96-05):
S$6.3 per sq ft per mth
9.9
9.1
6.1
5.5
7.5
6.3
5.0
4.0
4.4
5.2
7.0
96
97
98
99
00
01
02
03
04
05
06

Source: CBRE and CapitaLand Research

Limited supply until 2010



Singapore Private Office Space (Central Area[1]) -- Demand & Supply
Source: URA, CBRE & CapitaLand Research
Supply
Demand
Supply Forecast
Office Space Supply and Demand (m sq ft)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
Ave. annual demand ('96-'05): 0.8m sq ft
One Raffles Quay
(c. 1.3m sq ft)
BFC Phase 1
(c. 1.5m sq ft)
1.97
2.07
0.42
Supply Forecast
(CBRE)
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009/2010

1. Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area' Planning Areas

EBIT by Geography

(S$ million)	1H 2005	1H 2006	Change
Singapore	110.0	143.7	↑ 30.7%
Australia & NZ	100.7	99.4	↓ 1.3%
China	139.6	227.5	↑ 63.0%
Other Asia*	29.8	29.9	↑ 0.3%
Europe	34.2	28.2	↓ 17.7%
Others	0.0	(0.1)	N.M.
Total EBIT	414.4	528.7	↑ 27.6%

* Includes HK, Indonesia, Japan, Malaysia, Philippines, Thailand & Vietnam


CapitaLand

Revenue Analysis by SBU

SBU	1H '05 (S$'M)	1H '06 (S$'M)	Change	Comments
Residential	1,682.6	**1,075.3**	**(36.1%)**	• Lower rev fr Australand, mainly attributable to the higher rev in 2Q 2005 fr the sale of properties to AWPT 4
Commercial & Integrated Dev	66.1	**61.1**	**(7.7%)**	• Decrease due to loss of rev from Pidemco Tower (Shanghai) & Four Seasons Hotel (London) - divested in May & Nov 2005 respectively
Retail	18.3	**39.2**	**113.9%**	• Rev from China retail malls & higher retail management fees
Financial Svcs	27.2	**37.2**	**36.7%**	• Higher recurring fund mgmt fees from enlarged AUM & contributions from financial advisory fees
Serviced Residences	219.2	**227.9**	**4.0%**	• Double digit REVPAU increase from Singapore, Philippines and the United Kingdom operations and consolidation of results from The Ascott Beijing and The Ascott Mayfair
Raffles Holdings	93.6	**2.2**	**(97.7%)**	• Deconsolidation of hotel's revenue following divestment in September 2005
Others & Consol Adj	(11.6)	**(12.5)**	**(8.4%)**	-
Revenue	2,095.5	**1,430.4**	**(31.7%)**	

EBIT Analysis by SBU

SBU	1H '05 (S$'M)	1H '06 (S$'M)	Change	Comments
Residential	202.3	**277.2**	**37.0%**	• Recognition of $77.0m negative goodwill on acquisition of 20% Lai Fung, higher contributions from Singapore operations
Commercial & Integrated Dev	78.2	**111.2**	**42.1%**	• Divestment gain from Shanghai Xin Mao, higher share of profits from associates & jointly-controlled entities
Retail	20.8	**39.9**	**91.7%**	• Foreign exchange gains from revaluation of USD loans (strengthening of SGD & RMB), higher share of associates' profit & distribution income from a Hong Kong investment
Financial Svcs	18.7	**25.5**	**36.4%**	• Mark-to-market gain of $5m from an investment in Hong Kong, one-off gain & a distribution income from a Hong Kong investment offsets increase in operating expenses due to expansion of operations
Serviced Residences	57.9	**53.6**	**(7.5%)**	• Higher administrative expenses and foreign exchange losses from revaluation of USD denominated receivables
Raffles Holdings	25.3	**29.9**	**18.0%**	• Higher interest income
Others & Consol Adj	11.1	**(8.5)**	**NM**	-
EBIT	414.4	**528.7**	**27.6%**	


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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Aug-2006 18:12:08
Announcement No.	00116

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "Payment of management fee by way of issue of units in CapitaMall Trust"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTannc.Issue.Mgr.Units.3Aug06.pdf Total size = **56K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

PAYMENT OF MANAGEMENT FEE BY WAY OF ISSUE OF UNITS IN CAPITAMALL TRUST

CapitaMall Trust Management Limited (the "Company"), the manager of CapitaMall Trust ("CMT"), wishes to announce that 997,074 units in CapitaMall Trust ("Units") have been issued to the Company today. Of these 997,074 Units, 544,284 Units were issued at an issue price of S$1.5712 per Unit and 452,790 Units were issued at an issue price of S$2.0949 per Unit.

These Units were issued to the Company as payment of the Performance Component (as defined in the trust deed constituting CMT (as amended) (the "Trust Deed")) of the Management Fee (as defined in the Trust Deed) for the period from 1 April 2006 to 30 June 2006 (both dates inclusive) in relation to Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre and Bugis Junction.

This manner of payment of the Performance Component of the Company's Management Fees in Units was disclosed in (i) the CMT prospectus dated 28 June 2002 issued in connection with the initial public offering of Units, (ii) the CMT circular dated 13 May 2003 issued in connection with the acquisition of IMM Building; and (iii) the CMT circular dated 21 June 2004 issued in connection with the acquisition of Plaza Singapura.

With the above-mentioned issue of Units, the Company holds an aggregate of 5,860,296 Units and the total number of Units in issue in CMT is 1,382,460,305 Units.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
3 August 2006

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (as the manager of CapitaMall Trust) (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CapitaMall Trust may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CapitaMall Trust is not necessarily indicative of the future performance of CapitaMall Trust.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	04-Aug-2006 07:15:52
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaLand Group Half Year 2006 Results - Additional Supplementary Slide
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CLannc.AddSlide.1H06.04Aug06.pdf Total size = **78K** (2048K size limit recommended)

Residential Geographical Breakdown

Revenue ($ million)	June 2006	June 2005	Change
Singapore	381	289	32%
China	183	244	(25%)
Australia	508	1,147	(56%)
Others	3	3	-
Total	**1,075**	**1,683**	**(36%)**

EBIT ($ million)	June 2006	June 2005	Change
Singapore	54	14	286%
China	122	79	54%
Australia	101	105	(4%)
Others	-	4	(100%)
Total	**277**	**202**	**37%**


CapitaLand

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-Aug-2006 07:32:10
Announcement No.	00008

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Clarification on The Business Times story

Description

CapitaLand Limited ("CapitaLand") refers to The Business Times Story - "Thai tycoon is buyer of stake in InterCon hotel" on 5-6 August 2006. CapitaLand proceeded with the sale of its effective stake of 44.6% in Hotel Inter-Continental to Pacific Coast Assets Inc. ("Pacific Coast"), after due consideration and in the best interest of its shareholders.

The sale to Pacific Coast was agreed upon by all interest-holders of Hotel Inter-Continental, and together, a Letter of Intent, binding for a specified time period, was issued to Pacific Coast. CapitaLand had indeed in the course of the process with Pacific Coast received a higher offer, but it was non-definitive. On the other hand, there was a much more definitive offer by Pacific Coast, valuing the Hotel at S$250 million, which represents good exit value for CapitaLand based on the projected revenue of the Hotel for the current year and for the next few years. Pacific Coast had also taken concrete steps to fulfill its obligations and duly delivered on all terms under the Letter of Intent, and hence CapitaLand took the final decision to honour and complete its part of the transaction with Pacific Coast.

The sale of its effective stake in Hotel Inter-Continental represents a timely and clean exit, and unlock for CapitaLand a net gain of S$40.51 million. The divestment is also in line with CapitaLand's asset productivity strategy.

Attachments:

Total size = **0**
(2048K size limit recommended)

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CHANGE OF INTEREST IN AUSTRALAND

CapitaLand Limited ("CapitaLand") wishes to announce that it had (through its indirect wholly-owned subsidiaries, Ausprop Holdings Limited ("Ausprop") and Austvale Holdings Ltd ("Austvale")) on 3 August 2006 been allotted an aggregate of 8,933,407 new stapled securities ("New Stapled Securities") in Australand (the "Allotment").

The Allotment was due to the election by Ausprop and Austvale for stapled securities under Australand's Distribution Reinvestment Plan in respect of the distribution of 4.0 cents per stapled security for the quarter ended 30 June 2006, which was paid on 3 August 2006. The New Stapled Securities were allotted at an issue price of A$1.99 per stapled security in lieu of the aggregate cash distribution (net of tax) of A$17,777,479.93 (approximately S$21,511,817.36) due to Ausprop and Austvale. The issue price represents a 2.5% discount to the average of the daily volume weighted average price of Australand stapled securities traded on the Australian Stock Exchange for each of the first five trading days commencing on 30 June 2006, the record date of the distribution.

Immediately prior to the Allotment, CapitaLand had an aggregate of 483,625,353 stapled securities in Australand (approximately 53.63% of the total issued stapled securities of Australand). Following the above Allotment, CapitaLand holds an aggregate of 492,558,760 stapled securities in Australand (approximately 53.92% of the total issued stapled securities of Australand).

The above transaction is not expected to have any material impact on the net tangible assets and earnings per share of the Capitaland Group for the financial year ending 31 December 2006.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
8 August 2006

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	12-Aug-2006 08:35:00
Announcement No.	00006

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "(1) Completion of sale of The Ascott Mayfair, London; and (2) Ascott continues to manage The Ascott Mayfair, London upon its divestment"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matters, as attached for information.
Attachments:	Ascott.Mayfair.annc.12Aug06.pdf Ascott.NewsRelease.Mayfair.12Aug06.pdf Total size = **207K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Company Registration No: 197900881N)

ANNOUNCEMENT

COMPLETION OF SALE OF THE ASCOTT MAYFAIR, LONDON

Further to the announcement made by The Ascott Group Limited (the "Company") on 12 May 2006, the Board of Directors of the Company is pleased to announce that the sale of The Ascott Mayfair by its indirectly wholly owned subsidiary, Greenpark Investments (Guernsey) Limited to an unrelated party for a total cash consideration of £65.8 million (equivalent to about S$190.8 million), has been completed on 11 August 2006.

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
12 August 2006



GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(*Regn. No: 197900881N*)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT CONTINUES TO MANAGE THE ASCOTT MAYFAIR, LONDON UPON ITS DIVESTMENT

Singapore, 12 August 2006 – The Ascott Group (Ascott) will continue to manage The Ascott Mayfair, London, following the completion of the sale of the property today.

Ascott first announced in May 2006 that it will divest The Ascott Mayfair to an unrelated party for £65.8 million (S$190.8 million) and hand over the property on completion date. With Ascott's strong brand reputation and established presence globally, the new owner has requested that Ascott continue to manage the property.

Mr Cameron Ong, Ascott's Managing Director and CEO said, "With the divestment of The Ascott Mayfair, we will be able to reinvest the funds into higher-yielding assets and high growth markets. We are pleased to also have the opportunity to continue to manage the property. With its superior location in London, The Ascott Mayfair will enhance our network of 10 Ascott properties across key cities in the world."

The 56-unit property is located at 41, 43, 45, 47 & 49 Hill Street, London. It is in the heart of London's most exclusive Mayfair district. Within the vicinity of The Ascott Mayfair are some of the world's finest shopping malls, chic designer boutiques, museums, stylish restaurants, clubs and grand theatres. The property is also located within walking distance to Buckingham Palace and Hyde Park, which offers 340 acres (142 hectares) of green space in the heart of London.

The luxurious Ascott Mayfair offers the comfort and amenities of a home with an extensive range of facilities and personalised services that cater to the needs of business executives. Residents will be able to choose from studios units to three bedroom suites. Each apartment unit has a fully equipped kitchen, personal entertainment system and living area. Amenities include a fitness centre, steam room and sauna, boardroom facilities, solarium, complimentary broadband internet access, laundry and dry cleaning services and grocery shopping services.

For more information and reservations on The Ascott Mayfair, London please call (44-207) 499 6868, email Ascott at enquiry.london@the-ascott.com or visit Ascott's website at www.the-ascott.com.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with more than 16,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region.

The Group operates three brands – The Ascott, Somerset and Citadines in 43 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Xi'an and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally; it has clinched numerous prestigious awards including the 'Most Outstanding International Brand' award from Apartment Living magazine in Thailand, '2006 Korea Top Brand' award by Seoul Economy newspaper, Korea Herald's 'Readers' Best Brand Awards 2006', '2006 Best Company & CEO' award from the Herald Business in Korea, the 'Best Serviced Residence Brand' award by Lifestyle + Travel magazine in Thailand, the 'Innovative Capital Venture' award at the 2006 China Hotel Investment Summit, 2006 'China's Top 100 Serviced Apartments' award, Korea Times' 'Best International Serviced Residence Brand' award, the 'Highly Commended Deluxe Accommodation' award at the 2005 Tasmanian Tourism Awards, 'Best Accommodation' at the 2005 World Travel Awards, TTG Asia Media's 2005 'Best Serviced Residence Operator' award, and the Business Traveller Asia Pacific's 2005 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 18 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com




HWA HONG CORPORATION LIMITED

For immediate release
14 August 2006

NEWS RELEASE

Final phase of RiverGate launched with record price of S$1,700 psf achieved

90% of phases one and two sold

Singapore, 14 August 2006 -- CapitaLand and Hwa Hong Corporation have released the final block of its RiverGate residential development. Some 20 units from this block of 175 units have already been sold at an average price of S$1,600 per square foot. Last week, a four-bedroom apartment was sold at S$1,700 per square foot, a record price for residential developments along the Singapore River.

Ms Patricia Chia, CEO of CapitaLand Residential Singapore, said: "We have been receiving frequent enquiries on the release of the final block since the beginning of this year. RiverGate has captured the imagination of the discerning homebuyers. When completed, the development will be a majestic 43-storey landmark in the Singapore River area. The first phase of the development was launched in mid-2005 and the second phase at the end of the year. Today, we have sold over 90% of the 370 units released in these two phases. Our buyers include local and foreign homebuyers, high net-worth investors and private funds. Foreign homebuyers account for about two-thirds of the buyers. They are from other Asian countries, Europe, and the USA."

Mr Ong Choo Eng, Group Managing Director of Hwa Hong Corporation said: "RiverGate is a rare freehold riverfront home, and we are pleased with the strong buying response from both investors and homebuyers since its launch. The development is in an excellent riverside location, complemented with a distinctive architectural design. RiverGate is ***The*** brand much sought-after by sophisticated homebuyers, as seen by the price premium that the homebuyers are prepared to pay. We are very pleased that our partner CapitaLand has created a product that is in a class of its own."

About RiverGate

RiverGate is the first residential project in Singapore to be accorded landmark status by the Urban Redevelopment Authority. The 'landmark' status is accorded only to buildings that are strategically located and that have demonstrated cutting-edge architectural design. RiverGate has been recognised for its bold architectural design featuring verdant multi-storey sky gardens, and lush green vista that seamlessly integrates with the Singapore River promenade.

The 545-unit, freehold development is located at Martin Road in Robertson Quay, a neighbourhood with a bustling mix of apartments, offices, dining and entertainment facilities. It has three blocks of 43 storeys, each standing majestically amid the urban landscape. The buildings in the vicinity are primarily 10 storeys in height. The majority of RiverGate's apartments will enjoy views of the river, while the higher floors enjoy good views of the business district. Buyers have a choice of two- to four-bedroom unit types and there will be 12 penthouses. The unit sizes are from 1,000 sq ft to 4,000 sq ft.

RiverGate offers a range of leisure and fitness facilities, including swimming pools, tennis courts, gymnasium, basketball court, Jacuzzi, and clubhouse. It is also within minutes from the trendy dining and shopping amenities in the Orchard Road area. Temporary Occupation Permit for RiverGate is expected to be obtained in 2009.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

About Hwa Hong Corporation Limited

Hwa Hong Corporation Limited ("Hwa Hong") was incorporated on 29 December 1952 and admitted to the Official List of the Singapore Exchange Limited on 26 July 1979. The principal activity of Hwa Hong is that of an investment holding company and the group is primarily engaged in real estate investment and development, general insurance, manufacturing and trading. Hwa Hong's key geographical markets are in South East Asia, United Kingdom, and the People's Republic of China.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Hwa Hong Corporation Limited *(Co. Regn: 195200130C)*
Date: 14 August 2006

For more information, please contact:

CapitaLand

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Corporate Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg



For Immediate Release
15 August 2006

NEWS RELEASE

CapitaLand sells "Penthouse Series" at Scotts HighPark for above S$2,000 psf

Singapore, 15 August 2006 – CapitaLand has achieved a sales price of more than S$2,000 per square foot for Scotts HighPark, a luxury boutique development along Scotts Road. Achieved in the course of private previews, this will be a benchmark price for both the Scotts Road and Newton areas. The condominium, located on the former Melia at Scotts hotel site, is priced at an average of S$1,800 psf.

Scotts HighPark is a freehold condominium with a total of 73 luxurious homes, of which over 30 units are in the 'penthouse series'. This series comprises single-level and duplex apartments, overlooking the lush greenery of Goodwood Hill. The apartments have large interior living spaces, complemented with a generous stretch of veranda space that runs right across the frontage of the apartments.

Mr Liew Mun Leong, President & CEO of CapitaLand Group, said: "Over the past one year, we have been setting benchmark pricing. Last year, we sold the most expensive townhouse at Tanglin Residences for S$6.7 million. Now, we have achieved a similar benchmark for Scotts HighPark. Our prices are well above the S$1,200 psf range commanded by projects in the Newton area and the S$1,600 psf average in the Scotts Road area. Leading through distinctive design, we have created demand among a selected and sophisticated group of homebuyers. They have been prepared to pay a price premium for our homes, starting with Glentrees, Tanglin Residences and The Botanic on Lloyd. We are confident of a strong take-up for Scotts HighPark."

Ms Patricia Chia, CEO of CapitaLand Residential Singapore, said: "We started private previews with high net-worth individuals, many of whom have come to us through referrals. They like the apartments in the 'penthouse series', which reminded them of high-rise tropical bungalows. These are luxurious four-bedroom apartments and duplexes, with prices starting from S$6.2 million. The prices are attractive to this group of buyers as they are looking for a unique lifestyle in cosmopolitan Singapore. We have already sold four of the 'penthouse series' apartments, and are in discussion for another five units. On the top floor of this 27-storey tower is a single penthouse that will be priced at S$14.5 million, and we are confident of finding a discerning homebuyer."

The design concept for Scotts HighPark condominium has a strong emphasis on nature, with lush sky gardens built on every four floors. The development, with its contemporary architectural lines, has two residential towers of 27 and 19 storeys. CapitaLand offers customisation for Scotts HighPark to tailor each apartment to suit the homebuyer's lifestyle. Buyers may request, depending on the unit type, to build a swimming pool or convert a bedroom into a large entertainment area.

At the 27-storey tower, buyers choose from the 'penthouse series' comprising single-level and duplex layouts. These four-bedroom units range from 3,466 square feet to 4,112 square feet in size. They enjoy generous verandas that stretch across the full frontage of the units, extending the interior space and creating an expansive living area. The duplexes in this series come with private Jacuzzis at the verandas. On the top floor of the tower is the largest unit in the development. It is a luxurious 6,545 sq ft penthouse with five bedrooms and generous roof terraces.

The second tower, with 19 floors, comprises elegant two- and three-bedroom apartments. Sizes range from 1,141 sq ft to 2,110 sq ft. Scotts HighPark is expected to obtain Temporary Occupation Permit by 2009.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in nearly 20 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 15 August 2006

For more information, please contact:

CapitaLand

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Corporate Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg


CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, SONIC MANAGEMENT PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	Sonic Management Pte. Ltd.
Principal Activity	:	Asset and Property Fund Management
Share Capital	:	S$2 comprising 2 ordinary shares

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
15 August 2006

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	15-Aug-2006 12:43:08
Announcement No.	00035

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "(1) Offer and Placement of between 478,627,008 and 499,538,958 new units in CapitaCommercial Trust; and (2) Notice of cumulative distribution books closure and distribution payment date"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued announcements on the above matters, as attached for information.
Attachments:	CCT.Launch.of.EFR.15Aug06.pdf CCT.NoticeofBCD.Cumulative.Distribution.15Aug06.pdf Total size = **212K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

NOTICE OF CUMULATIVE DISTRIBUTION BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaCommercial Trust ("**CCT**") will be closed at **5.00 p.m.** on **Thursday, 31 August 2006** (the "**Cumulative Distribution Books Closure Date**") to determine entitlements of holders of units in CCT ("**Units**" and the holders of Units, "**Unitholders**") to CCT's distributable income for the period from 1 January 2006 to the day immediately preceding the date on which new units in CCT ("**New Units**") will be issued under the Equity Fund Raising (as defined in the circular (the "**Circular**") dated 26 June 2006 issued by CapitaCommercial Trust Management Limited, *as manager of CCT (the "**Manager**"), to Unitholders)* (the "**Cumulative Distribution**"). The next distribution following the Cumulative Distribution will comprise CCT's distributable income for the period from the day the New Units are issued under the Equity Fund Raising to 31 December 2006. Semi-annual distributions will resume thereafter.

Unitholders with Units as at the Cumulative Distribution Books Closure Date will be entitled to the Cumulative Distribution (which is currently expected to be paid on or about **26 September 2006**).

The current expectation of the Manager is that the quantum of the distribution per Unit under the Cumulative Distribution will be between 4.58 cents and 4.63 cents, and no less than 4.58 cents. The actual quantum of the distribution per Unit will be announced after the management accounts of CCT for the relevant period have been finalised.

DECLARATION FOR SINGAPORE TAX PURPOSES

The Cumulative Distribution will comprise two types of distribution - distribution of taxable income (the "**Taxable Income Distribution**") and distribution of tax-exempt income (the "**Tax-Exempt Income Distribution**").

The Tax-Exempt Income Distribution is exempt from tax in the hands of all Unitholders. No tax will be deducted at source from such distribution.

Tax will be deducted at source from the Taxable Income Distribution in certain circumstances. The following section describes the circumstances in which tax will or will not be deducted from such distribution, which is referred therein as "distribution".

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross Cumulative Distribution, i.e. no tax will be deducted at source. The Cumulative Distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross Cumulative Distribution, but will have to pay income tax later at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form A**"). They will receive Form A from the unit registrar of CCT, Lim Associates (Pte) Ltd, and will have to complete and return Form A to Lim Associates (Pte) Ltd. If a Qualifying Unitholder fails to return Form A or fails to properly complete Form A, HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT (the "**Trustee**"), and the Manager will be obliged to deduct tax at the rate of 20 per cent. from the Cumulative Distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF / SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund ("**CPF**") accounts or Supplementary Retirement Scheme ("**SRS**") accounts will receive a gross Cumulative Distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (non-individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their Cumulative Distribution net of 10 per cent. tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Lim Associates (Pte) Ltd and will have to complete and return Form A to Lim Associates (Pte) Ltd. The Trustee and the Manager will be obliged to deduct tax at the rate of 20 per cent. from the Cumulative Distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross Cumulative Distribution. Nominees who hold their units for the benefit of qualifying foreign (non-individual) investors will receive a Cumulative Distribution net of 10 per cent. tax. This is provided the nominees furnish certain particulars of the beneficiaries to the Trustee and the Manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declarations by Depository Agents for Singapore Tax Purposes Form ("**Form B**") from Lim Associates (Pte) Ltd and will have to complete and return the Form to Lim Associates (Pte) Ltd. The Trustee and the Manager will be obliged to deduct tax at the rate of 20 per cent. from the Cumulative Distribution if the applicable form is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within categories described above will receive their Cumulative Distribution net of 20 per cent. tax. These Unitholders do not need to return any forms.

IMPORTANT REMINDER

Last Date and Time for Return of the Forms
Lim Associates (Pte) Ltd will despatch the relevant forms to Unitholders on or around 5 September 2006.

Unitholders must complete and return the applicable form(s) to Lim Associates (Pte) Ltd's office by **5.00 p.m.** on **Wednesday, 13 September 2006** in order to receive a gross Cumulative Distribution or, as the case may be, a Cumulative Distribution net of 10% tax.

DECLARATION IN INCOME TAX RETURN

The Cumulative Distribution is considered as income for the year 2006. Beneficial owners of the Cumulative Distribution, other than those who are exempt from tax on the Cumulative Distribution or who are entitled to the reduced tax rate of 10 per cent., are required to declare the gross Cumulative Distribution as taxable income in their income tax return for the year of assessment 2007.

IMPORTANT DATES AND TIMES

Date/Deadline	Event
31 August 2006 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders
By 13 September 2006 at 5.00 p.m.	Unitholders must complete and return Form A or Form B, as applicable
On or about 26 September 2006	Payment of Cumulative Distribution

For enquiries, please contact Ms Heng Hui Lin (email: heng.huilin@capitaland.com.sg) or Ms Ho Mei Peng (email: ho.meipeng@capitaland.com.sg) at 6536 1188 or visit our website at <www.cct.com.sg>.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company Registration No. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
15 August 2006

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.



(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

OFFER AND PLACEMENT OF BETWEEN 478,627,008 AND 499,538,958 NEW UNITS ("NEW UNITS") IN CAPITACOMMERCIAL TRUST ("CCT") BY WAY OF:

(I) A NON-RENOUNCABLE PREFERENTIAL OFFERING OF 89,500,008 NEW UNITS AT AN ISSUE PRICE OF BETWEEN S$1.60 AND S$1.67 PER NEW UNIT (THE "PREFERENTIAL OFFERING ISSUE PRICE") TO SINGAPORE REGISTERED UNITHOLDERS (AS DEFINED IN THE CCT CIRCULAR DATED 15 AUGUST 2006 (THE "CIRCULAR")) OF ONE NEW UNIT FOR EVERY 10 EXISTING UNITS IN CCT ("UNITS") HELD AS AT 5.00 P.M. ON 11 AUGUST 2006 (THE "PREFERENTIAL OFFERING BOOKS CLOSURE DATE"), FRACTIONS OF A UNIT TO BE DISREGARDED AND SUBJECT TO THE ROUNDING MECHANISM AS DESCRIBED IN THE CIRCULAR (THE "PREFERENTIAL OFFERING");

(II) AN OFFERING OF 15,000,000 NEW UNITS AT THE ISSUE PRICE OF BETWEEN S$1.61 AND S$1.68 PER NEW UNIT (THE "ATM AND PLACEMENT ISSUE PRICE") TO RETAIL INVESTORS IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES ("ATMS") OF DBS BANK LTD (INCLUDING POSB) ON A "FIRST-COME, FIRST-SERVED" BASIS (THE "ATM OFFERING"); AND

(III) A PRIVATE PLACEMENT OF BETWEEN 374,127,000 AND 395,038,950 NEW UNITS AT THE ATM AND PLACEMENT ISSUE PRICE TO INSTITUTIONAL AND OTHER INVESTORS (THE "PRIVATE PLACEMENT"),

(COLLECTIVELY, THE "EQUITY FUND RAISING").

Introduction

CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust ("**CCT**", and manager of CCT, the "**Manager**"), is issuing between 478,627,008 and 499,538,958 New Units so as to raise gross proceeds of up to S$803.2 million, in order to part finance CCT's acquisition of a 60.0% per cent. interest in Raffles City, with the balance of the proceeds to be used for CCT's working capital purposes.

The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") and UBS AG, acting through its business group, UBS Investment Bank ("**UBS**" and together with HSBC, the "**Joint Lead Managers**"), have been appointed as the joint lead managers for the Equity Fund Raising and underwriters for the Private Placement (save for the New Units under the Private Placement which are to be subscribed for by CapitaLand Commercial and Integrated Development Limited ("**CCID**") and/or its subsidiaries pursuant to an undertaking given by CCID to the Manager, HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT (the "**Trustee**") and the Joint Lead Managers, the details of which are set out below (the "**CCID Undertaking**")). CCID is a wholly owned subsidiary of CapitaLand Limited ("**CapitaLand**").

The Preferential Offering Issue Price will be at a further discount of up to 1.0 per cent. in addition to the discount at which the ATM and Placement Issue Price is to the weighted average price for trades done on Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for 14 August 2006, being the full market day immediately preceding the lodgment of the Circular with the MAS.

The Preferential Offering Issue Price and the ATM and Placement Issue Price will be determined by the Joint Lead Managers, with the agreement of the Manager, within the respective ranges mentioned above, after an accelerated book-building process, and will be announced by the Manager thereafter. Such announcement will be made prior to the commencement of the Preferential Offering and the ATM Offering.

The Preferential Offering

The Preferential Offering is made to Singapore Registered Unitholders on a non-renounceable basis of one New Unit for every 10 existing Units held as at the Preferential Offering Books Closure Date, fractions of a Unit to be disregarded and subject to the Rounding Mechanism (as defined below).

Where a Singapore Registered Unitholder's provisional allocation of New Units under the Preferential Offering is other than an integral multiple of 1,000 Units, the increase in the provisional allocation of New Units to the Singapore Registered Unitholder will be by such number which, when added to such unitholder's unitholdings as at the Preferential Offering Books Closure Date, results in an integral multiple of 1,000 Units (the "**Rounding Mechanism**"). The Rounding Mechanism will be extended to investors who have subscribed for or purchased Units under the Central Provident Fund ("**CPF**") Investment Scheme and/or the Supplementary Retirement Scheme ("**SRS**"), and to Units held by nominee companies. It should be noted that in the case of Units held by Singapore Registered Unitholders through nominee companies, the Rounding Mechanism will be applied at the level of the aggregate Units held in the securities accounts of such nominee companies with The Central Depository (Pte) Limited. As such, Singapore Registered Unitholders whose Units are held by such nominee companies will not enjoy the benefit of the Rounding Mechanism on an individual level.

The Circular, which is issued by the Manager today and is in the process of being despatched to Singapore Registered Unitholders, requires the immediate attention of the Singapore Registered Unitholders. Singapore Registered Unitholders who wish to accept their provisional allocations of New Units under the Preferential Offering may do so in the manner set out in the Circular.

The Preferential Offering	**Date**	**Time**
Opens	17 August 2006	9.00 a.m.
Closes	25 August 2006 - for acceptances made through Acceptance Forms (as defined in the Circular) and PALs (as defined in the Circular) - for acceptances made through an ATM of a Participating Bank (as defined in the Circular)	4.45 p.m. 9.30 p.m.

Singapore Registered Unitholders who used their CPF Investible Savings ("**CPF Funds**") to purchase their existing Units and/or purchased their existing Units under the SRS can only accept their provisional allocations of New Units by instructing the relevant banks in which they hold their CPF Investment Scheme accounts and/or SRS accounts to do so on their behalf.

The ATM Offering

The ATM Offering is made to retail investors in Singapore. Anyone wishing to purchase the New Units under the ATM Offering will need to make an application in the manner set out in the Circular. Copies of the Circular may be obtained on request, subject to availability, from The Hongkong and Shanghai Banking Corporation Limited, which is located at 21 Collyer Quay, Main Branch, HSBC Building, Singapore 049320, and UBS AG, acting through its business group, UBS Investment Bank, which is located at 5 Temasek Boulevard, #18-00 Suntec Tower Five, Singapore 038985.

Key information on the ATM Offering is summarised below:

- Only for DBS Bank Ltd (including POSB) ATM cardholders.
- On a "first-come, first-served" basis.
- At the ATM and Placement Issue Price of between S$1.61 and S$1.68 per New Unit. The actual ATM and Placement Issue Price will be announced by the Manager prior to the commencement of the Preferential Offering and the ATM Offering.
- Applicants may use cash and/or CPF Funds. An investor applying for only 1,000 New Units can use either cash or CPF, but not both.
- Minimum number of New Units per application: 1,000 New Units (investors may also apply for larger numbers of New Units in integral multiples of 1,000).
- Maximum number of New Units per application: 300,000 New Units.
- Only one application may be made for the benefit of one person for the New Units under the ATM Offering. Multiple applications will be rejected.
- Any references to "Prospectus" and "Shares" on the ATM screens of DBS Bank Ltd (including POSB) will be references to the Circular and the New Units, respectively.

The ATM Offering	Date	Time
Opens	17 August 2006	12.00 p.m.
Closes	25 August 2006 (subject to an early closure, at the discretion of the Manager (in consultation with the Joint Lead Managers) in the event that the New Units under the ATM Offering are fully taken up earlier)	5.00 p.m.

The Private Placement

Placement to Certain Substantial Unitholders[1]

As set out in the circular dated 26 June 2006 issued by the Manager to Unitholders, the Manager has earlier obtained a waiver from the SGX-ST from the requirements under Rule 812(1) of the listing manual of the SGX-ST (the "**Listing Manual**") for the placement of New Units under the Private Placement to the following Substantial Unitholders, up to such number of New Units necessary to maintain their respective proportionate pre-placement unitholdings, in percentage terms, in CCT:

[1] A "Substantial Unitholder" is a Unitholder with an interest of not less than 5.0 per cent. of all Units in issue.

(a) Stichting Pensioenfonds voor de Gezondheid, Geestelijke en Maatschappelijke Belangen; and

(b) The Capital Group of Companies, Inc.

Non-CapitaLand TLCs

The Manager has also obtained a waiver from the SGX-ST from the requirements under Rule 812(1) of the Listing Manual in relation to the allotment of New Units to companies within the Temasek group of companies ("**Non-CapitaLand TLCs**"), including companies in which Temasek Holdings (Private) Limited ("**Temasek**") has an aggregate interest of at least 10.0 per cent. but excluding Temasek, CapitaLand and the subsidiaries and associated companies of CapitaLand (including the real estate investment trusts or other funds managed by the subsidiaries and associated companies of CapitaLand) under the Private Placement, subject to (i) the Manager's certification that it is independent of the Non-CapitaLand TLCs, and (ii) disclosure via SGXNET of the rationale for the placement of New Units to the Non-CapitaLand TLCs under the Private Placement.

This waiver was obtained on the basis that the charter of Temasek provides that while it will provide strategic directions to the companies in which it has an interest, it does not involve itself in the day-to-day operational and commercial decisions of such companies, and that some of the Non-CapitaLand TLCs are listed companies and would therefore have to consider the interest of all its shareholders, not only that of its major shareholders.

Directors of the Manager and their immediate family members

At the extraordinary meeting of Unitholders held on 13 July 2006, approval was granted for the placement of New Units under the Private Placement to each of the directors of the Manager and their immediate family members, who hold Units, up to such number of New Units necessary to maintain his proportionate pre-placement unitholdings, in percentage terms, in CCT.

CCID Undertaking

As at the latest practicable date, being 8 August 2006, CCID, through its indirect wholly owned indirect subsidiaries, E-Pavilion Pte. Ltd. ("**E-Pavilion**") and SBR Private Limited ("**SBR**"), has an indirect interest in an aggregate of 335,220,055 Units, comprising approximately 37.4 per cent. of the existing Units. To show its commitment to CCT, CCID has given an undertaking to the Manager, the Trustee and the Joint Lead Managers that:

(i) CCID will procure that each of E-Pavilion and SBR accepts in full its provisional allocations of New Units under the Preferential Offering at the Preferential Offering Issue Price; and

(ii) subject to the right, but not the obligation, of the Joint Lead Managers to claw back and reallocate to other investors under the Private Placement, CCID will:

    (a) in relation to all of the New Units under the Preferential Offering which have been allocated but are not taken up, directly subscribe and/or procure its subsidiaries to subscribe, for such New Units[2] at the Preferential Offering Issue Price;

    (b) in relation to all of the New Units under the ATM Offering which are not taken up, directly subscribe, and/or procure its subsidiaries to subscribe, for such New Units at the ATM and Placement Issue Price; and

[2] For the avoidance of doubt, the calculation of the number of such New Units does not take the Rounding Mechanism into account.

(c) directly subscribe and/or procure its subsidiaries to subscribe, for between 74,514,404 and 82,297,687 New Units under the Private Placement at the ATM and Placement Issue Price, being the difference between the total number of New Units for which CCID will be required to subscribe in order to maintain its proportionate pre-placement unitholding, in percentage terms, and the total number of New Units under the Preferential Offering and the ATM Offering,

(the "**CCID Undertaking**").

In the event that there are any New Units under the Private Placement remaining unsubscribed after CCID has met its obligations pursuant to the CCID Undertaking, CCID may, but is not obliged to, directly subscribe, and/or procure its subsidiaries to subscribe, for additional New Units which remain unsubscribed under the Private Placement at the ATM and Placement Issue Price up to an aggregate of S$200.0 million.

Depending on the demand level for New Units by other investors under the Equity Fund Raising, the unitholdings in CCT of CapitaLand and its subsidiaries (including the Manager) may, in percentage terms, be increased at the discretion of CCID, or diluted at the discretion of the Joint Lead Managers or upon successful subscriptions by other investors under the Preferential Offering and the ATM Offering.

The placement of New Units to CapitaLand and its subsidiaries in the manner described above has been approved at the extraordinary meeting of Unitholders held on 13 July 2006,

Status of the New Units

The New Units will rank *pari passu* in all respects with the existing Units, including the right to any distributions which may be paid for the period from the day the New Units are issued to 31 December 2006, as well as all distributions thereafter.

For the avoidance of doubt, New Units issued pursuant to the Equity Fund Raising will not be entitled to participate in the distribution of any distributable income accrued by CCT prior to the date of issue of such New Units.

Listing of the New Units

The indicative date and time of listing of the New Units on the SGX-ST is at 2.00 p.m. on 1 September 2006[3].

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
15 August 2006

[3] Subject to change. Any change will be announced by the Manager through SGXNET.

Important Notice

This Announcement is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units.

The Circular is available upon request and a copy may be obtained, until 25 August 2006, from The Hongkong and Shanghai Banking Corporation Limited, which is located at 21 Collyer Quay, Main Branch, HSBC Building, Singapore 049320, and UBS AG, acting through its business group, UBS Investment Bank, which is located at 5 Temasek Boulevard, #18-00 Suntec Tower Five, Singapore 038985. This Announcement is qualified in its entirety by, and should be read in conjunction with, the full text of the Circular. Words and expressions not defined in this Announcement have the same meaning as defined in the Circular unless the context requires otherwise.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CCT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT. Investors should read the whole of the Circular before deciding to accept or purchase the New Units.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to CCT or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the units in CCT.

Nothing in this Announcement constitutes an offer of securities for sale in the United States. Neither this Announcement nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "**Securities Act**")). The New Units have not been and will not be registered under the Securities Act and, accordingly may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act.

The distribution of this Announcement and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, HSBC and UBS to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CCT.

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	16-Aug-2006 07:42:11
Announcement No.	00004

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "(1) Offer and Placement of up to 479,039,958 New Units in CapitaCommercial Trust to raise approximately S$803.2 million; and (2) CCT's private placement approximately 2.6 times subscribed"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement and a news release on the above matters, as attached for information.
Attachments:	CCT.IssuePriceDetermination.final.16Aug06.pdf CCT.NewsRelease.EFR.final.16Aug06.pdf Total size = **218K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

OFFER AND PLACEMENT OF UP TO 479,039,958 NEW UNITS ("NEW UNITS") IN CAPITACOMMERCIAL TRUST ("CCT") TO RAISE APPROXIMATELY S$803.2 MILLION BY WAY OF:

(I) A NON-RENOUNCABLE PREFERENTIAL OFFERING OF 89,500,008 NEW UNITS AT AN ISSUE PRICE OF S$1.665 PER NEW UNIT (THE "PREFERENTIAL OFFERING ISSUE PRICE") TO SINGAPORE REGISTERED UNITHOLDERS (AS DEFINED IN THE CCT CIRCULAR DATED 15 AUGUST 2006 (THE "CIRCULAR")) OF ONE NEW UNIT FOR EVERY 10 EXISTING UNITS IN CCT ("UNITS") HELD AS AT 5.00 P.M. ON 11 AUGUST 2006, FRACTIONS OF A UNIT TO BE DISREGARDED AND SUBJECT TO THE ROUNDING MECHANISM AS DESCRIBED IN THE CIRCULAR;

(II) AN OFFERING OF 15,000,000 NEW UNITS AT AN ISSUE PRICE OF S$1.68 PER NEW UNIT (THE "ATM AND PLACEMENT ISSUE PRICE") TO RETAIL INVESTORS IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES ("ATMs") OF DBS BANK LTD (INCLUDING POSB) ON A "FIRST-COME, FIRST-SERVED" BASIS (THE "ATM OFFERING"); AND

(III) A PRIVATE PLACEMENT OF UP TO 374,539,950 NEW UNITS AT THE ATM AND PLACEMENT ISSUE PRICE TO INSTITUTIONAL AND OTHER INVESTORS (THE "PRIVATE PLACEMENT"),

(THE "EQUITY FUND RAISING").

Close of Book of Orders for Private Placement and Determination of ATM and Placement Issue Price and Preferential Offering Issue Price.

Further to its earlier announcement dated 15 August 2006 on the launch of the Equity Fund Raising, CapitaCommercial Trust Management Limited, as manager of CCT (the "**Manager**"), is pleased to announce that due to oversubscription by institutional and other investors, The Hongkong and Shanghai Banking Corporation Limited and UBS AG, acting through its business group, UBS Investment Bank (together, the "**Joint Lead Managers**"), in consultation with the Manager, have decided to close the book of orders for the Private Placement at 5.30 p.m. this evening.

The ATM and Placement Issue Price has been fixed at S$1.68 per New Unit while the Preferential Offering Issue Price has been fixed at S$1.665 per New Unit, as determined by the Joint Lead Managers, with the agreement of the Manager, after an accelerated book-building process. At such issue prices, up to 374,539,950 New Units are available for subscription under the Private Placement.

Assuming that 374,539,950 New Units are available for subscription under the Private Placement, the indications of interest received by the Manager for the New Units at S$1.68 per New Unit under the Private Placement is approximately 2.6 times the number of New Units available for subscription under the Private Placement.

The ATM and Placement Issue Price represents a discount of approximately 3.9 per cent. to the weighted average price for trades done on Singapore Exchange Securities Trading Limited (the "**SGX-ST**") on 14 August 2006, being the full market day immediately preceding the lodgment of the Circular with the Monetary Authority of Singapore on 15 August 2006, and the Preferential Offering Issue Price represents a further discount of approximately 0.9 per cent. in addition to such discount.

As the Preferential Offering Issue Price is S$1.665, the aggregate subscription price of the New Units subscribed by an investor under the Equity Fund Raising shall, where applicable, be rounded up to the nearest one cent.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
16 August 2006

Important Notice

All applications under the ATM Offering must be made in accordance with the "**Terms, Conditions and Procedures for Application for and Acceptance of New Units under the ATM Offering**" set out in Annexure D of the Circular. The screens of the ATMs of DBS Bank Limited (including POSB) will use the term "CCT FCFS" in place of the term "CAPITACOMM FCFS". Applicants for New Units under the ATM Offering should accordingly note that the term "CAPITACOMM FCFS" in paragraph 7 of the "**ATM Electronic Steps**" set out at page 151 of the Circular should be read as a reference to the term "CCT FCFS".

This Announcement is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units.

The Circular is available upon request and a copy may be obtained, until 25 August 2006, from The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**"), which is located at 21 Collyer Quay, Main Branch, HSBC Building, Singapore 049320, and UBS AG, acting through its business group, UBS Investment Bank ("**UBS**"), which is located at 5 Temasek Boulevard, #18-00 Suntec Tower Five, Singapore 038985. This Announcement is qualified in its entirety by, and should be read in conjunction with the full text of the Circular. Words and expressions not defined in this Announcement have the same meaning as defined in the Circular unless the context requires otherwise.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CCT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT. Investors should read the whole of the Circular before deciding to accept or purchase the New Units.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to CCT or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the units in CCT.

Nothing in this Announcement constitutes an offer of securities for sale in the United States. Neither this Announcement nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "**Securities Act**")). The New Units have not been and will not be registered under the Securities Act and, accordingly may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act.

The distribution of this Announcement and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, HSBC and UBS to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CCT.



NEWS RELEASE

16 August 2006
For Immediate Release

CCT's Private Placement approximately 2.6 times subscribed

New Units[1] priced at S$1.68 per unit

Existing Unitholders[2] enjoy preferential price of S$1.665 per unit

All capitalised terms used and not defined herein shall have the same meanings given to them in the CCT Circular dated 15 August 2006.

Singapore, 16 August 2006 – CapitaCommercial Trust Management Limited (the "CCT Manager"), the manager of CapitaCommercial Trust ("CCT"), is pleased to announce that it has received indications of interest of approximately 2.6 times subscription for the 374,539,950[3] new units in CCT ("New Units") at the issue price of S$1.68 available for subscription under the Private Placement as at 5.30 p.m. (Singapore time) on 15 August 2006. The joint book-building exercise commenced earlier on the same day in the morning by The Hongkong and Shanghai Banking Corporation and UBS AG, acting through its business group, UBS Investment Bank (together, the "Joint Lead Managers"). The total book of demand has wide geographical spread comprising about 90 investors with 60% in Asia, 20% in Europe and the rest from Australia, offshore US and other accounts.

As a result of the strong demand, the CCT Manager together with the Joint Lead Managers have decided to offer the New Units at a price of S$1.68 per New Unit under the Private Placement and the ATM Offering, the highest end of the announced price range of between S$1.61 to S$1.68 per New Unit under the Private Placement and the ATM Offering. Existing unitholders of CCT ("Unitholders") subscribing for New Units under the Preferential Offering will enjoy a preferential price at S$1.665 per New Unit. As

---

1. New Units issued under the Private Placement and the ATM Offering as defined in the CCT Circular dated 15 August 2006.
2. Singapore Registered Unitholders as defined in the CCT Circular dated 15 August 2006.
3. Assuming that up to 374,539,950 New Units are available for subscription under the Private Placement.

the Preferential Offering Issue Price is S$1.665, the aggregate subscription price of the New Units subscribed by an investor under the Equity Fund Raising shall, where applicable, be rounded up to the nearest one cent.

Following the equity fund raising, Unitholders can expect a higher distribution per unit of annualised 7.39 cents[4] for the financial period from 1 September 2006 to 31 December 2006 and 7.60 cents[5] for the financial year ending 31 December 2007. Based on an Illustrative Weighted Issue Price[6] of S$1.68 per New Unit, the forecast and projected yield is 4.4%[7] (annualised) for the financial period from 1 September 2006 to 31 December 2006 and 4.5%[8] for the financial year ending 31 December 2007 respectively.

The equity fund raising comprises a non-renounceable preferential offering of approximately 89.5 million New Units to Singapore Registered Unitholders (the "Preferential Offering"), an offering of 15.0 million New Units to retail investors in Singapore through the automated teller machines ("ATMs") of DBS Bank Ltd (including POSB) on a "first-come, first-served" basis (the "ATM Offering") and a private placement of up to approximately 374.5 million New Units to institutional and other investors (the "Private Placement").

1) **Preferential Offering**

The "1-for-10" Preferential Offering on a non-renounceable basis to Singapore Registered Unitholders and subject to the rounding mechanism as described in the CCT Circular dated 15 August 2006, will open for acceptance on 17 August 2006 at 9.00 a.m. For acceptance via the Acceptance Forms and (for scripholders) the Provisional Allocation Letters, the close of the offer is on 25 August 2006 at 4.45 p.m. For acceptance via the ATMs of Participating Banks (DBS Bank (including POSB), OCBC Bank and UOB Group), the close of the offer is on 25 August 2006 at 9.30 p.m.

---

4 Based on the forecast for the financial period from 1 September 2006 to 31 December 2006, together with the accompanying assumptions, in the CCT Circular dated 15 August 2006.

5 Based on the projection for the financial year ending 31 December 2007, together with the accompanying assumptions, in the CCT Circular dated 15 August 2006.

6 The Illustrative Weighted Issue Price for the Equity Fund Raising weighted by the size of the Preferential Offering, the ATM Offering and the Private Placement.

7 Based on the forecast for the financial period from 1 September 2006 to 31 December 2006, together with the accompanying assumptions, in the CCT Circular dated 15 August 2006.

8 Based on the projection for the financial year ending 31 December 2007, together with the accompanying assumptions, in the CCT Circular dated 15 August 2006.

2) ATM Offering

The ATM Offering to retail investors in Singapore for application on a "first-come, first-served" basis at DBS Bank (including POSB) ATMs will open on 17 August 2006 at 12.00 p.m. and will close on 25 August 2006 at 5.00 p.m., subject to early closure upon full subscription. The ATM Offering is subject to a maximum of 300,000 New Units per applicant.

Please see Appendix 1 on the steps for electronic acceptance of New Units through ATMs of Participating Banks.

Mr Richard Hale, Chairman of the CCT Manager, said, "We are very pleased with the strong demand, given that this is the largest follow-on offer for a S-REIT and with pricing at the top of the range. The quality of the new investors will strengthen our unitholders' base and this clearly underscores their confidence in CCT. This also demonstrates that S-REITs which can drive sustainable distribution growth and create long term value for Unitholder are a compelling investment."

Mr David Tan, Chief Executive Officer of the CCT Manager, said, "At a Weighted Average Issue Price of S$1.68 per New Unit for the equity fund raising to fund the acquisition of Raffles City, this is clearly immediately yield accretive for CCT. There are also many value creation opportunities in Raffles City, which we, together with our partner, the manager of CapitaMall Trust, will deliver. Additionally, investors in CCT will benefit from the strong growth of the Singapore office market which is currently driven by limited supply and robust demand from a growing economy, in particular the financial services sector."

Status of the New Units

The indicative date and time of commencement of trading of New Units on Singapore Exchange Securities Trading Limited (the "SGX-ST") is 1 September 2006 at 2.00 p.m.[9]

The New Units will, upon issue and allotment, rank *pari passu* in all respects with the existing units, including the right to any distributions to be paid for the period from the

[9] Subject to change. Any change will be announced by the CCT Manager through SGXNET.

date the New Units are issued to 31 December 2006, as well as all distributions thereafter. For the avoidance of doubt, the New Units will not be entitled to participate in the distribution of any distributable income accrued by CCT prior to the date of issue of the New Units.

Books Closure Date for Entitlement to Cumulative Distribution

The books closure date to determine the entitlement of Unitholders to the cumulative distribution will be 31 August 2006 at 5.00 p.m.

The CCT Manager has announced on 26 June 2006 that the cumulative distribution will be for the period from 1 January 2006 to the day immediately preceding the date on which New Units are issued under the equity fund raising. It is expected that the quantum of the distribution per existing unit will be between 4.58 cents and 4.63 cents, and no less than 4.58 cents. The actual quantum of the distribution per existing unit under the Cumulative Distribution will be announced after the management accounts of CCT for the relevant period have been finalised. The CCT Manager expects to make payment of the Cumulative Distribution on or about 26 September 2006.

About CapitaCommercial Trust (www.cct.com.sg)

CCT is Singapore's first commercial property trust with a market capitalisation of $1.6 billion based on the closing price of $1.73 per unit on 14 August 2006. It aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$2.3 billion portfolio of eight prime properties in Singapore and an office asset in Kuala Lumpur, Malaysia. The properties are Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park in Singapore, and Wisma Technip in Malaysia.

CCT is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Issued by :
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

Media Contact	**Analyst & Investor Contact**
Julie Ong DID: (65) 6823 3541 Mobile: (65) 97340122 Email: julie.ong@capitaland.com.sg	Ho Mei Peng DID: (65) 6826 5586 Email: ho.meipeng@capitaland.com.sg

Important Notice

This release may contain forward-looking statements that involve, assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy or property rental income, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the CCT Manager or any of its affiliates. An investment in units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the CCT Manager to redeem or purchase their units while the units are listed. It is intended that Unitholders may only deal in their units through trading on the SGX-ST. Listing of the units on the SGX-ST does not guarantee a liquid market for the units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

This release is not provided to and should not be read by any person other than Singapore residents reading this information within the Republic of Singapore. The information in this release must not be published outside the Republic of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

Nothing in this release constitutes an offer of securities for sale in the United States or any other jurisdiction where it is unlawful to do so. Neither this release nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States, Japan or Canada. The New Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and the New Units may not be offered or sold within the U.S. or to, or for the account or benefit of, U.S. persons (as defined in regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act. This release may not be forwarded or distributed to any other person and may not be reproduced in any manner whatsoever. Any forwarding, distribution or reproduction of this information in whole or in part is unauthorised. Failure to comply with this directive may result in a violation of the Securities Act or the applicable laws of other jurisdictions.

This release is for information purposes only and does not constitute or form part of an offer, solicitation or invitation of any offer, to buy or subscribe for any securities, nor should it or any part of it form the basis of, or be relied in any connection with, any contract or commitment whatsoever. Any decision to purchase or subscribe for New Units should be made solely on the basis of information contained in the CCT Circular dated 15 August 2006 and no reliance should be placed on any information other than that contained in such circular. If you have gained access to this information contrary to any of the foregoing restrictions, you are not authorised and will not be able to purchase any of the securities described therein.

Appendix 1

ATM Offering

Important Dates and Time

Opens on	17 August 2006, 12 p.m. on "first-come, first-served" basis
Closes on	25 August 2006, 5.00 p.m. (subject to early closure, at the discretion of the CCT Manager (in consultation with the Joint Lead Managers) in the event that the New Units under the ATM Offering are fully taken up earlier)

DBS/POSB ATM Electronic Application Steps


Enter your PIN
Select "CASHCARD & MORE SERVICES"
Select "ESA-IPO SHARE/INVESTMENTS"
Select "ELECTRONIC SECURITY APPLN (IPOS/BOND/ST-NOTES/SECURITIES"
Select "CCT FCFS"

Preferential Offering

Important Dates and Time

Acceptance via:	**Acceptance Form / PAL**	**ATMs**
Opens on	17 August 2006, 9.00 a.m.	17 August 2006, 9.00 a.m.
Closes on	25 August 2006, 4.45 p.m.	25 August 2006, 9.30 p.m.

1. Steps for Electronic Acceptance through DBS Bank Ltd (including POSB) ATMs


Enter your PIN
Select "CASHCARD & MORE SERVICES"
Select "ESA-IPO SHARE/INVESTMENTS"
Select "RIGHTS APPLN"
Select "CAPITACOMM PREF"

2. Steps for Electronic Acceptance through OCBC ATMs


Enter your PIN
Select "OTHER SERVICES"
Select "SHARE"
Select "RIGHTS APPLN"
Select "CAPITACOMM PREF"

3. Steps for Electronic Acceptance through UOB Group ATMs


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Select "OTHER TRANS"
Select "RIGHTS/WARRANTS APPLN"
Select "CAPITACOMM PREF"

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	17-Aug-2006 12:49:12
Announcement No.	00015

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "Offer and placement of up to 479,039,958 new units in CapitaCommercial Trust to raise approximately S$803.2 million"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCTannc.Close.of.ATM.Offering.Full.Take.Up.17Aug06.pdf Total size = **207K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

OFFER AND PLACEMENT OF UP TO 479,039,958 NEW UNITS ("NEW UNITS") IN CAPITACOMMERCIAL TRUST ("CCT") TO RAISE APPROXIMATELY S$803.2 MILLION BY WAY OF:

(I) A NON-RENOUNCEABLE PREFERENTIAL OFFERING OF 89,500,008 NEW UNITS AT AN ISSUE PRICE OF S$1.665 PER NEW UNIT TO SINGAPORE REGISTERED UNITHOLDERS (AS DEFINED IN THE CCT CIRCULAR DATED 15 AUGUST 2006 (THE "CIRCULAR")) OF ONE NEW UNIT FOR EVERY 10 EXISTING UNITS IN CCT ("UNITS") HELD AS AT 5.00 P.M. ON 11 AUGUST 2006, FRACTIONS OF A UNIT TO BE DISREGARDED AND SUBJECT TO THE ROUNDING MECHANISM AS DESCRIBED IN THE CIRCULAR (THE "PREFERENTIAL OFFERING");

(II) AN OFFERING OF 15,000,000 NEW UNITS AT AN ISSUE PRICE OF S$1.68 PER NEW UNIT (THE "ATM AND PLACEMENT ISSUE PRICE") TO RETAIL INVESTORS IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES OF DBS BANK LTD (INCLUDING POSB) ("ATMs") ON A "FIRST-COME, FIRST-SERVED" BASIS (THE "ATM OFFERING"); AND

(III) A PRIVATE PLACEMENT OF UP TO 374,539,950 NEW UNITS AT THE ATM AND PLACEMENT ISSUE PRICE TO INSTITUTIONAL AND OTHER INVESTORS,

(THE "EQUITY FUND RAISING").

Close of ATM Offering

CapitaCommercial Trust Management Limited, as manager of CCT (the "**Manager**"), is pleased to announce that all 15,000,000 New Units under the ATM Offering have been fully taken up within 5 minutes of its opening at 12.00 p.m. today. Accordingly, the ATM Offering is now closed.

Singapore Registered Unitholders may continue to accept their provisional allocations of New Units under the Preferential Offering until **4.45 p.m.** (for acceptance effected through an Acceptance Form (as defined in the Circular) or a PAL (as defined in the Circular)) or **9.30 p.m.** (for acceptances effected through an ATM of a Participating Bank (as defined in the Circular)) on **25 August 2006**.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
17 August 2006

Important Notice

This Announcement is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units.

The Circular is available upon request and a copy may be obtained, until 25 August 2006, from The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**"), which is located at 21 Collyer Quay, Main Branch, HSBC Building, Singapore 049320, and UBS AG, acting through its business group, UBS Investment Bank ("**UBS**"), which is located at 5 Temasek Boulevard, #18-00 Suntec Tower Five, Singapore 038985. This Announcement is qualified in its entirety by, and should be read in conjunction with the full text of the Circular. Words and expressions not defined in this Announcement have the same meaning as defined in the Circular unless the context requires otherwise.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CCT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT. Investors should read the whole of the Circular before deciding to accept or purchase the New Units.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to CCT or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the Units.

Nothing in this Announcement constitutes an offer of securities for sale in the United States. Neither this Announcement nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "**Securities Act**")). The New Units have not been and will not be registered under the Securities Act and, accordingly may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act.

The distribution of this Announcement and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, HSBC and UBS to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CCT.


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(I) FINE DAY PTE. LTD.
(II) MONTANA PTE. LTD.
(III) CAPITALAND (RCS) PROPERTY MANAGEMENT PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Singapore:

(I)	Name	:	Fine Day Pte. Ltd.
	Principal Activity	:	Investment Holding
	Share Capital	:	S$1 comprising 1 ordinary share
(II)	Name	:	Montana Pte. Ltd.
	Principal Activity	:	Investment Holding
	Share Capital	:	S$1 comprising 1 ordinary share
(III)	Name	:	CapitaLand (RCS) Property Management Pte. Ltd.
	Principal Activity	:	Property Management
	Share Capital	:	S$10 comprising 10 ordinary shares

None of the Directors or controlling shareholders of CapitaLand has any interest direct or indirect in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
18 August 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Aug-2006 07:23:10
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiaries, CapitaCommercial Trust Management Limited and CapitaMall Trust Management Limited – "Raffles City's Potential Asset Enhancement Plans"
Description	CapitaLand Limited's subsidiaries, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust; and CapitaMall Trust Management Limited, the manager of CapitaMall Trust, have today issued announcements on the above matter, as attached for information.
Attachments:	CCTML.annc.21Aug06.pdf CMTML.annc.21Aug06.pdf Total size = **94K** (2048K size limit recommended)



(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

RAFFLES CITY'S POTENTIAL ASSET ENHANCEMENT PLANS

CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust ("**CCT**", and manager of CCT, the "**Manager**"), and CapitaMall Trust Management Limited, as manager of CapitaMall Trust ("**CMT**"), are pleased to announce that they have jointly developed an asset enhancement plan for Raffles City, a prime integrated development located in the Downtown Core of Singapore, which can potentially increase its retail Net Lettable Area ("**NLA**") by between 150,000 and 200,000 square feet ("**sq ft**") from the current 356,000 sq ft to between 500,000 and 550,000 sq ft. The plan to increase the retail NLA is intended to be executed through the reconfiguration and optimisation of space, by shifting lower yielding space to higher yielding space, and is expected to deliver a return of investment of approximately between 20% and 29% on an ungeared basis.

RCS Trust, an unlisted special purpose sub-trust of which CCT owns an interest of 60% and CMT owns an interest of 40%, is presently in the process of acquiring Raffles City, and the completion of the acquisition of Raffles City is expected to take place on or about 1 September 2006.

Raffles City is strategically located adjacent to and is directly connected to City Hall Mass Rapid Transit ("**MRT**") station, one of Singapore's four major MRT interchanges. On a monthly basis, an estimated 2.2 million people visit Raffles City Shopping Centre, the retail component of Raffles City. In addition, Raffles City sits on a large footprint with a land area of 331,700 sq ft. These attributes support the potential expansion of Raffles City Shopping Centre and the increase of its retail NLA.

The additional retail NLA of between 150,000 and 200,000 sq ft can be used to further strengthen the retail offering on Basement 1 of Raffles City and create two additional levels of retail space in Basements 2 and 3 of Raffles City. The creation of the additional two levels of retail space is ideal particularly when Basement 2 is intended to have direct connectivity to the proposed Esplanade MRT station on the Circle Line MRT system, which is expected to be fully operational by 2010. In addition, there is the possibility of constructing a link which could provide direct access from the City Hall MRT station to either Basement 2 or Basement 3 of Raffles City. When these direct links are completed, the value of the retail NLA in Basements 2 and 3 will be further enhanced.

The estimated net increase in rent in respect of the increased retail NLA, of between 150,000 to 200,000 sq ft, is expected to range between S$10.00 to S$15.00 per sq ft per month. This will then translate to a net increase in gross rental income of approximately S$18 million to S$36 million per annum. Assuming an operating margin of 70%, the estimated increase in net property income ("**NPI**") of Raffles City is expected to range from approximately S$12.6 million to S$25.2 million per annum. With an estimated capital expenditure of between S$64 million to S$86 million, the expected ungeared return on investment is approximately between 20% and 29%.

The creation of the retail space can be executed through the reconfiguration and optimisation of space by shifting lower yielding space to higher yielding space. Based on the projected NPI for the financial year 2007[1], the hotel and convention centre lease, which occupies about 70% of the total Gross Floor Area ("**GFA**") of Raffles City, is expected to contribute only approximately 40% of the total NPI. The retail component however takes up only 15% of the total GFA of Raffles City, but is expected to contribute 43% of the total NPI. The required additional retail GFA can be derived from either hotel commercial GFA, office GFA or other commercial GFA. These could include areas used for back-of-house functions, hotel lobbies, convention centre space, food and beverage outlets and mechanical and electrical plant rooms. Subject to regulatory approvals and agreement with relevant parties, these commercial GFA may be converted for retail usage.

Also, where car park lots in the basements of Raffles City have to make way for the creation of new retail space, plans will be put in place to relocate the car parking facilities to an alternative location within Raffles City, while maintaining the same number of lots to ensure that shoppers' parking needs will not be compromised.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
21 August 2006

Important Notice

Any plans for the enhancement of Raffles City as described above are subject to known and unknown risks, uncertainties and other factors which may lead to any of such asset enhancement works and/or their outcomes being materially different from the original projections or plans. There is no assurance that such asset enhancement works would be completed successfully (or at all) or that they would produce the desired or intended results (or any results at all). If the asset enhancement works are not completed successfully or do not produce the desired or intended results, this may have an adverse effect on the gross rental income of Raffles City and in turn, the level of future distributions made to holders of units in CCT ("**Units**" and holders of Units, "**Unitholders**").

This Announcement is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

---

[1] Based on the projection for the financial year ending 31 December 2007, together with the accompanying assumptions, in the CCT Circular dated 15 August 2006.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Nothing in this Announcement constitutes an offer of securities for sale in the United States. Neither this Announcement nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "**Securities Act**")). Units have not been and will not be registered under the Securities Act and, accordingly may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CCT.


CapitaMall
Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 29 October 2001 (as amended))

RAFFLES CITY'S POTENTIAL ASSET ENHANCEMENT PLANS

CapitaMall Trust Management Limited, as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), and CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust ("**CCT**"), are pleased to announce that they have jointly developed an asset enhancement plan for Raffles City, a prime integrated development located in the Downtown Core of Singapore, which can potentially increase its retail Net Lettable Area ("**NLA**") by between 150,000 and 200,000 square feet ("**sq ft**") from the current 356,000 sq ft to between 500,000 and 550,000 sq ft. The plan to increase the retail NLA is intended to be executed through the reconfiguration and optimisation of space, by shifting lower yielding space to higher yielding space, and is expected to deliver a return of investment of approximately between 20% to 29% on an ungeared basis.

RCS Trust, an unlisted special purpose sub-trust of which CMT owns an interest of 40% and CCT owns an interest of 60%, is presently in the process of acquiring Raffles City, and the completion of the acquisition of Raffles City is expected to take place on or about 1 September 2006.

Raffles City is strategically located adjacent to and is directly connected to City Hall Mass Rapid Transit ("**MRT**") station, one of Singapore's four major MRT interchanges. On a monthly basis, an estimated 2.2 million people visit Raffles City Shopping Centre, the retail component of Raffles City. In addition, Raffles City sits on a large footprint with a land area of 331,700 sq ft. These attributes support the potential expansion of Raffles City Shopping Centre and the increase of its retail NLA.

The additional retail NLA of between 150,000 and 200,000 sq ft can be used to further strengthen the retail offering on Basement 1 of Raffles City and create two additional levels of retail space in Basements 2 and 3 of Raffles City. The creation of the additional two levels of retail space is ideal particularly when Basement 2 is intended to have direct connectivity to the proposed Esplanade MRT station on the Circle Line MRT system, which is expected to be fully operational by 2010. In addition, there is the possibility of constructing a link which could provide direct access from the City Hall MRT station to either Basement 2 or Basement 3 of Raffles City. When these direct links are completed, the value of the retail NLA in Basements 2 and 3 will be further enhanced.

The estimated net increase in rent in respect of the increased retail NLA, of between 150,000 to 200,000 sq ft, is expected to range between S$10.00 to S$15.00 per sq ft per month. This will then translate to a net increase in gross rental income of approximately S$18 million to S$36 million per annum. Assuming an operating margin of 70%, the estimated increase in net property income ("**NPI**") of Raffles City is expected to range from approximately S$12.6 million to S$25.2 million per annum. With an estimated capital expenditure of between S$64 million to S$86 million, the expected ungeared return on investment is approximately between 20% and 29%.

The creation of the retail space can be executed through the reconfiguration and optimisation of space by shifting lower yielding space to higher yielding space. Based on the projected NPI for the financial year 2007[1], the hotel and convention centre lease, which occupies about 70% of the total Gross Floor Area ("**GFA**") of Raffles City, is expected to contribute only approximately 40% of the total NPI. The retail component however takes up only 15% of the total GFA of Raffles City, but is expected to contribute 43% of the total NPI. The required additional retail GFA can be derived from either hotel commercial GFA, office GFA or other commercial GFA. These could include areas used for back-of-house functions, hotel lobbies, convention centre space, food and beverage outlets and mechanical and electrical plant rooms. Subject to regulatory approvals and agreement with relevant parties, these commercial GFA may be converted for retail usage.

Also, where car park lots in the basements of Raffles City have to make way for the creation of new retail space, plans will be put in place to relocate the car parking facilities to an alternative location within Raffles City, while maintaining the same number of lots to ensure that shoppers' parking needs will not be compromised.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
21 August 2006

Important Notice

Any plans for the enhancement of Raffles City as described above are subject to known and unknown risks, uncertainties and other factors which may lead to any of such asset enhancement works and/or their outcomes being materially different from the original projections or plans. There is no assurance that such asset enhancement works would be completed successfully (or at all) or that they would produce the desired or intended results (or any results at all). If the asset enhancement works are not completed successfully or do not produce the desired or intended results, this may have an adverse effect on the gross rental income of Raffles City and in turn, the level of future distributions made to holders of units in CMT ("**Units**" and holders of Units, "**Unitholders**").

This Announcement is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

[1] Based on the projection for the financial year ending 31 December 2007, together with the accompanying assumptions, in the CMT Unitholders' Circular dated 26 June 2006.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

Nothing in this Announcement constitutes an offer of securities for sale in the United States. Neither this Announcement nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "**Securities Act**")). Units have not been and will not be registered under the Securities Act and, accordingly may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CMT.



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(I) BECAN LIMITED
(II) CAPITALAND (GCC) PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Singapore:

(I)	Name	:	Becan Limited
	Principal Activities	:	1) Property Fund Management and Investment 2) Advisory Services in Properties Securities and Assets
	Share Capital	:	S$2 comprising 2 ordinary shares
(II)	Name	:	CapitaLand (GCC) Pte. Ltd.
	Principal Activity	:	Investment Holding
	Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
23 August 2006

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Aug-2006 18:13:21
Announcement No.	00071

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and News Release by CapitaLand Limited's subsidiary, The Ascott Group Limited – "(A) Ascott signs Master Development Agreement and Joint Venture Agreement with Rattha Holding Company Private Limited and (B) Ascott to acquire and develop seven serviced residences in South India"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and news release on the above matters, as attached for information.
Attachments:	Ascottannc.24Aug2006.pdf Ascottnewsrelease.24Aug2006.pdf Total size = **358K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg No. 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

ASCOTT SIGNS MASTER DEVELOPMENT AGREEMENT AND JOINT VENTURE AGREEMENT WITH RATTHA HOLDING COMPANY PRIVATE LIMITED

The Board of Directors of The Ascott Group Limited (the "**Company**") wishes to announce that its wholly owned subsidiary, Ascott International Management Pte. Ltd. ("**AIM**") has signed a Master Development Agreement ("**MDA**") and a Joint Venture Agreement ("**JVA**") with Rattha Holding Company Private Limited ("**RHC**"), a company duly established and existing in India.

RHC, the property development arm of the ROVERCO Group of companies in India, is engaged primarily in the business of commercial development and intends to diversify into the business of hospitality development.

MASTER DEVELOPMENT AGREEMENT

Under the terms of the MDA, AIM or its affiliates and RHC shall collaborate to develop 7 serviced residences by 2010 in 4 southern states of India, namely Tamil Nadu, Andhra Pradesh, Karnataka and Maharashtra (excluding Mumbai). AIM or its affiliates shall partly own the first four properties through joint venture companies to be set up with RHC. For the other 3 properties, AIM or its affiliates retain the option, but have no obligation, to participate in the ownership.

The Ascott Group has granted RHC exclusive rights in these 4 Indian states for a period of 5 years to develop these properties under either the "SOMERSET" or "CITADINES" brand subject to RHC complying with certain conditions.

Under the terms of the MDA, AIM or its affiliates will provide know-how and technical advisory services during the project construction and pre-opening stage of the serviced residences. AIM or its affiliates will be appointed to manage, on an exclusive basis, the serviced residences in these 4 Indian states for a term of 10 years with an option to renew for a further 10-year term.

JOINT VENTURE AGREEMENT

Under the terms of the MDA, AIM or its affiliates will acquire a 40% interest in a joint venture company to be incorporated in India ("**JV Co**"), for the development of its first serviced residence in Chennai, India. The property will be known as Somerset Greenways, Chennai.

The JV Co will have a total issued share capital of Indian Rupees 10,000,000 (equivalent to about SGD 340,000) comprising 1,000,000 shares of Indian Rupees 10 each. Subject to the conditions precedent in the JVA, RHC or its affiliates will transfer 40% of its stake in the JV Co to AIM or its affiliates within 15 business days after the fulfillment of the conditions precedent ("**Completion**") for a total consideration of Indian Rupees 336,000,000 (equivalent to about SGD 11,424,000) (i.e. at a price per share of Indian Rupees 840). The said consideration is arrived at on a willing buyer-willing seller basis, and shall be fully satisfied in cash by AIM or its affiliates on Completion.

RATIONALE

The aforesaid transactions are part of the Company's on-going strategy to capitalize on opportunities in key high-growth emerging markets, in this instance in India's serviced residence market, by leveraging on the strengths of the "Somerset" and "Citadines" brands and their operational models.

FINANCIAL EFFECTS

The aforesaid transactions are not expected to have a material impact on the Group's net tangible assets and earnings per share for the financial year ending 31 December 2006.

INTERESTS OF DIRECTORS AND CONTROLLING SHAREHOLDERS

None of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
24 August 2006

Note: An exchange rate of INR 1: SGD0.034 is used for this Announcement.


THE
ASCOTT
GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

NEWS RELEASE

ASCOTT TO ACQUIRE AND DEVELOP SEVEN SERVICED RESIDENCES IN SOUTH INDIA

Total investment from Ascott and Rattha estimated to be INR 1,000 crore (US$220 million)

Singapore, 24 August 2006 – The Ascott Group (Ascott) has signed a master development agreement with The Rattha Group (Rattha) to acquire and develop seven properties in four southern states in India by 2010. Under the agreement, Ascott will also manage the properties for a period of 10 years with an option to renew the management contract for another 10 years.

The total investment from Ascott and Rattha for the seven properties is estimated to be INR 1,000 crore (US$220 million). These seven properties will have a total of at least 1,000 units. This will form a part of Ascott's overall target to achieve 2,000 units in India by 2010.

The four southern states in the joint venture agreement include Tamil Nadu, Andhra Pradesh, Karnataka and Maharashtra. Ascott will focus on cities including Chennai, Hyderabad and Bangalore. As part of this master development agreement, the two companies have also signed a joint venture agreement to acquire the first serviced residence in Chennai.

Mr Lim Chin Beng, Ascott's Chairman said; "India is ranked alongside China as two of the world's most attractive investment destinations. There is significant growth potential for the serviced apartment industry in India. As more international corporations enter or expand in India, there is a rising demand for extended-stay accommodation from inter-city business travellers and expatriates. Given the shortage of good quality accommodation in India, Ascott's presence is timely; its three brands of quality serviced residences - Ascott, Somerset and Citadines cater to various segments of travellers."

Mr Liew Mun Leong, Ascott's Deputy Chairman, and President and CEO of its parent company CapitaLand Group said; "Ascott's foray into the secondary cities of India is an extension of CapitaLand Group's activities to tap on the fast-growing Indian economy. The new serviced residences will complement our growing presence in India's residential and retail mall sectors. With the master development agreement, Ascott will be able to quickly expand its footprint in south India by adding at least 1,000 units by 2010. Ascott will also be looking at other potential partnerships to further expand its presence in India into gateway cities including New Delhi and Mumbai. Our target is to have at least 2,000 units in the whole of India by 2010."

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

Mr Cameron Ong, Ascott's Managing Director and CEO said; "Our strategy for India is to capitalise on opportunities in key high-growth emerging markets, while we set up a foothold in key gateway cities. We have chosen Chennai as there is strong potential demand for quality accommodation and no serviced residence of international standards in the city. Chennai, popularly known as the 'gateway to south India', offers one of the best infrastructures in India. With our entry into India, we have further boosted our presence in Asia and expanded our global footprint to 44 cities in 18 countries."

Somerset Greenways, Chennai
Ascott will acquire a 40% stake in its first serviced residence in India through a joint venture with Rattha. The property, to be named Somerset Greenways, Chennai, is targeted to be opened in the first half of 2008. It is currently being built and will have approximately 210 units comprising studio, one and two-bedroom units.

The property is in the MRC Nagar area, a 10-minute drive to the central business district where multinational banks, financial and insurance companies are located. It is also a 10-minute drive to the Information Technology Corridor which houses many international and local technology companies.

About The Rattha Group

The Rattha Group is in the field of exports, infrastructure development and leasing. It is now diversifying into the hospitality industry through its joint venture with The Ascott Group. The Rattha Group has been in the field of exports from India for almost two decades and has major presence in the European and American markets. The infrastructure arm of the Group has successfully bid, developed and delivered for world leaders in information technology like Accenture and Satyam. Projects measuring close to 2 million square feet are being delivered and projects in the pipeline for about 4 million square feet to be completed over the next three years. The Group has acquired land banks in the metro cities to facilitate its large scale expansion plans in the hospitality sector.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with close to 17,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf Region.

The Group operates three brands – The Ascott, Somerset and Citadines in 44 cities in 18 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Xi'an, Hong Kong, and Chennai in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand as well as Dubai in the Gulf Region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group

boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally; it has clinched numerous prestigious awards including the 'Most Outstanding International Brand' award from Apartment Living magazine in Thailand, '2006 Korea Top Brand' award by Seoul Economy newspaper, Korea Herald's 'Readers' Best Brand Awards 2006', '2006 Best Company & CEO' award from the Herald Business in Korea, the 'Best Serviced Residence Brand' award by Lifestyle + Travel magazine in Thailand, the 'Innovative Capital Venture' award at the 2006 China Hotel Investment Summit, 2006 'China's Top 100 Serviced Apartments' award, Korea Times' 'Best International Serviced Residence Brand' award, the 'Highly Commended Deluxe Accommodation' award at the 2005 Tasmanian Tourism Awards, 'Best Accommodation' at the 2005 World Travel Awards, TTG Asia Media's 2005 'Best Serviced Residence Operator' award, and the Business Traveller Asia Pacific's 2005 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 18 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Manager, Corporate Communications
Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(I) CAPITARETAIL CHINA INVESTMENTS (B) ALPHA PTE. LTD.
(II) CAPITARETAIL CHINA INVESTMENTS (B) BETA PTE. LTD.
(III) CAPITARETAIL CHINA INVESTMENTS (B) GAMMA PTE. LTD.
(IV) INTEGRATED NIXON INVESTMENTS LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries:

(I)	Name	:	CapitaRetail China Investments (B) Alpha Pte. Ltd.
	Principal Activity	:	Investment Holding
	Issued Share Capital	:	1 common share of US$1
	Place of Incorporation	:	Barbados
(II)	Name	:	CapitaRetail China Investments (B) Beta Pte. Ltd.
	Principal Activity	:	Investment Holding
	Issued Share Capital	:	1 common share of US$1
	Place of Incorporation	:	Barbados
(III)	Name	:	CapitaRetail China Investments (B) Gamma Pte. Ltd.
	Principal Activity	:	Investment Holding
	Issued Share Capital	:	1 common share of US$1
	Place of Incorporation	:	Barbados
(IV)	Name	:	Integrated Nixon Investments Limited
	Principal Activity	:	Investment Holding
	Issued and Paid-Up Share Capital	:	US$1 comprising 1 ordinary share
	Place of Incorporation	:	British Virgin Islands

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
28 August 2006



CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF ACQUISITION OF SHARES IN NINE PROJECT COMPANIES IN CHINA

Further to its announcements of 8 July 2005 and 25 January 2006, CapitaLand Limited ("CapitaLand") is pleased to announce that its indirect wholly-owned subsidiary, CapitaRetail China Developments (B) Pte. Ltd., has completed its acquisition of 65% of the equity stake in each of the following project companies:

(i) Kunshan SZITIC Commercial Property Co., Ltd. (昆山深国投商用置业有限公司);
(ii) Foshan City SZITIC Commercial Property Co., Ltd. (佛山市深国投商用置业有限公司);
(iii) Zibo SZITIC Commercial Property Co., Ltd. (淄博深国投商用置业有限公司);
(iv) Yangzhou SZITIC Commercial Property Co., Ltd. (扬州深国投商用置业有限公司)
(v) Dongguan City SZITIC Commercial Property Co., Ltd. (东莞市深国投商用置业有限公司);
(vi) Huizhou City SZITIC Commercial Property Co., Ltd. (惠州市深国投商用置业有限公司);
(vii) Zhanjiang City SZITIC Commercial Property Co., Ltd. (湛江市深国投商用置业有限公司);
(viii) Yibin SZITIC Commercial Property Co., Ltd. (宜宾深国投商用置业有限公司); and
(ix) Quanzhou SZITIC Commercial Property Co., Ltd. (泉州深国投商用置业有限公司);

(collectively, the "Project Companies").

The remaining 35% equity stake in each of the Project Companies is held by SZITIC Commercial Property Co., Ltd. (深国投商用置业有限公司), a party unrelated to CapitaLand Group. Accordingly, the Project Companies are now indirect subsidiaries of CapitaLand.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
28 August 2006


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

STRIKING-OFF OF DORMANT INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND BOND LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Bond Limited ("CBL"), dormant since its incorporation, had upon its application and as subsequently notified in the Government Gazette notification dated 25 August 2006, been struck off the Register of Companies pursuant to Section 344(4) of the Companies Act, Cap. 50, with effect from 28 July 2006.

The above striking-off of CBL is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
28 August 2006



Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	29-Aug-2006 12:35:10
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "Offer and placement of between 172,845,000 and 179,821,000 new units in CapitaMall Trust"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTannc.Launch.of.EFR.29Aug06.pdf Total size = **109K** (2048K size limit recommended)

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CapitaMall
Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

OFFER AND PLACEMENT OF BETWEEN 172,845,000 AND 179,821,000 NEW UNITS ("NEW UNITS") IN CAPITAMALL TRUST ("CMT") AT AN ISSUE PRICE OF BETWEEN S$2.23 AND S$2.32 PER NEW UNIT ("ISSUE PRICE") SO AS TO RAISE AGGREGATE GROSS PROCEEDS OF S$401.0 MILLION BY WAY OF:

(I) AN OFFERING (THE "ATM OFFERING") OF BETWEEN 8,621,000 AND 8,969,000 NEW UNITS TO RETAIL INVESTORS IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES ("ATMS") OF DBS BANK LTD (INCLUDING POSB) ON A "FIRST-COME, FIRST-SERVED" BASIS SO AS TO RAISE GROSS PROCEEDS OF S$20.0 MILLION, SUBJECT TO AN INCREASE OF UP TO AN ADDITIONAL S$10.0 MILLION WITH A CORRESPONDING DECREASE IN THE NUMBER OF NEW UNITS UNDER THE PRIVATE PLACEMENT (AS DEFINED HEREIN) WHICH ARE SUBJECT TO THE CRTL UNDERTAKING (AS DEFINED HEREIN); AND

(II) A PLACEMENT OF BETWEEN 164,224,000 AND 170,852,000 NEW UNITS TO INSTITUTIONAL AND OTHER INVESTORS SO AS TO RAISE GROSS PROCEEDS OF S$381.0 MILLION (THE "PRIVATE PLACEMENT"),

(THE "EQUITY FUND RAISING").

Introduction

CapitaMall Trust Management Limited, as manager of CMT (the "**Manager**"), is issuing between 172,845,000 and 179,821,000 New Units so as to raise aggregate gross proceeds of S$401.0 million, in order to part finance CMT's acquisition of a 40.0 per cent. interest in Raffles City, with the balance of the proceeds to be used for CMT's working capital purposes.

DBS Bank Ltd ("**DBS**") and UBS AG, acting through its business group, UBS Investment Bank ("**UBS**" and together with DBS, the "**Joint Lead Managers**"), have been appointed as the joint lead managers for the Equity Fund Raising and underwriters for the Private Placement (save for the New Units under the Private Placement which are to be subscribed for by CapitaLand Retail Limited ("**CRTL**") and/or its subsidiaries pursuant to an undertaking given by CRTL to the Manager, HSBC Institutional Trust Services (Singapore) Limited, as trustee of CMT (the "**CMT Trustee**"), and the Joint Lead Managers, the details of which are set out below (the "**CRTL Undertaking**")).

The Issue Price will be determined by the Joint Lead Managers, with the agreement of the Manager, within the range mentioned above, after an accelerated book-building process, and will be announced by the Manager thereafter. Such announcement will be made prior to the commencement of the ATM Offering.

The ATM Offering

The ATM Offering is made to retail investors in Singapore. Anyone wishing to purchase the New Units under the ATM Offering will need to make an application in the manner set out in the offer information statement ("**Offer Information Statement**") and wrap-around document of CMT dated 29 August 2006 (together with the Offer Information Statement, the "**Circular**") lodged with the Monetary Authority of Singapore. A copy of the Circular is available on the website of CMT at <www.capitamall.com>.

Key information on the ATM Offering is summarised below:

- Only for DBS (including POSB) ATM cardholders.
- On a "first-come, first-served" basis.
- At the Issue Price of between S$2.23 and S$2.32 per New Unit. The actual Issue Price will be announced by the Manager prior to the commencement of the ATM Offering.
- Applicants may use cash and/or Central Provident Fund Investible Savings (the "**CPF Funds**"). An investor applying for only 1,000 New Units can use either cash or CPF Funds, but not both.
- Minimum number of New Units per application: 1,000 New Units (investors may also apply for larger numbers of New Units in integral multiples of 1,000).
- Maximum number of New Units per application: 200,000 New Units.
- Only one application may be made for the benefit of one person for the New Units under the ATM Offering. Multiple applications will be rejected.
- Any references to "Prospectus" and "Shares" on the ATM screens of DBS (including POSB) will be references to the Circular and the New Units, respectively.

The ATM Offering	Date	Time
Opens	30 August 2006	12.00 p.m.
Closes	30 August 2006 (subject to early closure, at the discretion of the Joint Lead Managers (in consultation with the Manager) in the event that the New Units under the ATM Offering are fully taken up earlier)	5.00 p.m.

The Private Placement

Certain Substantial Unitholders[1]

As set out in the circular dated 26 June 2006 issued by the Manager to Unitholders, the Manager has earlier obtained a waiver from Singapore Exchange Securities Trading Limited (the "**SGX-ST**") from the requirements under Rule 812(1) of the Listing Manual of the SGX-ST (the "**Listing Manual**") for the placement of New Units under the Private Placement to the following Substantial Unitholders, up to such number of New Units necessary to maintain their respective pre-placement unitholdings, in percentage terms, in CMT:

(i) CapitaLand Limited ("**CapitaLand**") and its subsidiaries (together with CapitaLand, the "**CapitaLand Group**");

(ii) The Capital Group of Companies, Inc.; and

(iii) the Fairprice Group[2].

Non-CapitaLand TLCs

The Manager has also obtained a waiver from the SGX-ST from the requirements under Rule 812(1) of the Listing Manual in relation to the allotment of New Units to companies within the Temasek group of companies ("**Non-CapitaLand TLCs**"), including companies in which Temasek Holdings (Private) Limited ("**Temasek**") has an aggregate interest of at least 10.0 per cent. but excluding Temasek, CapitaLand and the subsidiaries and associated companies of CapitaLand (including the real estate investment trusts or other funds managed by the subsidiaries and associated companies of CapitaLand) under the Private Placement, subject to (i) the Manager's certification that it is independent of the Non-CapitaLand TLCs, and (ii) disclosure via SGXNET of the rationale for the placement of New Units to the Non-CapitaLand TLCs under the Private Placement.

This waiver was obtained on the basis that the charter of Temasek provides that while it will provide strategic directions to the companies in which it has an interest, it does not involve itself in the day-to-day operational and commercial decisions of such companies, and that some of the Non-CapitaLand TLCs are listed companies and would therefore have to consider the interest of all its shareholders, not only that of its major shareholders.

Directors of the Manager and their immediate family members

At the extraordinary general meeting of Unitholders held on 13 July 2006, approval was granted for the placement of New Units under the Private Placement to the directors of the Manager and their immediate family members who hold Units, up to such number of New Units necessary to maintain their pre-placement unitholdings, in percentage terms, in CMT.

---

1 A "**Substantial Unitholder**" is a unitholder of CMT (the "**Unitholder**") with an interest of not less than 5.0 per cent. of all Units in issue.

2 The interest of NTUC Fairprice Co-operative Limited ("**Fairprice**") in the Units comprises a direct interest in 71,070,000 Units and a deemed interest in 25,330,000 Units held by a wholly owned subsidiary, Alphaplus Investments Pte. Ltd. (together, the "**Fairprice Group**").

CRTL Undertaking

As at 22 August 2006, being the latest practicable date prior to the lodgment of the Offer Information Statement (the "**Latest Practicable Date**"), CapitaLand, through its wholly owned subsidiaries, being Albert Complex Pte Ltd ("**ACPL**"), Pyramex Investments Pte Ltd ("**PIPL**"), Premier Healthcare Services International Pte Ltd ("**PHSIPL**") and CapitaMall Trust Management Limited, holds an aggregate indirect interest in 470,041,849 Units, which is equivalent to approximately 34.0 per cent. of the total number of Units in issue as at the Latest Practicable Date ("**Existing Units**").

To show its commitment to CMT, CRTL, which owns 100.0 per cent. of ACPL, PIPL and PHSIPL, has given an undertaking to the Manager, the CMT Trustee and the Joint Lead Managers that:

(i) in relation to all of the New Units offered under the ATM Offering which are not taken up, it will directly subscribe, and/or procure its subsidiaries to subscribe, for such New Units at the Issue Price;

(ii) in relation to the Private Placement, it will directly subscribe, and/or procure its subsidiaries to subscribe, at the Issue Price, for such number of New Units which, when aggregated with the New Units offered under the ATM Offering, the CapitaLand Group will need to subscribe for so as to maintain its pre-placement unitholding, in percentage terms, in CMT; and

(iii) in the event that there is strong demand for New Units under the Private Placement (as determined by the Manager in its absolute discretion), CRTL may, but is not obliged to, directly subscribe, and/or procure its subsidiaries to subscribe, for a lesser number of New Units under the Private Placement and (in the event that not all the New Units offered under the ATM Offering are taken up) the ATM Offering so as to satisfy the excess demand under the Private Placement,

The placement of New Units to the CapitaLand Group in the manner described above has been approved at the extraordinary general meeting of Unitholders held on 13 July 2006.

Temporary Stock Counter for the New Units

As the New Units will not be entitled to participate in CMT's distributable income for the period from 1 July 2006 to the day immediately prior to the date of issue of the New Units (the "**Issue Date**"), it is necessary for such New Units to trade under a temporary stock counter, CapitaMall A, separate from the existing CMT stock counter for the Existing Units, for the period commencing from the Issue Date to the last day of "cum-distribution" trading for both the New Units and the Existing Units, in respect of the distribution period from 1 July 2006 to 30 September 2006 (or such other period as may be determined by the Manager). After the last day of "cum-distribution" trading, both the New Units trading on the temporary stock counter and the Existing Units will be aggregated and traded under the existing CMT stock counter on the Main Board of the SGX-ST on the next market day, *i.e.* the first day of "ex-distribution" trading for both the New Units and the Existing Units.

Estimated Distribution Range

The Manager's current estimate of the quantum of the distribution per Existing Unit for the period from 1 July 2006 to 31 August 2006 (being the last day prior to the Issue Date) is between 1.87 cents and 1.95 cents, and no less than 1.87 cents. The Manager's forecast of the quantum of the distribution per Existing Unit for the financial year ending 31 December 2006, in relation to the existing properties in the portfolio of CMT (excluding Raffles City), is 11.07 cents[3].

The abovementioned estimated distribution is provided pursuant to a waiver granted by the SGX-ST of Rule 704(23) of the Listing Manual.

Listing of the New Units

The expected date and time of listing of the New Units on the Main Board of the SGX-ST is Friday, 1 September 2006 at 2.00 p.m.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
29 August 2006

Important Notice

This Announcement is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units.

The Circular is available on the website of CMT at <www.capitamall.com>. This Announcement is qualified in its entirety by, and should be read in conjunction with the full text of the Circular. Words and expressions not defined in this Announcement have the same meaning as defined in the Circular unless the context requires otherwise.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT. Investors should read the whole of the Circular before deciding to accept or purchase the New Units.

---

[3] Based on the forecast, together with the accompanying assumptions, in the Circular.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to CMT or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the Units.

Nothing in this Announcement constitutes an offer of securities for sale in the United States. Neither this Announcement nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "**Securities Act**")). The New Units have not been and will not be registered under the Securities Act and, accordingly may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act.

The distribution of this Announcement and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, DBS and UBS to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CMT.

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Aug-2006 07:33:29
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

Announcement and news release by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "(1) Offer and placement of 174,348,000 new units in CapitaMall Trust at an issue price of S$2.30 per new unit; and (2) CapitaMall Trust's private placement 2.6 times subscribed"

Description

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement and a news release on the above matters, as attached for information.

Attachments:

CMTannc.Determination.of.Issue.Price.30Aug06.pdf

CMT.EFR.Press.Release.30Aug06.pdf

Total size = **197K**
(2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

OFFER AND PLACEMENT OF 174,348,000 NEW UNITS ("NEW UNITS") IN CAPITAMALL TRUST ("CMT") AT AN ISSUE PRICE OF S$2.30 PER NEW UNIT (THE "ISSUE PRICE") SO AS TO RAISE AGGREGATE GROSS PROCEEDS OF S$401.0 MILLION BY WAY OF:

(I) AN OFFERING (THE "ATM OFFERING") OF 8,696,000 NEW UNITS TO RETAIL INVESTORS IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES OF DBS BANK LTD (INCLUDING POSB) ON A "FIRST-COME, FIRST-SERVED" BASIS, SUBJECT TO AN INCREASE OF UP TO AN ADDITIONAL 4,348,000 NEW UNITS WITH A CORRESPONDING DECREASE IN THE NUMBER OF NEW UNITS UNDER THE PRIVATE PLACEMENT (AS DEFINED HEREIN) WHICH ARE SUBJECT TO THE CRTL UNDERTAKING (AS DEFINED IN THE CMT CIRCULAR DATED 29 AUGUST 2006 (THE "CIRCULAR")); AND

(II) A PLACEMENT OF 165,652,000 NEW UNITS TO INSTITUTIONAL AND OTHER INVESTORS (THE "PRIVATE PLACEMENT"),

(THE "EQUITY FUND RAISING").

Close of Book of Orders for Private Placement and Determination of the Issue Price

Further to its earlier announcement dated 29 August 2006 on the launch of the Equity Fund Raising, CapitaMall Trust Management Limited, as manager of CMT (the "**Manager**"), is pleased to announce that due to over-subscription by institutional and other investors, DBS Bank Ltd and UBS AG, acting through its business group, UBS Investment Bank (together, the "**Joint Lead Managers**"), in consultation with the Manager, have decided to close the book of orders for the Private Placement at 6.00 pm last evening.

The Issue Price has been fixed at S$2.30 per New Unit, as determined by the Joint Lead Managers, with the agreement of the Manager, after an accelerated book-building process. At this Issue Price, 8,696,000 New Units are available for subscription under the ATM Offering and 165,652,000 New Units are available for subscription under the Private Placement.

The size of the ATM Offering is subject to an increase of up to an additional 4,348,000 New Units with a corresponding decrease in the number of New Units under the Private Placement which are subject to the CRTL Undertaking.

Assuming that 165,652,000 New Units are available for subscription under the Private Placement, the indications of interest received by the Manager for the New Units at the Issue Price under the Private Placement is approximately 2.6 times the number of New Units available for subscription under the Private Placement.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
30 August 2006

Important Notice

This Announcement is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for units in CMT ("**Units**").

The Circular is available on the website of CMT at <www.capitamall.com>. This Announcement is qualified in its entirety by, and should be read in conjunction with the full text of the Circular. Words and expressions not defined in this Announcement have the same meaning as defined in the Circular unless the context requires otherwise.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT. Investors should read the whole of the Circular before deciding to accept or purchase the New Units.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to CMT or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the Units.

Nothing in this Announcement constitutes an offer of securities for sale in the United States. Neither this Announcement nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "**Securities Act**")). The New Units have not been and will not be registered under the Securities Act and, accordingly may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act.

The distribution of this Announcement and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, DBS Bank Ltd and UBS AG, acting through its business group, UBS Investment Bank, to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF THE SGX-ST: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CMT.



News Release

30 August 2006

For Immediate Release

CapitaMall Trust's Private Placement 2.6 times subscribed

ATM Offering at S$2.30 per New Unit for TODAY ONLY

Forecast yield of 4.9%[1] for 2006 and 5.0%[2] for 2007

All capitalised terms used and not defined herein shall have the same meanings given to them in the CMT Circular dated 29 August 2006.

Singapore, 30 August 2006 – CapitaMall Trust Management Limited ("CMTML"), as the manager of CapitaMall Trust ("CMT"), is pleased to announce that it proposes to issue up to 174.3 million new units in CMT ("New Units") through a Private Placement and an ATM Offering, so as to raise aggregate gross proceeds of S$401.0 million. The equity fund raising exercise is to part-finance CMT's acquisition of a 40.0% interest in Raffles City ("CMT RC Acquisition").

CMTML is also extremely pleased to have received indications of interest of approximately 2.6 times subscription for the 165.7[3] million New Units available for subscription under the Private Placement, at the issue price of S$2.30 per New Unit, as at 6.00 p.m. (Singapore Time) on 29 August 2006. The book-building exercise by the Joint Lead Managers, DBS Bank Ltd ("DBS") and UBS AG, acting through its business group, UBS Investment Bank ("UBS"), had commenced earlier on the same day morning. The total book of demand comprised over 80 quality long-term institutional investors from offshore US, Europe, Australia and Asia.

---

[1] Based on the forecast for the financial period from 1 September 2006 to 31 December 2006, together with the accompanying assumptions, in the CMT Circular dated 29 August 2006.

[2] Based on the forecast for the financial year ending 31 December 2007, together with the accompanying assumptions, in the CMT Circular dated 29 August 2006.

[3] Assuming that up to 165.7 million New Units are available for subscription under the Private Placement.

In view of the overwhelming demand for the Private Placement, the issue price of the New Units under both the Private Placement and ATM Offering could have been fixed at S$2.32 per New Unit, placing it at the top end of the announced price range of between S$2.23 and S$2.32 (both inclusive). CMTML would still have been able to achieve an indication of interest of approximately 2.6 times subscription for the Private Placement. However, CMTML, in consultation with the Joint Lead Managers, decided to fix the issue price of the New Units under both the Private Placement and ATM Offering at a slightly lower issue price of $2.30 per New Unit.

Following the equity fund raising for the CMT RC Acquisition, Unitholders can expect a higher Distribution per Unit of 11.23 cents[4] in 2006 and 11.48 cents[5] in 2007. Based on the issue price of S$2.30 per New Unit, the forecast distribution yield is 4.9%[4] in 2006 and 5.0%[5] in 2007.

Mr Hsuan Owyang, Chairman of CMTML, said, "We are extremely pleased with the strong take-up by local and international institutional investors, particularly those who are fundamentally property-focused, from established REIT markets including Australia, Switzerland, Netherlands and US. The new pool of long-term investors also provides geographical and investor-type diversification benefits, thus further strengthening our already well-diversified Unitholders' base. The overwhelming demand is clearly a strong endorsement of investors' confidence in our ability to deliver stable distributions and sustainable total returns, through leveraging on our 5-pronged strategy, to Unitholders."

Mr Pua Seck Guan, CEO of CMTML, said, "Our recently announced proposed asset enhancement plans[6] for Raffles City, which is expected to enhance the retail offering at the prime integrated development, is yet another testament of our ability to identify and acquire quality assets with strong fundamentals and value creation opportunities. With the combined asset management expertise of the managers of CapitaMall Trust and CapitaCommercial Trust, our strong track record in executing large-scale asset enhancement projects, and together with the progressive transformation of Singapore into the tourism hub of Asia, Unitholders can expect to benefit from our strong pipeline of

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[4] Based on the forecast for the financial period from 1 September 2006 to 31 December 2006, together with the accompanying assumptions, in the CMT Circular dated 29 August 2006.
[5] Based on the forecast for the financial year ending 31 December 2007, together with the accompanying assumptions, in the CMT Circular dated 29 August 2006.
[6] Announcement dated 21 August 2006.

assets which are strategically located in the suburban areas and downtown core of Singapore."

The ATM Offering

Under the ATM Offering, 8.7 million New Units will be made available to retail investors in Singapore through the Automated Teller Machines ("ATMs") of DBS (including POSB) on a "first-come, first-served" basis. The size of the ATM Offering may be increased by up to an additional 4.3 million New Units with a corresponding reduction in the size of the Private Placement, if strong demand is received from local investors.

The ATM Offering, which is limited to a maximum of 200,000 New Units per applicant, will open at 12.00 p.m. (Singapore Time) and close at 5.00 p.m. (Singapore Time) today, subject to an earlier closure in the event that the New Units under the ATM Offering are fully taken up earlier.

Listing of New Units and Temporary Stock Counter for the New Units

The indicative date and time of commencement of trading of the New Units on Singapore Exchange Securities Trading Limited (the "SGX-ST") is Friday, 1 September 2006 at 2.00 p.m.

The New Units, however, will not qualify for the distributable income of CMT for the period from 1 July 2006 to 31 August 2006. Thus, the New Units will trade under a temporary stock counter, CapitaMall A, separate from the existing CMT stock counter for the Existing Units. After the last day of "cum-distribution" trading in respect of the distribution period from 1 July 2006 to 30 September 2006, both the New Units trading on the temporary stock counter and the Existing Units will be aggregated and traded under the existing CMT stock counter on the Main Board of the SGX-ST on the next market day, being the first day of "ex-distribution" trading for both the New Units and the Existing Units.

CMTML estimates the quantum of the distribution per Existing Unit for the period from 1 July 2006 to 31 August 2006, being the last day prior to the listing of the New Units, to be between 1.87 cents to 1.95 cents. CMTML's forecast for the quantum of the

distribution per Existing Unit for the financial year ending 31 December 2006 in relation to the existing properties[7] in the portfolio of CMT (excluding Raffles City) is 11.07 cents[8].

The above-mentioned estimated distribution is provided pursuant to a waiver granted by the SGX-ST of Rule 704 (23) of the Listing Manual.

About CapitaMall Trust (www.capitamall.com)

CMT is the first listed real estate investment trust ("REIT") in Singapore. Launched in July 2002, it invests in quality income-producing properties which are used, or predominantly used, for retail purposes in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1,200 leases from local and international tenants. It currently has a portfolio of nine quality shopping malls in both the suburban and city areas – Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre and Bugis Junction. CMT also has a 27.2% stake in CapitaRetail Singapore Limited ("CRS"), a private retail fund sponsored by CapitaLand Limited ("CapitaLand"), through the Class E bonds issued by CRS. CRS owns three other suburban malls in Singapore. With a market capitalisation of approximately S$3.3 billion as at 28 August 2006, it is currently Singapore's largest REIT.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("CMT") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "Manager") is not indicative of the future performance of the Manager.

The value of units in CMT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the

[7] Comprises Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Bugis Junction, Hougang Plaza, Sembawang Shopping Centre and Jurong Entertainment Centre.
[8] Based on the forecast, together with the accompanying assumptions, in the Circular dated 29 August 2006.

principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("Unitholders") may only deal in their Units through trading on the SGX-SIT. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other similar developments, shifts in expected levels of gross revenue, changes in property operating expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

This release is not provided to and should not be read by any person other than Singapore residents reading this information within the Republic of Singapore. The information in this release must not be published outside the Republic of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

Nothing in this release constitutes an offer of securities for sale in the United States or any other jurisdiction where it is unlawful to do so. Neither this release nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States, Japan or Canada. The New Units have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and the New Units may not be offered or sold within the U.S. or to, or for the account or benefit of, U.S. persons (as defined in regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act. This release may not be forwarded or distributed to any other person and may not be reproduced in any manner whatsoever. Any forwarding, distribution or reproduction of

this information in whole or in part is unauthorised. Failure to comply with this directive may result in a violation of the Securities Act or the applicable laws of other jurisdictions.

This release is for information purposes only and does not constitute or form part of an offer, solicitation or invitation of any offer, to buy or subscribe for any securities, nor should it or any part of it form the basis of, or be relied in any connection with, any contract or commitment whatsoever.

Any decision to purchase or subscribe for New Units should be made solely on the basis of information contained in the CMT Circular dated 29 August 2006 and no reliance should be placed on any information other than that contained in such circular. If you have gained access to this information contrary to any of the foregoing restrictions, you are not authorised and will not be able to purchase any of the securities described therein.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

Media / Analyst Contact
Ms TONG Ka-Pin
DID : (65) 6826 5856
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com.sg

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Aug-2006 19:41:32
Announcement No.	00100

>> Announcement Details

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Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "Offer and Placement of 174,348,000 new units in CapitaMall Trust at an issue price of S$2.30 per new unit - Close of ATM Offering"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTML.annc.CloseofATMOffering.30Aug06.pdf Total size = **67K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

OFFER AND PLACEMENT OF 174,348,000 NEW UNITS ("NEW UNITS") IN CAPITAMALL TRUST ("CMT") AT AN ISSUE PRICE OF S$2.30 PER NEW UNIT SO AS TO RAISE AGGREGATE GROSS PROCEEDS OF S$401.0 MILLION BY WAY OF:

(I) AN OFFERING (THE "ATM OFFERING") OF 8,696,000 NEW UNITS TO RETAIL INVESTORS IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES OF DBS BANK LTD (INCLUDING POSB) ON A "FIRST-COME, FIRST-SERVED" BASIS, SUBJECT TO AN INCREASE OF UP TO AN ADDITIONAL 4,348,000 NEW UNITS WITH A CORRESPONDING DECREASE IN THE NUMBER OF NEW UNITS UNDER THE PRIVATE PLACEMENT (AS DEFINED HEREIN) WHICH ARE SUBJECT TO THE CRTL UNDERTAKING (AS DEFINED IN THE CMT CIRCULAR DATED 29 AUGUST 2006 (THE "CIRCULAR")); AND

(II) A PLACEMENT OF 161,304,000 NEW UNITS TO INSTITUTIONAL AND OTHER INVESTORS (THE "PRIVATE PLACEMENT").

Close of ATM Offering

CapitaMall Trust Management Limited, as manager of CMT (the "**Manager**"), is pleased to announce that:

(a) due to strong interest from retail investors, the size of the ATM Offering has been increased to 13,044,000 New Units;

(b) the initial 8,696,000 New Units under the ATM Offering representing gross proceeds of S$20.0 million have been fully taken up within 4 minutes of the opening of the ATM Offering at 12.00 p.m. today; and

(c) the subsequent 4,348,000 New Units under the ATM Offering representing additional gross proceeds of S$10.0 million have been fully taken up within 45 minutes of the opening of the ATM Offering.

Accordingly, the ATM Offering is now closed.

With the increase in the size of the ATM Offering, the number of New Units under the Private Placement which are subject to the CRTL Undertaking will be decreased by 4,348,000 New Units.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
Singapore
30 August 2006

Important Notice

This Announcement is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for units in CMT ("**Units**").

The Circular is available on the website of CMT at <www.capitamall.com>. This Announcement is qualified in its entirety by, and should be read in conjunction with the full text of the Circular. Words and expressions not defined in this Announcement have the same meaning as defined in the Circular unless the context requires otherwise.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT. Investors should read the whole of the Circular before deciding to accept or purchase the New Units.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to CMT or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the Units.

Nothing in this Announcement constitutes an offer of securities for sale in the United States. Neither this Announcement nor any copy or portion of it may be sent or taken, transmitted or distributed, directly or indirectly, into the United States or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "**Securities Act**")). The New Units have not been and will not be registered under the Securities Act and, accordingly may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except in certain transactions exempt from the registration requirements of the Securities Act.

The distribution of this Announcement and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, DBS Bank Ltd and UBS, acting through its business group, UBS Investment Bank, to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON THE WEBSITE OF SINGAPORE EXCHANGE SECURITIES TRADING LIMITED: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in CMT.